
13001449



AmbassadorsGroup

ANNUAL REPORT 2012



AmbassadorsGroup

AMBASSADORS GROUP, INC. PRODUCT LINES

- ★ People to People Student Ambassador Programs
- ★ People to People Citizen Ambassador Programs
- ★ People to People Leadership Ambassador Programs
- ★ Washington School of World Studies
- ★ www.bookrags.com
- ★ Discovery Student Adventures

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______to _____

Commission file number: 0-33347

Ambassadors Group, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**91-1957010** (I.R.S. Employer Identification No.)
Dwight D. Eisenhower Building **2001 South Flint Road** **Spokane, WA** (Address of Principal Executive Offices)	**99224** (Zip Code)

Registrant's telephone number, including area code: **(509) 568-7800**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.01 Par Value (Title of Class)	**The NASDAQ Stock Market** (Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☒
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sales price of the registrant's common stock on the NASDAQ Stock Market on June 30, 2012, was $51.6 million. Shares of the registrant's common stock held by each executive officer and director, and by each individual and entity that owns 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of the registrant's common stock, $0.01 par value, outstanding as of February 25, 2013, was 17,028,749.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to the 2013 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein.

TABLE OF CONTENTS

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Forward-Looking Statements

Statements contained in this Annual Report on Form 10-K of Ambassadors Group, Inc., which are not historical in nature, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements include, without limitation, statements that relate to expectations concerning matters that are not historical facts. Words such as "projects," "believes," "anticipates," "plans," "expects," "intends," and similar words and expressions are intended to identify forward-looking statements. These forward-looking statements reflect our beliefs or current expectations with respect to, among other things, trends in the travel and education industry, our business and growth strategies, our use of technology, our ability to integrate acquired businesses, and fluctuations in our results of operations.

Forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from anticipated results. These risks and uncertainties include factors generally affecting the travel and education industry, competition, dependence on key personnel and vendor relationships, our ability to successfully integrate the operations of existing or acquired companies, and a variety of other factors such as periods of international unrest, the outbreak of disease, changes in the direct-mail environment, protection of intellectual rights, unidentified taxation exposure, recession, weather conditions and concerns for passenger safety that could cause a decline in travel demand, as well as the risk factors set forth in Item 1A and other factors as may be identified from time to time in our filings with the Securities and Exchange Commission ("SEC") or in our press releases. All forward-looking statements are expressly qualified in their entirety by these factors and all related cautionary statements. We do not undertake any obligation to update any forward-looking statements.

PART I

Item 1. Business

Company Background

Ambassadors Group, Inc. ("Ambassadors," "Company," "we," "us" or "our") is a leading provider of educational travel experiences and online education research materials.

We were founded in 1967 and reincorporated in Delaware in 1995. We operated as Ambassadors Education Group, a wholly owned subsidiary of Ambassadors International, Inc. ("International") until February 2002, at which time Ambassadors spun off through a special stock dividend to International's shareholders. Beginning March 1, 2002, we began operating as an independent stand-alone company. Since that time our common stock on the NASDAQ Stock Market has traded under the symbol "EPAX." Our principal offices are located in Spokane, Washington, USA.

Our operations are organized in two reporting segments: 1) "Ambassador Programs and Other," which provides educational travel services through multiple itineraries within four travel program types and corporate overhead; and 2) "BookRags." See Note 13, "*Segment Reporting*," in our consolidated financial statements in this Form 10-K for further segment information. See Note 1, "*The Company*," in our consolidated financial statements in this Form 10-K for information regarding our revenues in major geographic areas.

Business Organization

Ambassador Programs, Inc.

Ambassadors and its predecessor companies have organized programs for over 50 years and have over 500,000 alumni. Our educational travel programs offer both domestic U.S. destinations as well as international travel destinations, including, but not limited to Europe, Australia, China, Japan, South Africa, India, Rwanda, Costa Rica, the Galapagos Islands and Antarctica. This direct to consumer travel business consists of four specialized private-label educational travel programs that seek to educate, inspire intellectual exchange, and develop the cultural and global intelligence of our participants. In 2012, 21,252 delegates, including students from 51 different countries, traveled on our programs to 37 countries on six continents.

We operate these programs using the People to People brand which we believe possesses strong awareness in the student travel industry and in turn, provides a high level of credibility for our programs. People to People International ("People to People") is a private, non-profit organization dedicated to the promotion of world peace through cultural exchange. We license from them the exclusive right to develop and conduct programs for grade school through high school students using the People to People name. We also have the non-exclusive right to develop, market and operate programs for professionals, college students and athletes using the People to People name. Our current agreements with People to People expire in 2020 with potential for renewal.

Student Ambassador Programs

Our flagship program, Student Ambassador Programs, which traveled over 80 percent of our total delegate count during 2012, provides educational opportunities for students in grade school, middle school and high school to visit one or more foreign destinations to learn about its history, government, economy and culture. We market our Student Ambassador Programs through a combination of direct mail invitations, social media, digital lead generations, and local in-person informational meetings. Our representatives review candidate applications and conduct local selection interviews to identify applicants for acceptance into our programs. Upon acceptance, students then participate in a series of orientation meetings to prepare for their upcoming travel experience.

Student Ambassador Program delegations travel for approximately 14 to 23 days during the summer months. Each delegation typically consists of 30 to 40 students and several teachers usually from the same geographical area, and is accompanied by local guides in each country to assist for the duration of each program.

Programs are designed by a staff of international planners and researchers to provide both an educational and entertaining travel experience, including what we refer to as People to People moments. These moments may include such experiences as access to a government leader, a hands-on cultural experience or opportunity to complete a service-related project in an effort to encourage global citizenship, and in many instances, students have the opportunity to stay for a few days with a host family, an experience which provides students a glimpse of daily life in the visited country. As a part of our distinguished safety program, we have contracts with program coordinators to provide day-to-day coordination and oversight of the programs. Many of these travel components are exclusive to our programs.

Leadership Programs

We provide domestic travel experiences to motivated grade school, middle school and high school students through our "People to People Leadership Summit" and "World Leadership Forum" ("Leadership Programs"), which emphasize leadership, community involvement, and government education. Our Leadership Programs have provided students from over 50 countries with academic promise, leadership potential and a desire to serve their communities, to travel to various U.S. destinations to exchange ideas with renowned speakers, field specific experts, professional educators and their peers. On these five to ten day programs, typically delivered throughout the year, delegates also engage in specially designed leadership study, team-building and leadership-building exercises, which include group discussions, workshops, educational meetings and other social and recreational activities. We market our Leadership Programs predominantly through direct mail. We directly organize and operate all aspects of these domestic programs, including the arrangement of speakers, facilitators, events, accommodations and transportation, which is different than our international program offerings.

Citizen Ambassador Programs

Our Citizen Ambassador Programs provide professionals with common interests the opportunity to travel abroad to meet and exchange ideas with foreign citizens who have similar backgrounds, interests or professions. Citizen Ambassador Programs travel throughout the year on eight to twelve day programs and have the option of adding other cultural exchange activities prior to or following each program. Citizen Ambassador Programs have been conducted in such areas as agriculture, economics, education, law, medicine and science. We market our Citizen Ambassador Programs primarily through a combination professional association relationships and some direct mail. As a part of many of our professional programs, continuing education credits are offered.

Discovery Student Adventures

In 2009, we began a teacher recruited student travel program, Discovery Student Adventures ("DSA"), which operates under our subsidiary World Adventures Unlimited, Inc. DSA provides opportunities for grade school, middle school and high school students to visit destinations with an emphasis on adventure and scientific exploration, and provides us with a foothold into the existing teacher recruitment market. As is suited to programs associated with Discovery Education, the trips provide immersive education in the sciences and personal access to researchers and experts in biology, ecology, geology, and other fields. Trips are seven to sixteen days in length and take place each spring and summer to destinations all over the world. We began DSA travel in 2009 and each year have experienced growth, however, this program remains in its early stages of development.

We operate this business under an exclusive license from Discovery Education, Inc. ("Discovery Education"), which expires in 2016 but with an option for renewal. Under this agreement, we develop and conduct international and domestic student programs for grade school through high school students using the Discovery Education trademark. We market our Discovery Student Adventures programs to prospective students and parents through our network of teachers using a combination of local information meetings arranged by a teacher who is affiliated with us, our website, and email.

BookRags

In May 2008, we acquired 100 percent of the educational website www.bookrags.com ("BookRags"). Founded in 1999, BookRags originally began as a source for online book summaries and notes that has grown to include a wide variety of additional content including book summaries, critical essays, study guides, lesson plans, film summaries, biographies, literary criticisms, and references to encyclopedia articles. The site attracts students and teachers each month to its millions of pages of content, which includes internally developed material, licensed material, user-generated content, and other third party content. The website currently sees approximately 3.3 million unique visitors per month. The BookRags' demographic is similar in nature to that of our educational travel programs, which we believe serves as a complementary marketing channel. In addition, BookRags offsets some of the seasonality of our travel businesses, as most of BookRags' revenues are earned during the traditional school year, or the months of September through June.

Academic Accreditation

Since 2004, we have operated our Washington School of World Studies ("WSWS"), a program academically accredited through the Northwest Accreditation Commission. WSWS provides an opportunity for high school students to earn academic credit through their participation in our travel programs. The courses we offer emphasize the total learning experience of the participant while preparing for and participating in their selected travel program. In addition to elective academic credit, students are eligible to earn service-learning credits on select programs after successfully completing the course requirements.

Since 2007, we have been able to provide teacher leaders with continuing education units from their study and work as leaders through the International Association for Continuing Education and Training. Our delegates and teacher leaders are also able to earn academic credit at a reduced rate through Eastern Washington University's Eisenhower Center ("EWU"). Student Ambassadors in high school may enroll in EWU courses and earn up to 3 college credits per course. In addition, Student Ambassadors in grades seven and eight are eligible to earn one college credit per course. Teacher leaders may enroll in EWU courses and earn up to five credits.

Business Strategy

We believe that our more than 50 years of experience organizing student and professional educational programs and establishing substantial relationships in countries where we provide programs, as well as our agreements with People to People and Discovery Education, allows us to provide an educational opportunity that is not readily duplicated by competitors' programs. We believe that the high-quality, differentiated nature of our programs, industry-leading safety profile and relationship based customer service model are and will remain key elements to our long term success. Our customer satisfaction is high as evidenced by our top-quality Net Promoter scores which we believe underline the value of the travel experiences we offer. We have developed solid relationships with our worldwide partners and suppliers, and continue to grow strategic alliances with organizations that closely align to our education-based corporate mission.

Our strategy is to maintain our high quality and unique out-of-classroom educational experiences while increasing our volume of business through multi-channel marketing. In order to grow the business, our operating plans include the following: further integrating digital and social marketing into our methodology, introducing new conversion channels while refining existing avenues; building and preserving high quality customer relationships; and introducing new educational travel programs and experiences independently and through strategic alliances.

Build and Preserve High Quality Customer Relationships

Because we provide students, as young as 10 years old, a two to three week international travel experience, a high degree of parental trust in our brand and our ability to deliver our programs safely is required. We believe a key factor to fostering this trust and awareness of our robust safety programs is through building a strong relationship with these families from the start. We incorporate a high touch customer service model throughout the marketing process as well as the pre- and post-travel experience with our delegates and their families. We also believe it is valuable to continue this relationship beyond a family's initial travel experience. These alumni are an important part of our marketing strategies. We have many families who have the same student or siblings travel with us multiple times, hence, we believe continuing to foster this relationship beyond travel is an important part of building and maintaining positive brand awareness.

Introduce New and Expand Existing Marketing Channels

We continue to pursue growth opportunities through enhancement of our existing marketing efforts and exploring new marketing channels which align strategically with our goals. We are placing a majority of our focus and resources on growing our core product offering, Student Ambassador Programs. To secure market share, we intend to further develop our integrated multi-media sales and marketing techniques, make greater use of referrals, target strategic partnerships, expand our search for fresh leads, and refine our utilization of segmentation techniques to further enable us to provide personalized offers to potential customers. We are particularly focused on continuing to enhance our digital marketing efforts to leverage social media and other sales and marketing online channels which can both complement and augment our traditional campaigns. We have seen evidence during the last year and continue to believe that targeted efforts in this area will both enhance the productivity of our existing campaigns and develop new sales opportunities. The number of youth using the internet and social media as their primary means of communication and information sharing is high and as this trend proliferates, we believe it is important to seamlessly incorporate these tools into our communication processes. We also continue to look for alliances with partners that have strong brand recognition and access to well-defined customer segments which can assist in marketing the uniqueness and exclusive nature of the travel experience we provide.

Introduce New Educational Travel Programs and Experiences

We continually seek to develop and introduce additional innovative and educational experiences. We intend to maintain our contacts with foreign governmental agencies and officials and utilize these and other foreign and domestic contacts to organize opportunities for our program participants that other travel programs do not currently offer. In addition, we may develop new youth travel programs organized around common extracurricular activities that are not currently offered.

In addition to our commitment of continual improvement and evolution of unique and culturally relevant program content, we utilize strategic partnerships and licensing agreements with People to People and Discovery Education. We currently have and actively seek various strategic alliances with other organizations that enhance our creditability to consumers, provide access to unique program elements and activities and can make introductions to or provide access to individuals who may be interested in our products. For example, we are a sponsor of the National Teacher of the Year Program, a project of the Council of Chief State School Officers, which allows us to support the most recognized teachers in the United States as part of our education leadership platform.

Competition

We compete with other companies that provide similar educational travel programs, professional travel and adult continuing education programs, activity camps and summer camps, as well as independent programs organized and sponsored by local teachers with the assistance of local travel agents. The travel industry in general and the educational segment of the travel industry are highly competitive and have relatively low barriers to entry. Certain organizations engaged in the travel business have substantially greater brand-name recognition and financial, marketing and sales resources than we do.

We also compete in the online research and advertising markets. The internet content and advertising industry is intensely competitive and has been rapidly evolving with converging technologies. We compete with many larger web properties that have larger staff dedicated towards selling and advertising and have more traffic to offer potential advertisers. We believe that the internet offers a more attractive and measurable advertising option than traditional off-line media including television, radio, billboard, magazine, and newspaper, and anticipate that this competition will increase over time as online usage continues to grow.

Seasonality

Our business is highly seasonal and we anticipate that this trend will continue for the foreseeable future. The majority of our travel programs and the associated revenues are delivered in June and July of each year. A small number of travel programs are delivered throughout the rest of the year as well as the majority of our internet research and advertising sales that occur primarily during the traditional school year. Sales and marketing costs are highest in the third and fourth quarters and typically occur nine to twelve months in advance of the associated revenue, mostly recognized during the second and third quarters.

Employees

As of December 31, 2012, we employed 238 employees, of which 213 were full-time. Of these, over 70% are located in Spokane, Washington, with the remaining located in various states across the United States to serve as local field representatives or remote employees. In addition, we have six employees located in China. We also employ a temporary workforce throughout the year to assist with the seasonal needs of our business, which has been as high as 42 individuals during the last year. None of our employees are subject to collective bargaining agreements or are represented by a union. We believe that our labor relations are good.

Available Information

We are subject to the informational requirements of the Exchange Act that require us to file reports, proxy and information statements, and other information with the SEC. The public may read and copy our filings at the SEC's Public Reference Room, 100 F. Street, N.E., Washington, D.C. 20549. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. Similarly, we maintain a website at www.AmbassadorsGroup.com, where we make available our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practical after, or on the same day as, such material is electronically filed with or furnished to the SEC. We make these available free of charge.

Item 1A. Risk Factors

The risk factors set forth below and the other information contained in this Form 10-K should be considered carefully as these are important factors, among others, that could materially and adversely affect our future operating results and could cause actual results to differ materially from expected or historical results. There may be additional risks that we consider not to be material, or which are not known, and any of these risks could have effects similar to those set forth below. See Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations for a cautionary discussion regarding forward-looking statements.

Deterioration of and extreme volatility in general economic conditions and consumer spending conditions could result in a decline in the number of people willing to purchase our premium travel products.

Demand for our products and services may be significantly affected by the general level of economic activity, level of discretionary spending and employment levels in the United States and key international markets. Therefore, global economic downturns or a recession could have a material adverse effect on our business, cash flows and our results of operations. The United States and other markets continue to face these conditions which have impacted demand in the travel industry, the markets in which we operate and our profitability. We expect these conditions will continue to impact our operations and profitability for the foreseeable future.

A decline in the travel industry could adversely affect our results of operations.

Our results of operations depend upon factors affecting the travel industry in general. Our earnings are especially sensitive to events that affect domestic and international air travel and availability of lodging and transportation. A number of factors, including a rise in fuel prices or other travel costs, which if passed along later in our travel season could decrease our ability to pass these costs onto our participants, reduction of airline capacity causing prices to increase, excessive inflation, currency fluctuations within the global market, the strength of the dollar, foreign taxation changes, extreme weather conditions and concerns about passenger safety could result in a temporary or longer-term overall decline in demand for our programs.

If we are ineffective in our marketing efforts or are unable to obtain quality leads or prospects, our future growth and profitability could be impacted.

Performance in our travel programs is substantially reliant on our ability to attract and retain travelers through our direct and indirect marketing efforts. The effectiveness of marketing efforts is highly dependent on our ability to identify and obtain productive lead sources, execute direct mail strategies, secure attendance and conversion at our local informational meetings, increase our digital presence, including the number of website visitors and unique users, and develop our brands. Failure or underperformance of our marketing efforts, including changes in the direct-mail environment and the Company's reputation with teachers and potential participants could have a material adverse effect on our business, financial condition, cash flows and results of operations. Such changes in the direct-mail environment could include, but are not limited to, new or different regulatory schemes or changes in costs or services by the United States Postal Service.

Business interruption due to natural occurrences, international political or terrorist activities and threats thereof, and other world events or incidents affecting the health, safety, security and/or program satisfaction of individuals without adequate insurance coverage or preparedness could have an adverse effect on our profitability.

Our operations are subject to unique risks inherent in doing business internationally, as most of our travel programs are conducted outside of the United States. Demand for our travel programs may be adversely affected by natural occurrences such as hurricanes, tsunamis, earthquakes, extreme flooding, and epidemics or other disease outbreaks such as influenza in geographic regions in which we conduct travel programs. In the event potential risks, such as war, U.S. military deployments, international and domestic terrorism, civil disturbances, political instability, governmental activities and deprivation of contract rights occur, they may impact our customers willingness to travel to these destinations or our ability to deliver planned programs.

The consequences of these types of events are unpredictable and the occurrence of any of the events described above, or other unforeseen developments in one or more of the regions in which we travel, could have a material adverse effect on our ability to acquire, retain, and/or travel enrollments, which would substantially impact profitability, cash flows, and results of operations. Historically, we have experienced increased cancellations for our travel programs during such times and if these business interruptions occur during the peak travel season, the impact can be magnified.

We depend on our ability to attract and retain our key personnel with industry specific knowledge.

Our performance is dependent on the continued services and performance of our senior management and certain other key personnel that have experience pertinent to success in the educational travel industry. The loss of the services of any of our executive officers or other key employees could have an adverse effect on our business operations, along with our ability to grow our business, generate innovative ideas, remain strategic, and recruit and maintain highly functional teams. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled managerial, sales, marketing and customer service personnel. Our inability to do so could have an adverse effect on our business, cash flows and results of operations.

On February 25, 2013, Jeffrey D. Thomas resigned as our President, Chief Executive Officer and director and Margaret M. Thomas resigned as our Executive Vice President and as President and Chief Operating Officer of our subsidiary, Ambassador Programs, Inc. Our Chief Financial Officer, Anthony F. Dombrowik, is currently serving as our interim President and Chief Executive Officer. Although we are in the process of seeking qualified candidates to replace Mr. Thomas and/or Ms. Thomas, we may not be successful in identifying, hiring and/or retaining executives with suitable skills and experience to fill these positions on a timely basis, on favorable terms, or at all. As a result, the loss of services of Mr. Thomas and Ms. Thomas could have an adverse effect on our business.

If we are unable to use our established brands such as the "People to People" name, or if the value of our name, image or brand diminishes, our ability in attracting future travelers could be significantly impacted and our business would be harmed.

Our brand names and trademarks are integral to our marketing efforts. We have registered or applied for a variety of service and trademarks including, but not limited to, the names "People to People Ambassador Programs," "People to People Student Ambassador Programs," "People to People Sports Ambassador Programs," "People to People Citizen Ambassador Programs," "People to People Leadership Programs," "BookRags" and "Society for Global Citizens." In addition, we have the right, subject to certain exceptions, to use the "People to People" and "Discovery Education" service, trademarks and logos for use in our marketing.

Our agreements with People to People International, currently scheduled to expire in 2020, give us the exclusive right to develop and conduct programs for grade school through high school students using the People to People name, and the non-exclusive right to develop and conduct programs for professionals, college students and athletes using the People to People name. If our agreement with People to People International were terminated or if we were unable to use the branded name to market new programs or destinations, this could have a material adverse effect on our ability to acquire participants for our programs and consequently affect our results of operations. Similarly, if our relationship with People to People International is disrupted or is adversely impacted because People to People International experiences interruption, delay or ceases operations in the future for any reason, our business could be harmed.

In addition, our ability to attract and enroll new delegates to travel with us is dependent on the value of the brands we associate with and our reputation with potential customers. If negative news coverage or other negative public relation matters occur in the student travel industry or specifically related to our company, our business could experience adverse effects impacting our volume and profitability.

The travel industry and specifically the educational segment within the travel industry are highly competitive. If we are unable to compete effectively in these markets, our financial condition and results of operations could be affected.

The travel industry in general and the educational segment of the travel industry are highly competitive and have relatively low barriers to entry. We compete with other companies that provide similar educational travel programs, professional travel and adult continuing education programs, activity camps and summer camps, as well as independent programs organized and sponsored by local teachers with the assistance of local travel agents.

People to People, under the terms of its agreement with us, reserves the right to offer programs to college students for studies abroad and to grant to other individuals or entities the right to use the People to People name in connection with People to People's professional education and sports programs. In the event companies with similar operations to us are granted the right to use the People to People name, our operations and competitive position in the industry could be significantly and adversely impacted.

Certain organizations engaged in the travel business could have substantially greater brand-name recognition and financial, marketing and sales resources than we do, and may offer an educational travel experience at a lower price. There can be no assurance that our present or future competitors will not exert significant competitive pressures on us in the future, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our dependence on travel suppliers could delay the delivery of our products and services, which would impact our reputation and could reduce our profitability.

We are dependent upon travel suppliers for access to their products and services. Travel suppliers include airlines, hotels, bus lines, overseas coordinators and other participants in the travel industry. Consistent with industry practices, we currently have no long-term agreements with travel suppliers that obligate such suppliers to sell services or products through us on an ongoing basis. Therefore, the travel suppliers generally can cancel or modify their agreements with us upon relatively short notice. In addition, any decline in the quality of travel products and services provided by these suppliers, or a perception by our participants of such a decline, could adversely affect our reputation and profitability. In addition, the loss of contracts, changes in our pricing agreements or commission arrangements, more restricted access to travel suppliers' products and services, less favorable public opinion of certain travel suppliers, or loss of deposits with travel suppliers that could go bankrupt, could all have a material adverse effect on our business, financial condition, cash flows and results of operations.

Fluctuations in foreign currency exchange rates affect the amount we pay for services received from foreign vendors and could positively or negatively affect our gross margin results.

The majority of our travel programs are internationally based and many of our arrangements with our foreign-based suppliers require payment to be made in foreign currencies. Increases and decreases in the value of the U.S. dollar in relation to foreign currencies have the effect of impacting the cost of the services to be provided. We generally enter into forward contracts and other financial instruments with less than two years' maturity to help manage program costs and hedge against foreign currency valuation changes. While the ability to utilize forward contracts for the delivery of foreign currencies can mitigate the effect on program costs and foreign currency exchange fluctuations, there can be no assurance that program costs will not be significantly impacted in future periods. There can also be no assurance our hedging strategy will mitigate longer-term foreign exchange valuation trends. Depending on the strength of the U.S. dollar at the time the forward contracts or other financial instruments are entered into, its strength throughout the contracted period, and the accuracy of our projected enrollment volume, we could experience over-hedged positions, which may result in a gain or loss that must be recognized immediately in our consolidated financial statements.

We are exposed to impairment risk of goodwill, intangibles and other long-lived assets.

Financial and credit market volatility directly impacts fair value measurement through our Company's estimated weighted average cost of capital used to determine discount rate, and through our common stock price that is used to determine market capitalization. During times of volatility, significant judgment must be applied to determine whether credit or stock price changes are a short-term swing or a longer-term trend.

The assessment for possible impairment requires us to make judgments including estimating future cash flows that are dependent upon internal forecasts, estimating the long-term rate of growth for our business, and estimating the useful life over which our cash flows will occur. While we have not previously recorded any impairment losses for goodwill or intangible assets, continued adverse market conditions could impact the fair value of our reporting units that could result in impairments of goodwill, intangible and other long-lived assets. Changes in our estimates and assumptions as they relate to valuation of goodwill, intangibles and other long-lived assets could affect, potentially materially, our financial condition or results of operations in the future.

The online research and advertising market is intensely competitive and changes rapidly. If we are unable to project trends and develop new sales opportunities to effectively compete in this space, our ability to maintain historical growth trends could be impacted.

We face significant competition from a wide variety of content and media Web properties with companies throughout the world. The internet content and advertising industry is intensely competitive and has been rapidly evolving with converging technologies. We compete with many larger Web properties that have larger staff dedicated towards selling and advertising and have more traffic to offer potential advertisers. We believe that the internet offers a more attractive and measurable advertising option than traditional off-line media including television, radio, billboard, magazine, and newspaper, and anticipate that this competition will increase over time as online usage continues to grow. There can be no assurance that we will be able to compete successfully, and the failure to compete successfully may have a significant adverse effect on our ability for future growth as well as on our results of operations and future cash flows.

Litigation or other claims of liability may subject us to significant costs, judgments, fines and penalties that may not be covered by or may be in excess of available insurance coverage, may divert management's attention and resources from our business, and may result in adverse publicity.

Due to the nature of our business and being a publicly held company, we may be subject to liability claims arising out of perceived wrong doing related to management's decisions, securities claims, governmental investigations, business operations, accidents or disasters causing injury to delegates on our programs, including claims for serious personal injury or death. We maintain adequate liability insurance coverage for risks arising from the normal course of our business, including, but not limited to, professional and general liability insurance. There is no assurance that the insurance maintained by us will be sufficient to cover one or more large claims, that such insurance will cover a claim or loss, continue to be available in the future, or that the applicable insurer will be solvent at the time of any covered loss. Further, there can be no assurance that we will be able to obtain insurance coverage at acceptable levels and cost in the future. Successful assertion against us of one or a series of large uninsured claims, or of one or a series of claims exceeding any insurance coverage could have a material adverse effect on our business, financial condition, and cash flows. In addition to impact on profitability, liability claims asserted against us can also divert management's attention and company resources to participation in the litigation process and defense of these asserted claims. Lastly, claims asserted against us could adversely affect the public's perception of us. See Note 9, "*Commitments and Contingencies*," to the consolidated financial statements in this Form 10-K for a description of the recent claims that have been made against us.

Government regulation and taxation may adversely affect the travel industry generally and/or our business specifically and thus increases our operating expenses.

Many travel suppliers, particularly airlines, are subject to extensive regulation by federal, state and foreign governments. In addition, the travel industry is subject to certain seller of travel laws and special taxes by federal, state, local and foreign governments, including but not limited to hotel bed taxes, car rental taxes, airline excise taxes, airport taxes and fees and income and business taxes. New or different regulatory schemes, increasing regulatory scrutiny on third party marketing and licensing arrangements, more rigorous privacy laws, or changes in tax policy could have an adverse impact on key parts of our business or the travel industry in general and could have a material adverse effect on our business and results of operations.

Significant fluctuations in financial results from quarter to quarter related to the seasonality of our business and the timing differences of marketing expenses as compared to corresponding revenue could impact investor confidence and cause potential share price volatility.

Our business is highly seasonal and we anticipate that this trend will continue for the foreseeable future. The majority of our travel programs and the associated revenues are delivered in June and July of each year. A small number of travel programs are delivered throughout the rest of the year as well as the majority of our internet research and advertising sales that occur primarily during the traditional school year. Sales and marketing costs are highest in the third and fourth quarters and typically occur nine to twelve months in advance of the associated revenue, mostly recognized during the second and third quarters. Although historically revenue recognized has offset the operating losses incurred during the rest of the year, the long lead time for this revenue, creates a situation where individual quarter or annual operating results may not match expectations of public market analysts and investors. Depending on their understanding of this aspect of our business, history with our company, and confidence in forthcoming business plans, our share price could be materially and adversely affected.

The market price of our common stock could also be subject to significant fluctuations due to specific market changes, such as speculation in the press or investment community, actions by institutional shareholders, general market conditions, and limited shares of common stock available for trading.

If we are unable to protect our intellectual property, we may lose a competitive advantage or incur substantial litigation costs to protect our rights.

Substantially all of our publications in the BookRags segment are protected by copyright, held either in our name, in the name of the author of the work, or in the name of the sponsoring professional society. Such copyrights protect our exclusive right to publish the work in the United States and in many countries abroad for specified periods. Our ability to obtain and continue to obtain access to existing and new content, as well as our ability to continue to achieve expected results depends, in part, upon our ability to protect our intellectual property rights. Our results may be adversely affected by lack of adequate legal or technological protections for our intellectual property in some jurisdictions and markets that we operate in.

We are exposed to concentration of credit risk that could affect our results of operations.

A large percentage of our balance sheet consists of cash, cash equivalents and available-for-sale securities which are exposed to concentrations of credit risk. Although we place our cash and temporary cash investments with high credit quality institutions, at times, such balances may be in excess of the federal depository insurance limit or may be on deposit at institutions which are not covered by this insurance. If such institutions were to become insolvent while holding our cash, cash equivalents or available-for-sale securities in excess of the insurance limit, we could suffer losses or it could be necessary to obtain credit financing to operate our travel programs. There is no assurance that we could respond timely enough to avoid losses and a swift, material change in these markets could have an adverse effect on our cash flow.

We cannot assure you that we will be able to continue paying dividends at the current rate.

Based on current circumstances, we plan to continue our current dividend practices. However, you should be aware that these practices are subject to change due to a variety of factors, including the following: (i) we may not have enough cash to pay such dividends due to changes in our cash requirements, capital spending plans, cash flows or financial position; (ii) decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of our Board of Directors, which reserves the right to change our dividend practices at any time and for any reason; (iii) the effects of changes to laws or regulations which impact our ability to pay dividends; (iv) the amount of dividends that we may distribute to our stockholders may be limited by the terms of any future indebtedness that we may incur; and (v) the effects of downturns in the domestic and global economies. Our stockholders should be aware that they have no contractual or other legal right to dividends. If we do not pay dividends, our common stock may be less valuable because a return on an investment in our common stock will only occur if our stock price appreciates.

Failure to comply with the applicable rules and regulatory standards or maintain the security of internal or customer data, including Payment Card Industry (PCI) Data, could adversely affect our reputation and subject us to substantial fines and penalties.

Our businesses require collection and retention of large volumes of internal and customer data, including credit card numbers and other personally identifiable information of our customers, that are processed, summarized and reported by our various information systems and those of our service providers. We also maintain personally identifiable information about our employees. The integrity and protection of all customer, employee, and company data is critical to us. We devote substantial time and incur additional costs to ensure proper compliance and safe guarding of such data. Our customers and employees expect that we will adequately protect their personal information, and comply with the regulatory environment surrounding information security and privacy which is increasingly demanding. A theft, loss or fraudulent use of customer personal or credit card information, employee, or company data could adversely impact our reputation and could result in significant remedial and other costs, fines and litigation.

We could be negatively impacted by a security breach, through cyber-attack, cyber intrusion or otherwise.

We face the risk of a security breach, whether through cyber-attack or cyber intrusion over the internet, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, or other significant disruption of our IT networks and related systems. Although we make significant efforts to maintain the security and integrity of these types of information and IT networks and related systems, and we have implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging.. A security breach or other significant disruption involving our IT networks and related systems could: disrupt the proper functioning of these networks and systems and therefore our operations; result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of proprietary, confidential, sensitive or otherwise valuable information, which others could use to compete against us; require significant management attention and resources to remedy the damages that result; subject us to claims for contract breach and damages; or damage our reputation, any or all of which could have a negative impact on our results of operations, financial condition and cash flows.

Our business could be negatively affected as a result the actions of activist shareholders or other proxy related matters.

We face the risk that one of our stockholders could seek to have its own director candidates elected at our annual meeting of stockholders and a proxy contest could ensue, which could adversely affect our business because:

- responding to proxy contests and other actions by activist stockholders can disrupt our operations, be costly and time-consuming, and divert the attention of our management and employees;
- perceived uncertainties as to our future direction may result in the loss of potential business opportunities, and may make it more difficult to attract and retain qualified personnel and business partners; and

- if individuals are elected to our board of directors with a specific agenda, it may adversely affect our ability to effectively implement our business strategy and create additional value for our stockholders.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We own an office building, approximating 132,000 square feet, in which our headquarters are located in Spokane, Washington. We believe our facilities are well maintained, in good operating condition and provide adequate capacity for our needs. In April 2012, our Board of Directors approved the listing for sale of our corporate headquarters. We may relocate our headquarters to a new leased location also in Spokane upon sale. At December 31, 2012, Ambassadors Group, Inc. and its subsidiaries are the only occupants of this property.

We also occupy three additional office spaces in Arlington, Virginia, Seattle, Washington, and Beijing, China under leases which expire on December 31, 2015, September 30, 2016, and January 9, 2014, respectively. We believe that all facilities are well maintained, in good operating condition and provide adequate capacity for our needs.

We maintain insurance coverage that we believe is adequate for our business, including general liability insurance and leased property and personal property insurance on a replacement cost basis.

Item 3. Legal Proceedings

The information contained in Note 9, "*Commitments and Contingencies,*" to our consolidated financial statements is incorporated by reference.

Item 4. Mine Safety Disclosures

Not applicable

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our common stock has been traded on the NASDAQ Stock Market under the symbol "EPAX" since March 1, 2002.

As of February 25, 2013, the last reported sale price of our common stock was $4.47. The following table sets forth the high and low sale prices of a share of our common stock as reported on the NASDAQ Stock Market on a quarterly basis for our fiscal years ended December 31, 2012 and 2011.

	High		Low	
Quarter ended March 31, 2012	$	5.97	$	4.22
Quarter ended June 30, 2012	$	5.80	$	4.79
Quarter ended September 30, 2012	$	5.71	$	4.95
Quarter ended December 31, 2012	$	5.75	$	4.23
Quarter ended March 31, 2011	$	11.94	$	9.74
Quarter ended June 30, 2011	$	11.06	$	8.55
Quarter ended September 30, 2011	$	9.15	$	5.48
Quarter ended December 31, 2011	$	6.46	$	3.88

Performance Graph

The following graph compares our cumulative total shareholder return with the NASDAQ Stock Market Index and the Russell 2000 Index. The graph assumes that $100 was invested on December 31, 2006 in our common stock and in each of the indexes mentioned above and that all dividends were reinvested.



$140
$120
$100
$80
$60
$40
$20
$0
Dollars

	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
Ambassadors Group, Inc.	$100	$83	$81	$94	$77	$71	$65
The Russell 2000 Index	$100	$98	$65	$83	$105	$101	$117
The NASDAQ Stock Market Index	$100	$111	$53	$77	$91	$113	$132

The performance graph is being furnished by us and shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Act, or the Exchange Act.

Holders of Record

As of February 21, 2013, there were approximately 52 holders of record of our common stock, according to our registrar. This number does not include beneficial owners holding shares through nominee or street name.

Dividends

We currently have a quarterly dividend policy and each quarter our Board of Directors reviews our dividend payments to ensure the amount are in alignment with our strategic direction, capital requirements, financial position and other conditions, which may affect the Board of Director's decision or our ability to pay dividends in the future.

During 2011 and 2012, and through February 2013, our Board of Directors declared the following dividend payments:

Declaration Date	Record Date	Payment Date	Dividend Per Share
February 15, 2011	March 1, 2011	March 15, 2011	$0.06
May 12, 2011	May 26, 2011	June 9, 2011	$0.06
August 11, 2011	August 25, 2011	September 8, 2011	$0.06
November 9, 2011	November 23, 2011	December 7, 2011	$0.06
February 16, 2012	March 01, 2012	March 15, 2012	$0.06
May 10, 2012	May 24, 2012	June 7, 2012	$0.06
July 27, 2012	August 10, 2012	August 24, 2012	$0.06
October 18, 2012	November 6, 2012	November 22, 2012	$0.50
November 8, 2012	November 23, 2012	December 6, 2012	$0.06
February 13, 2013	February 27, 2013	March 13, 2013	$0.06

Transfer Agent and Registrar

Computershare serves as transfer agent and registrar of our common stock.

Equity Compensation Plan Information

The following tables provide information as of December 31, 2012 about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	2,324,446	8.90	470,774
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	2,324,446	8.90	470,774

Issuer Purchases of Equity Securities

On various dates between May 2004 and October 2012, our Board of Directors authorized the repurchase of up to an aggregate of $72.7 million of our common stock in the open market or through private transactions (the "Repurchase Plan"). The Repurchase Plan does not expire as of any particular date. During the year ended December 31, 2012, we repurchased 650,121 shares of our common stock for $3.1 million. Since inception through December 31, 2012, we have repurchased approximately 4,490,242 shares of our common stock, adjusted to reflect the effect of our two-for-one stock split of our common stock in 2005, for an approximate total of $59.6 million. As of December 31, 2012, approximately $13.1 million remained available for repurchase under the Repurchase Plan. Through February 25, 2013, we have repurchased 16,300 shares of our common stock for approximately $0.1 million.

The following is a summary of issuer purchases of equity securities during the year ended December 31, 2012:

Period	Total Number of Shares Purchased (A)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Program (B)
Available for repurchase at September 30, 2012	-	-	-	$ 13,500,020
October 1 - October 31, 2012	-	-	-	16,200,020
November 1 - November 30, 2012	635,292	4.70	616,725	13,301,413
December 1 - December 31, 2012	33,396	4.55	33,396	13,149,510
Available for repurchase at December 31, 2012	-	-	-	$ 13,149,510

(A) In November 2012, we acquired and cancelled 18,567 shares of common stock surrendered by employees to pay income taxes due upon the vesting of restricted stock. Additionally, 616,725 shares of common stock were purchased as part of the Repurchase Plan.

(B) In October 2012, the Board of Directors approved an approximately $2.7 million increase in the funds which the Company may spend under the Company's stock repurchase plan.

Recent Sales of Unregistered Securities

During the fiscal year ended December 31, 2012, we did not sell any equity securities that were not registered under the Act.

Item 6. *Selected Financial Data*

This section presents our historical financial data, which should be read carefully with the financial statements included in this Form 10-K, including the notes to the consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations. The statement of operations data for each of the years in the three-year period ended December 31, 2012, and the consolidated balance sheet data as of December 31, 2012 and 2011 have been derived from audited consolidated financial statements included elsewhere in this Form 10-K. The consolidated statement of operations data for the years ended December 31, 2009 and 2008 and the consolidated balance sheet data as of December 31, 2010, 2009 and 2008 have been derived from the audited consolidated financial statements, which are not included in this Form 10-K. Historical results are not necessarily indicative of future results.

	December 31,				
	2012	2011	2010	2009 (A)	2008 (B)
	(in thousands, except per share data)				
Statement of Operations data:					
Net revenue, non-directly delivered programs (C)	44,837	51,966	56,618	69,279	65,656
Gross revenue, directly delivered programs (C)	9,008	10,426	16,423	26,036	30,374
Internet content and advertising revenue	4,207	4,046	3,105	3,300	1,897
Total revenue	58,052	66,438	76,146	98,615	97,927
Cost of sales, directly delivered programs	6,107	6,822	9,591	14,422	18,856
Cost of sales, internet content and advertising	554	575	454	389	192
Gross margin	51,391	59,041	66,101	83,804	78,879
Selling and marketing expenses	34,845	40,367	41,880	39,021	40,842
General and administrative expenses	16,224	16,564	14,125	14,604	12,568
Operating income	322	2,110	10,096	30,179	25,469
Operating margin	1%	4%	15%	36%	32%
Net income	1,744	2,956	8,116	20,337	18,546
Earnings per share - basic	0.10	0.17	0.43	1.06	0.97
Earnings per share - diluted	0.10	0.17	0.42	1.05	0.95
Balance sheet data:					
Cash, cash equivalents and short-term available-for-sale securities	38,272	58,647	79,378	81,184	74,425
Total assets	97,895	114,100	128,556	128,095	124,277
Total stockholders' equity	65,123	76,957	86,038	91,006	67,233
Other key financial measures:					
Cash flow provided by (used in) operating activities	2,219	(6,655)	21,639	16,138	24,732
Cash flow provided by (used in) investing activities	827	30,797	(4,716)	(11,200)	(16,181)
Cash flow used in financing activities	(16,415)	(11,461)	(17,741)	(4,271)	(18,843)
Cash dividends declared and paid	(13,012)	(4,258)	(4,594)	(4,581)	(8,801)
Cash dividends declared and paid, per common share	0.74	0.24	0.24	0.24	0.46

(A) We entered into a license agreement with Discovery Education during the first quarter of 2009. Pilot programs were operated in the summer of 2009; therefore no revenue was generated or included in consolidated financial results. Conversely, costs associated with those pilot programs and start-up costs are included in the 2009 consolidated financial data.

(B) We acquired BookRags in May 2008; therefore our 2008 consolidated financial data includes BookRags' results of operations since that date.

(C) Net revenues are a function of gross program receipts from non-directly delivered programs, less program pass-through expenses from non-directly delivered programs. Program pass-through expenses include all direct costs associated with our programs, including, but not limited to, costs related to airfare, hotels, meals, ground transportation, guides, professional exchanges and changes in currency exchange rates. Gross revenues, directly delivered programs are a function of the gross program receipts for those programs we directly organize and operate, including all activities such as speakers, facilitators, events, accommodations and transportation. Gross revenue for both directly delivered programs, non-directly delivered programs and internet content and advertising revenue during the years ended December 31, 2012, 2011, 2010, 2009 and 2008 were $139.9 million, $155.1 million, $162.0 million, $203.7 million and $229.2 million, respectively. Gross margin as a percent of gross program receipts during the years ended December 31, 2012, 2011, 2010, 2009, and 2008 was 37%, 38%, 41%, 41%, and 34%, respectively.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide a reader of our consolidated financial statements with a narrative perspective from our management on our financial condition, results of operations, liquidity and certain other factors that may affect our future results. Our MD&A should be read in conjunction with the other sections of this annual report on Form 10-K, including Part I, "Item 1A: Risk Factors"; Part II, "Item 6: Selected Financial Data"; and Part II, "Item 8: Financial Statements and Supplementary Data."

Certain statements in this report, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Act and Section 21E of the Securities Exchange Act. Forward-looking statements may appear throughout this report, including without limitation, statements in Item 2, Management's Discussion and Analysis of Financial Condition and Results of Operations. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements.

Introduction

Ambassadors Group, Inc. is a leading provider of educational travel experiences and online education research materials primarily engaged in organizing and promoting worldwide educational travel programs for students through a direct to consumer revenue model. We operate student travel programs primarily using the People to People brand under a long-term exclusive license agreement. We have been traveling students on People to People programs for over 50 years and have over 500,000 alumni. We believe that our association with that brand and experience in the educational travel industry give us both a strong awareness in the market and a high level of credibility.

Our core program offering is an international destination trip for U.S. students in the 11 to 17 year old age group ("Student Ambassadors Program"). We also offer domestic destination travel programs for U.S. students and international students from over 50 countries focused on leadership and education ("Student Leadership Program"). During 2011, we began to expand our in-bound travel programs by establishing a Beijing office traveling Chinese students on U.S. destination trips ("People to People – China").

In addition to our People to People student programs, we operate professional travel programs for adults under the People to People brand ("Citizen Ambassadors Program") and a student travel operation under the Discovery Student Adventures brand ("DSA"). Our DSA program is associated with Discovery Student Education and operates through a teacher recruited revenue model. Lastly, we operate BookRags (www.bookrags.com), an education oriented research website which provides study guides, lesson plans and other educational resources to students and teachers. The site attracts students and teachers each month to its millions of pages of content, which includes internally developed material, licensed material, and user-generated content.

As further discussed below, our operating results depend on the number of travelers that attend our programs ("travelers" or "delegates"), the fees we are able to charge for each traveler net of pass-through expenses associated with non-directly delivered programs such as airfare and third-party tour operator fees ("total revenue"), and the direct costs associated with the traveler's itinerary on directly delivered programs including airfare, hotel charges, meal costs, event and location fees, chaperone costs, tour manager fees, and the cost of in-country travel ("cost of sales"). Our business is highly seasonal and the second quarter is typically our highest period for gross revenue and cost of sales activity. The majority of sales and marketing expenses are incurred in the third and fourth quarters of the current year to attract delegates for the following year, while the associated revenue is generally recognized in the second and third quarter of the following fiscal year.

Executive Summary

Our strategy is to maintain our high quality and unique out-of-classroom educational experiences while increasing our volume of business through multi-channel marketing. In order to grow the business, our operating plans include the following: further integrating digital and social marketing into our approach; introducing new conversion channels while refining existing ones; building and preserving high quality customer relationships; and introducing new educational travel programs and experiences independently and through strategic alliances.

During 2012, we traveled 21,252 delegates compared to 23,928 delegates during 2011. This represents an 11 percent decline year-over-year, primarily driven by fewer delegates traveled from our core product, Student Ambassadors Programs. Anticipating that delegate counts were likely to decline in 2012, we actively implemented cost savings initiatives that reduced our total operating expenses by $5.9 million, or 10 percent, compared to the year ended December 31, 2011. Net income decreased $1.2 million, or 41 percent, to $1.7 million during the year ended December 31, 2012 compared to $3.0 million during 2011.

As we have concluded our fall and winter marketing campaigns, we anticipate a reduced level of travelers for 2013 compared to 2012 driven by a continued decline in Student Ambassador Programs enrollments due to a faster than expected decline in the performance of the stand-alone mail component of our integrated marketing strategy. In addition, while our in-person information meetings remain our strongest conversion channel and deliverer of student travelers, attendance, and the number of enrollments through this channel are down year-over-year.

We have taken and continue to take steps to address this downward trend through the development of our multi-channel strategy and are implementing additional marketing initiatives to confront the gap created against our 2013 enrollment expectations. We have implemented market-specific coordination of direct mail and digital advertising and continue to test higher touch conversion channels such as webinars and telesales. Additionally, we are testing a shift in our selling cycle this coming spring to accelerate the timing of our early enrollment efforts and move us toward a year-round marketing strategy. We believe this strategy aligns better with consumer behavior while also mitigating some of the risks involved with the emphasis on the fall marketing campaign.

Our goal is to adjust to the realities of our marketplace and we plan to continue to evolve our multi-channel sales and marketing strategies to adapt to the needs and behaviors of our target audience. We plan to continue to refine our integrated multi-channel strategy with a heavier emphasis on digital reinforcement of the direct mail component. We believe we need to make multiple touch points available while our consumers are researching their decision to travel, moving them toward the point of sale, which we anticipate will ultimately translate to stronger conversion for our programs.

As we continue to transition our business to a multi-channel approach, we believe it is important to right-size our balance sheet and return capital to shareholders while we continue to focus on our core business to position the Company for long-term success. With the financial flexibility we believe our balance sheet affords, during the fourth quarter of 2012 the Board of Directors approved additional share repurchases to augment the existing approximately $13.5 million authorization. During the fourth quarter of 2012, we returned over $3.0 million to our shareholders in the form of repurchases. In addition, a $0.50 per share special dividend was approved and paid out to shareholders during the fourth quarter of 2012 returning an additional $8.8 million to shareholders.

Results of Operations

Comparison of Year Ended December 31, 2012 to Year Ended December 31, 2011

The following table sets forth the consolidated financial results and change in dollars and percentages for the periods indicated:

	Year Ended December 31,			
	2012	2011	$ Change	% Change
Total revenue	$ 58,052	$ 66,438	$ (8,386)	-13%
Cost of goods sold	6,661	7,397	(736)	-10%
Gross margin	51,391	59,041	(7,650)	-13%
Selling and marketing expenses	34,845	40,367	(5,522)	-14%
General and administrative expenses	16,224	16,564	(340)	-2%
Operating income	322	2,110	(1,788)	-85%
Other income	1,717	1,495	222	15%
Income before income tax provision	2,039	3,605	(1,566)	-43%
Income tax provision	(295)	(649)	354	-55%
Net income	$ 1,744	$ 2,956	$ (1,212)	-41%

During the year ended December 31, 2012, we traveled 21,252 delegates compared to 23,928 delegates in 2011. We experienced a decline in the number of delegates that traveled on our core Student Ambassador Programs offerings as well as in two of our non-core programs, Leadership Programs and Citizen Ambassador Programs as the market demand for these programs shifted. The decline in total revenue is mainly due to the decrease in delegates traveled, but based on the fact that we report our international travel programs on a net revenue basis, increased costs associated with airfare, in particular increased fuel surcharges, and higher foreign currency exchange rates also contributed to this decline. Gross margin as a percentage of gross revenues declined to 36.7 percent during 2012 compared to 38.1 in 2011. The decrease in revenues from the travel business is partially offset by an increase in BookRag's internet content revenue.

Due to several cost saving initiatives implemented throughout 2012, selling and marketing expenses declined $5.5 million while general and administrative expenses declined $0.3 million for the year ended December 31, 2012 compared to 2011. In line with our strategy to reduce overall operating expenses to maximize profitability, these reductions consisted of approximately $3.5 million in lower marketing expenses related to selected travel campaigns as well as reduced personnel costs associated with a reduction in staffing offset by increased depreciation and technology expenses associated with investment in technology improvements. In addition, we experienced lower legal expenses related to an SEC investigation that has now been closed, offset by costs incurred related to a previously disclosed proxy contest.

Other income increased $0.2 million during the year ended December 31, 2012 compared to 2011 due primarily to realized gains on the sale of investments diverted to municipal bond funds offset by lower interest income associated with lower investment balances year over year.

For the years ended December 31, 2012 and 2011, the income tax provision recorded resulted in a 14 percent and 18 percent annual effective income tax rate applied to pre-tax income, respectively, in relation to our current federal statutory tax rate of 34 percent. The difference from our effective tax rate on a year over year basis is primarily due to the increased weight of our tax exempt interest earned during the period as a percent of our lower pre-tax net income. During the fourth quarter of 2012 and subsequent to our third quarter reporting period, we increased our estimated income tax provision as a result in a change in estimate related to non-taxable interest income earned throughout 2012. This change had no impact on our consolidated statement of operations for the year ended December 31, 2012.

Comparison of Year Ended December 31, 2011 to Year Ended December 31, 2010

	Year Ended December 31,			
	2011	2010	$ Change	% Change
Total revenue	$ 66,438	$ 76,146	$ (9,708)	-13%
Cost of goods sold	7,397	10,045	(2,648)	-26%
Gross margin	59,041	66,101	(7,060)	-11%
Selling and marketing expenses	40,367	41,880	(1,513)	-4%
General and administrative expenses	16,564	14,125	2,439	17%
Operating income	2,110	10,096	(7,986)	-79%
Other income	1,495	1,501	(6)	0%
Income before income tax provision	3,605	11,597	(7,992)	-69%
Income tax provision	(649)	(3,481)	2,832	-81%
Net income	$ 2,956	$ 8,116	$ (5,160)	-64%

During the year ended December 31, 2011, we traveled 23,928 delegates compared to 26,657 delegates in 2010. We experienced modest growth in the number of delegates traveled on our core Student Ambassador Programs offerings, but we suffered significant declines in two of our non-core programs, Leadership Programs and Citizen Ambassador Programs as the market demand for these programs decreased. The decline in total revenue is mainly due to the decrease in delegates traveled, as well as increased costs associated with base airfare, fuel surcharges, departure taxes, and foreign currency exchange rates. The decrease in revenues from the travel business is partially offset by an increase in BookRag's internet content and advertising revenue.

Selling and marketing costs were in line with 2010 on a comparable year over year basis. The decline noted above was caused by asset impairments or loss on sale of equipment associated with outsourcing our print and production facilities during 2010. In the year ended December 31, 2011 as compared to the same period in 2010, general and administrative expenses increased mainly due to legal and professional expenses. In fiscal year 2010, a benefit was recorded for favorable insurance recoveries for legal expenses incurred in 2009. In 2011, we continued to sustain significant legal and professional expenses that were outside the normal course of business associated with a securities class action lawsuit and an SEC investigation.

For the years ended December 31, 2011 and 2010, the income tax provision recorded resulted in an 18 percent and 30 percent annual effective income tax rate applied to pre-tax income, respectively, in relation to our current federal statutory tax rate of 34 percent. The difference from our effective tax rate on a year over year basis is primarily due to increased weight of our tax exempt interest earned during the period as a percent of our lower pre-tax net income.

Results of Operations by Segment

Our operations are organized in two reporting segments, 1) "Ambassador Programs and Other," which provides educational travel services to students, and professionals through multiple itineraries within four travel program types and corporate overhead, and 2) "BookRags," which provides online research capabilities through book summaries, critical essays, online study guides, lesson plans, biographies, and references to encyclopedia articles.

Ambassador Programs and Others' gross margin is comprised of gross receipts less direct program costs, including air, accommodation, transportation, speakers, facilitators, and event costs. BookRags' gross margin is comprised of content, subscription, and advertising revenues via www.bookrags.com, less commissions and amortization of intangible assets directly associated with sales.

Segment results of operations for the year ended December 31, 2012 and 2011 are as follows (in thousands):

	Year ended December 31, 2012			Year ended December 31, 2011		
	Ambassador Programs and Other (1)	BookRags	Consolidated	Ambassador Programs and Other (1)	BookRags	Consolidated
Total revenue	$ 53,845	$ 4,207	$ 58,052	$ 62,392	$ 4,046	$ 66,438
Cost of goods sold	6,107	554	6,661	6,822	575	7,397
Gross margin	47,738	3,653	51,391	55,570	3,471	59,041
Selling and marketing expenses	33,384	1,461	34,845	38,912	1,455	40,367
General and administrative expenses	15,359	865	16,224	15,724	840	16,564
Operating income (loss)	(1,005)	1,327	322	934	1,176	2,110
Other income	1,657	60	1,717	1,452	43	1,495
Income before income tax provision	652	1,387	2,039	2,386	1,219	3,605
Income tax provision	192	(487)	(295)	(232)	(417)	(649)
Net income	$ 844	$ 900	$ 1,744	$ 2,154	$ 802	$ 2,956

(1) Ambassador Programs and Other include all travel programs offered by Ambassador Programs and World Adventures Unlimited as well as corporate overhead.

See 'Results of Operations' above for a discussion of year over year variances for Ambassador Programs and Other, as it represents the largest portion of our operating results. BookRags total revenue and gross margin increased during the fiscal year 2012 as compared to the same period in 2011. The improvement achieved year over year can be attributed to growth from internet content sales.

Segment results of operations for the year ended December 31, 2011 and 2010 are as follows (in thousands):

	Year ended December 31, 2011			Year ended December 31, 2010		
	Ambassador Programs and Other (1)	BookRags	Consolidated	Ambassador Programs and Other (1)	BookRags	Consolidated
Total revenue	$ 62,392	$ 4,046	$ 66,438	$ 73,041	$ 3,105	$ 76,146
Cost of goods sold	6,822	575	7,397	9,591	454	10,045
Gross margin	55,570	3,471	59,041	63,450	2,651	66,101
Selling and marketing expenses	38,912	1,455	40,367	40,912	968	41,880
General and administrative expenses	15,724	840	16,564	13,364	761	14,125
Operating income	934	1,176	2,110	9,174	922	10,096
Other income	1,452	43	1,495	1,499	2	1,501
Income before income tax provision	2,386	1,219	3,605	10,673	924	11,597
Income tax provision	(232)	(417)	(649)	(3,156)	(325)	(3,481)
Net income	$ 2,154	$ 802	$ 2,956	$ 7,517	$ 599	$ 8,116

(1) Ambassador Programs and Other include all travel programs offered by Ambassador Programs and World Adventures Unlimited as well as corporate overhead.

See 'Results of Operations' above for a discussion of year over year variances for Ambassador Programs and Other, as it represents the largest portion of our operating results. BookRags total revenue and gross margin increased during the fiscal year 2011 as compared to the same period in 2010. The improvement achieved year over year can be attributed to growth from internet content and advertising sales.

Key Performance Non-GAAP Financial Indicators

We analyze our performance on a net income, cash flow and liquidity basis in accordance with generally accepted accounting principles ("GAAP") as well as on a non-GAAP operating, cash flow and liquidity basis referred to below as "non-GAAP operating results" or "non-GAAP cash flows and liquidity measures." These measures and related discussions are presented as supplementary information in this analysis to enhance the readers' understanding of, and highlight trends in, our core financial results. Any non-GAAP financial measure used by us should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP.

2013 Net Enrollments

Net enrollments on a forward looking basis consist of all active participants, which we define as those who are enrolled or have already traveled in our programs less those who have already withdrawn for the travel year referenced. This is a point in time measurement that we use to estimate future revenues. Enrolled revenue consists of estimated gross receipts to be recognized, in the future, upon travel of an enrolled participant and may not result in the actual gross receipts eventually recognized due both to withdrawals from our programs and expected future enrollments. We believe the decline in enrolled revenue will translate to lower gross revenue in 2013 for our travel programs compared to 2012 travel. We will continue to work to improve retention of our delegates and reduce this gap, but there can be no guarantee that we will be successful. This non-GAAP measure relates to our travel programs only and does not include anticipated revenue for BookRags.

	As of February 3,			
	Delegates			
Enrollment detail for travel year	**2013**	**2012**	**Change**	**% Change**
Student Ambassadors	16,886	21,476	(4,590)	-21.4%
Total, all programs	20,846	24,881	(4,035)	-16.2%

Deployable Cash

We use deployable cash as a liquidity measure and it is calculated as the sum of cash, cash equivalents, short-term available-for-sale securities and prepaid program costs and expenses less the sum of accounts payable, accrued expenses and other short-term liabilities (excluding deferred taxes) and participant deposits. We believe the deployable cash measurement is useful in understanding cash available to deploy for current and future business opportunities, as it represents an estimate of excess cash available for strategic actions. This non-GAAP measure is based on conservative assumptions, such as all participants' deposits being forfeited and should not be construed as the maximum amount of cash sources available to run the business. See the '*Liquidity*' section below for explanations of cash sources and uses.

Deployable Cash Reconciliation (in thousands)

	December 31,		
	2012	**2011**	**2010**
Cash, cash equivalents and short-term available-for-sale securities	$ 38,272	$ 58,647	$ 79,378
Prepaid program cost and expenses	17,217	13,299	3,230
Less: Participants' deposits	(25,735)	(27,396)	(34,436)
Less: Accounts payable / accruals / other liabilities	(4,349)	(5,970)	(6,061)
Deployable cash	$ 25,405	$ 38,580	$ 42,111

Free Cash Flow

Free cash flow is calculated as cash flow from operations less purchase of property, equipment and intangible assets. Management believes this non-GAAP measure is useful to investors in understanding the cash generated or distributed within the current period for future use in operations. See the '*Liquidity*' section below for explanations of cash sources and uses.

Free Cash Flow Reconciliation (in thousands)

	December 31,		
	2012	2011	2010
Cash flow provided by (used in) operations	$ 2,219	$ (6,655)	$ 21,639
Purchase of property, equipment and intangibles	(5,672)	(3,594)	(5,402)
Free cash flow	$ (3,453)	$ (10,249)	$ 16,237

Liquidity and Capital Resources

Total assets at December 31, 2012 were $97.9 million, of which 39 percent, or $38.3 million, were cash, cash equivalents and short-term available-for-sale securities. At that date, we also had long-lived assets totaling $39.8 million, primarily related to our office building, technology hardware and systems used to deliver our services, and goodwill and intangible assets almost exclusively related to our BookRags segment. Our total liabilities at December 31, 2012 were $32.8 million, including $25.7 million in participant deposits for future travel and we had no debt outstanding.

Net cash provided by operations during 2012 was $2.2 million during the year ended December 31, 2012, whereas cash used in operations was $6.7 million during the same period in 2011. The year over year increase in cash provided by operations is primarily due to a decline in the change in prepaid expenses and an increase in the change in participant deposits offset by a decline in earnings. The change in prepaid expenses is due to timing of programs and payments to vendors. The change in cash from participant deposits is primarily attributable to a lower number of enrollments offset by timing differences on program departures and delegate payment schedules.

Cash provided by investing activities was $0.8 million during the year ended December 31, 2012, whereas cash provided by investing activities was $30.8 million during the year ended December 31, 2011. This $30.0 million difference was primarily due to a net decrease in the cash provided by the sale of available-for-sale securities. At the end of 2011, we maintained a larger cash balance as we moved our investments to municipal bond funds during the first quarter of 2012.

Cash used in financing activities was $16.4 million and $11.5 million during the year ended December 31, 2012 and 2011, respectively. The net change in financing activities was a result of an $8.8 million special dividend paid to shareholders during 2012 offset partially by a decline in cash used for repurchases of common stock during 2012 compared to 2011.

During the fourth quarter of 2012, our Board of Directors authorized an $8.8 million special dividend as well as approved an increase of approximately $2.7 million to the approximately $13.5 million remaining balance of our existing share repurchase program. As of December 31, 2012, approximately $13.1 million remains available for the repurchase of our common stock under this repurchase program.

We maintain an unsecured revolving line of credit with Wells Fargo Bank, National Association ("Wells Fargo"), which at December 31, 2012, had an unused line of credit of $20.0 million. This revolving line of credit also provides for the issue of letters of credit not to exceed $2.5 million. At December 31, 2012, we had no amounts outstanding on the revolving line of credit, and the availability under the total line of credit was $18.6 million, as we have utilized $1.4 million of the line in the form of letters of credit to several airline companies. In order to utilize this line of credit, we must comply with certain covenants. These financial covenants include deployable cash greater than zero at all times, tangible net worth greater than $40.0 million, and net income after taxes greater than $2.0 million for the trailing four quarters increasing to $4.0 million as of September 30, 2013. As of December 31, 2012, we were not in compliance with the covenant which requires us to maintain a minimum net income of $2.0 million for period ending. On January 30, 2013, we received a waiver of the requirement to comply with this covenant for the period ending December 31, 2012 from Wells Fargo and there are no current restrictions on our borrowings. For additional information regarding our line of credit, see Note 7, "Line of Credit," to the consolidated financial statements in this Form 10-K.

On February 25, 2013, Jeffrey D. Thomas, President and Chief Executive Officer, and Margaret M. Thomas, Executive Vice President, tendered their resignations to our Board of Directors. In connection with Mr. and Ms. Thomas' resignations, we entered in separation agreements effective February 25, 2013. Under the terms of the separation agreements, there will be cash payouts of approximately $0.8 million and $0.4 million to Mr. and Ms. Thomas, respectively, expected to be paid within six months of the date of the agreements. In the quarter ended March 31, 2013, we expect to incur approximately $1.2 million in expense related to the cash payouts. Additionally, the separation agreements call for immediate vesting of stock options and stock grants for both Mr. Thomas and Ms. Thomas. In the quarter ended March 31, 2013, we expect to incur approximately $1.5 million in additional expense related to the accelerated vesting of stock options and stock grants.

Our business is not capital intensive and we believe that existing cash and cash equivalents and cash flows from operations will be sufficient to fund our anticipated operating needs and capital expenditures through 2013.

Contractual Obligations

We have no long-term debt, capital lease, or purchase obligations as of December 31, 2012 other than the following minimum payments due (in thousands):

	Payments due by period				
Contractual obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**Greater than 5 years**
Discovery Education contract (A)	1,550	400	1,150	-	-
Separation Agreements (B)	1,200	1,200	-	-	-
Total	2,750	1,600	1,150	-	-

(A) In 2009, we entered into an agreement with Discovery Education. Within the terms of the contract, the above minimum payments are due regardless of total sales.

(B) In February 2013, we entered into separation agreements with Jeffrey D. Thomas, President and Chief Executive Officer, and Margaret M. Thomas, Executive Vice President effective February 25, 2013. Within the terms of the agreements, approximately $1.2 million in cash payments are due within six months of the effective date. For additional information regarding these agreements, see Note 17, "Subsequent Events," to the consolidated financial statements in this Form 10-K.

Off-Balance Sheet Arrangements

As of December 31, 2012, we had no off-balance sheet arrangements, as defined in Item 303(a)(4) of Regulation S-K promulgated by the SEC.

Market Risk

Financial Instruments

We classify our marketable debt investments as available-for-sale securities, which are carried at fair value. Unrealized gains and losses on available-for-sale securities are excluded from operations and reported as accumulated other comprehensive income, net of deferred income taxes. Realized gains and losses on the sale of available-for-sale securities are recognized on a specific identification basis in the consolidated statement of operations in the period the investments are sold.

We evaluate investment securities for other-than-temporary declines in fair value on a quarterly basis. If the fair value of investment securities falls below their amortized cost and the decline is deemed to be other-than-temporary, then the amount of other-than-temporary impairment recognized in the consolidated statement of operations depends on whether we intend to or will be required to sell the investment securities before recovery of the amortized cost and whether there has been any further deterioration of the credit rating of the investments. There were no investment securities that management identified to be other-than-temporarily impaired during the year ended December 31, 2012. Realized losses could occur in future periods due to a change in our intent to hold the investments until recovery of the amortized cost, a change in our assessment of credit risk, or a change in regulatory or accounting requirements. Significant increases or decreases in the aggregate fair value of our available for-sale securities may affect our liquidity and capital resources, although we believe the credit ratings of the investments held substantiate this risk as low.

In determining whether the current financial environment will have an impact on the fair value of these investments, we considered the following for each instrument held: the individual ratings of the investment, the underlying rating of the issuer irrespective of the insurance; the performance of the issuer; the term of the bond; the quality of bond insurance provided by the rating of the bond insurer; and the fair value as of each reporting date. At the reporting dates and in the future, we recognize that these investments are subject to general credit, liquidity, market and interest rate risks. The fair value of these investments accordingly will continue to change, and we will continue to evaluate their carrying values.

For additional information regarding our investments, see Note 3, "*Investments and Fair Value Measurement,*" to the consolidated financial statements in this Form 10-K.

Foreign Currency Exchange Contracts

The majority of our travel programs take place outside of the United States and most foreign suppliers require payment in currency other than the U.S. dollar. Accordingly, we are exposed to foreign currency risk relative to changes in foreign currency exchange rates between those currencies and the U.S. dollar. Our processes include a program to provide a hedge against certain of these foreign currency risks, and we typically use forward contracts that allow us to acquire the foreign currency at a fixed price for a specified point in time. All of the derivatives are cash flow hedges and qualified for cash flow hedge accounting at December 31, 2012.

We account for these foreign exchange contracts and options in accordance with GAAP, which requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. For qualifying cash-flow hedge transactions, changes in the fair value of the derivative instrument are reported in other comprehensive income. The gains and losses on the derivative instruments that are reported in other comprehensive income are reclassified into earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. Any ineffective portion of hedged transactions is recognized in current period earnings. Unrealized gains and losses on foreign currency exchange contracts that are not qualifying cash-flow hedges are recorded in the statement of operations.

For additional information regarding our foreign currency exchange contracts, see Note 4, "*Derivative Financial Instruments,*" to the consolidated financial statements in this Form 10-K.

Critical Accounting Estimates

Our significant accounting policies are described in Note 2, "*Summary of Significant Accounting Policies,*" to the consolidated financial statements in this Form 10-K. As described in Note 2, we are required to make estimates and assumptions that affect the reported disclosures of assets, liabilities, revenue and expenses. Our estimates are based on our experience and our interpretation of economic, political, regulatory, and other factors that affect our business.

We consider that our most critical accounting estimates are related to the valuation of available-for-sale securities, valuation of goodwill and intangible assets, foreign currency exchange contracts, revenue recognition, and contingencies and litigation as they require us to make assumptions that may be highly uncertain at the time the accounting estimates were made and changes in them are reasonably likely to occur from period to period. There are other items within our consolidated financial statements that require estimation, but are not deemed to be critical. Changes in estimates used in these and other items could have a material impact on our consolidated financial statements.

Available-for-Sale Securities

As over 30 percent of our total assets are made up of available-for-sale securities, we evaluate available-for-sale securities for other-than-temporary declines in fair value on a quarterly basis. If the fair value of investment securities falls below their amortized cost and the decline is deemed to be other-than-temporary, then a loss would be recorded in the income statement. Key components of this evaluation include knowledge of the underlying investment security and the length of the decline in market price.

Intangible Assets and Goodwill

In total, Goodwill and other intangible assets account for over 13 percent of our total assets. Goodwill and intangible assets deemed to have an indefinite life are not amortized and are subject to impairment tests, at least annually, which compare the carrying amount of the reporting unit to the fair value of the reporting unit. Intangible assets with definite lives are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Key components of these valuations include management's forecast of operating revenues, expense, future cash flows and capital expenditures and industry factors to determine the weighted-average cost of capital.

Foreign Currency

We use forward contracts that allow us to acquire foreign currency at a fixed price for a specified point in time and to provide a hedge against foreign currency risk. Our policy is to be 80 to 100 percent hedged at the end of each year in regards to our forecasted cash flow for the following year. All of our derivatives are cash flow hedges and at December 31, 2012, all contracts qualified for cash flow hedge accounting. Derivative instruments qualifying for hedge accounting are recorded on the balance sheet at fair value. Management determines the fair value each period end using estimates and assumptions, including current market rates, contractual vendor payment agreements impacted by projected number of travelers, and timelines for payments due in conjunction with contracts held.

Revenue Recognition

We invoice delegates in advance of travel and payments made are recorded as deferred liabilities for participant deposits. The use of cash collected from participant deposits is not restricted by agreement or law, and therefore is not reported as restricted cash. We also pay for certain program costs in advance of travel, including but not limited to airfare, hotel, and transportation services. Those advanced payments are recorded as prepaid program costs. Revenue and the related costs of sales are then recognized at the time of travel as follows:

For non-directly delivered programs, we do not actively manage the operations of each program, and therefore, recognize revenue and anticipated costs from these programs on a net basis when the program convenes. For directly delivered programs in which we organize and operate all activities, we recognize the gross revenue and cost of sales of these directly delivered programs over the period the programs operate.

We charge administrative fees under our withdrawal policy for any delegate who enrolls on our programs but does not ultimately travel. The amount of the administrative fee will vary depending on when the withdrawal occurs. We recognize withdrawal fees concurrent with the revenue recognition from the related programs.

Internet content revenue is recognized at the point of sale while advertising revenues are recognized in conjunction with an advertisement being viewed on the BookRags site. Revenue from annual subscriptions for content access to the website is deferred and recognized monthly over the term of the subscription. Cost of internet content sales include amortization of intangible assets and licensing agreement costs.

Contingencies

We are subject to the possibility of various contingencies including claims, suits and complaints, arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining gain or loss contingencies. An estimated contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required. For additional information regarding our contingencies, see Note 9, *"Commitments and Contingencies,"* to the consolidated financial statements in this Form 10-K.

Recent Accounting Pronouncements

See Note 2, *"Summary of Significant Accounting Policies,"* to the consolidated financial statements in this Form 10-K.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The information contained in Item 7. *"Management's Discussion and Analysis of Financial Condition and Results of Operations –Market Risk"* is incorporated by reference into Item 7A.

Item 8. *Financial Statements and Supplementary Data*

Reference is made to the Index to consolidated financial statements that appears on page F-1 to this Annual Report. The Report of Independent Registered Public Accounting Firm, the Consolidated Financial Statements and the Notes to the consolidated financial statements listed in the Index to consolidated financial statements, which appear beginning on page F-2 of this Form 10-K, are incorporated by reference into this Item 8.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

As of December 31, 2012, the end of the period covered by this Form 10-K, our chief executive officer and chief financial officer reviewed, evaluated and concluded that our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) were effective. These controls and procedures are designed to ensure information required to be disclosed in our Form 10-K filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and has been accumulated and communicated to our chief executive officer and chief financial officer as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Financial Statements and Practices

Our management is responsible for the preparation and fair presentation of the consolidated financial statements included in this Form 10-K. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect our management's judgments and estimates concerning effects of events and transactions that are accounted for or disclosed.

Management's Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting includes the policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant; to recording transactions as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles; to making receipts and expenditures only in accordance with authorizations of management and directors of our company; and for prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. We recognize that because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation.

We conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012. This evaluation was based on the framework in "Internal Control – Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that we maintained effective internal control over financial reporting as of December 31, 2012.

BDO USA, LLP, an Independent Registered Public Accounting Firm, has issued an attestation report on the effectiveness of our Company's internal controls over financial reporting as of December 31, 2012, pursuant to Item 308 of Regulation S-K.

Changes in Internal Control over Financial Reporting

For the quarter ended December 31, 2012, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Ambassadors Group, Inc.
Spokane, WA

We have audited Ambassadors Group, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Ambassadors Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying, "Item 9A, Controls and Procedures". Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Ambassadors Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ambassadors Group, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated March 11, 2013 expressed an unqualified opinion thereon.

BDO USA, LLP
Spokane, Washington
March 11, 2013

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this item is incorporated by reference from the information contained in our Proxy Statement for our 2013 Annual Meeting of Shareholders to be filed within 120 days after the end of our fiscal year ended December 31, 2012.

Item 11. ***Executive Compensation***

The information required by this item is incorporated by reference from the information contained in our Proxy Statement for our 2013 Annual Meeting of Shareholders to be filed within 120 days after the end of our fiscal year ended December 31, 2012.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this item is incorporated by reference from the information contained in our Proxy Statement for our 2013 Annual Meeting of Shareholders to be filed within 120 days after the end of our fiscal year ended December 31, 2012.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item is incorporated by reference from the information contained in our Proxy Statement for our 2013 Annual Meeting of Shareholders to be filed within 120 days after the end of our fiscal year ended December 31, 2012.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is incorporated by reference from the information contained in our Proxy Statement for our 2013 Annual Meeting of Shareholders to be filed within 120 days after the end of our fiscal year ended December 31, 2012.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) The following documents are filed as part of this Annual Report:

(1) *Financial Statements.* See the accompanying Index to Consolidated Financial Statements, which appears on page F-1 of the Annual Report. The Report of Independent Registered Public Accounting Firm, the consolidated financial statements and the Notes to consolidated financial statements listed in the Index to consolidated financial statements, which appear beginning on page F-2 of this report, are incorporated by reference into Item 8 above.

(2) *Financial Statement Schedules.* Financial Statement Schedules have been omitted because the information required to be set forth therein is either not applicable or is included in the consolidated financial statements or the notes thereto.

(3) *Exhibits.* See Item 15(b) below.

(b) *Exhibits.* The exhibits listed on the accompanying Exhibit Index immediately following the signature page are filed as part of, or are incorporated by reference into, this Annual Report on Form 10-K.

(c) *Financial Statement Schedules.* Reference is made to Item 15(a)(2) above.

AMBASSADORS GROUP, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Ambassadors Group, Inc.
Spokane, WA

We have audited the accompanying consolidated balance sheets of Ambassadors Group, Inc. as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ambassadors Group, Inc. at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ambassadors Group, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 11, 2013 expressed an unqualified opinion thereon.

BDO USA, LLP
Spokane, Washington
March 11, 2013

AMBASSADORS GROUP, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31,			
	2012		2011	
ASSETS				
Current assets:				
Cash and cash equivalents	$	6,150	$	19,519
Available-for-sale securities and other		32,122		39,128
Foreign currency exchange contracts		837		-
Prepaid program costs and expenses		17,217		13,299
Accounts receivable		850		1,395
Deferred tax assets		221		668
Total current assets		**57,397**		**74,009**
Property and equipment, net		26,344		26,104
Available-for-sale securities		723		700
Intangibles		3,565		3,421
Goodwill		9,781		9,781
Other long-term assets		85		85
Total assets	**$**	**97,895**	**$**	**114,100**
LIABILITIES				
Current liabilities:				
Accounts payable and accrued expenses	$	4,238	$	5,858
Participants' deposits		25,735		27,396
Foreign currency exchange contracts		-		1,671
Other liabilities		111		112
Total current liabilities		**30,084**		**35,037**
Foreign currency exchange contracts		-		102
Deferred tax liabilities		2,688		2,004
Total liabilities		**32,772**		**37,143**
Commitments and Contingencies (Note 9)				
STOCKHOLDERS' EQUITY				
Preferred stock, $.01 par value; 2,000,000 shares authorized; none issued and outstanding		-		-
Common stock, $.01 par value; 50,000,000 shares authorized; 17,047,470 and 17,588,088 shares issued and outstanding as of December 31, 2012 and 2011 respectively		170		172
Additional paid-in capital		-		314
Retained earnings		64,589		77,489
Accumulated other comprehensive income (loss)		364		(1,018)
Stockholders' equity		**65,123**		**76,957**
Total liabilities and stockholders' equity	**$**	**97,895**	**$**	**114,100**

The accompanying notes are an integral part of the consolidated financial statements.

AMBASSADORS GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended December 31,		
	2012	2011	2010
Net revenue, non-directly delivered programs	$ 44,837	$ 51,966	$ 56,618
Gross revenue, directly delivered programs	9,008	10,426	16,423
Gross revenue, internet and advertising	4,207	4,046	3,105
Total revenue	**58,052**	**66,438**	**76,146**
Cost of sales, directly delivered programs	6,107	6,822	9,591
Cost of sales, internet and advertising	554	575	454
Gross margin	**51,391**	**59,041**	**66,101**
Operating expenses:			
Selling and marketing	34,845	40,367	41,880
General and administrative	16,224	16,564	14,125
Total operating expenses	51,069	56,931	56,005
Operating income	**322**	**2,110**	**10,096**
Other income (expense):			
Interest and dividend income	1,730	1,340	1,501
Foreign currency and other income (expense)	(13)	155	-
Total other income	1,717	1,495	1,501
Income before income tax provision	**2,039**	**3,605**	**11,597**
Income tax provision	(295)	(649)	(3,481)
Net income	**$ 1,744**	**$ 2,956**	**$ 8,116**
Weighted-average common shares outstanding - basic	17,530	17,746	19,085
Weighted-average common shares outstanding - diluted	17,530	17,869	19,303
Net income per share - basic	$ 0.10	$ 0.17	$ 0.43
Net income per share - diluted	$ 0.10	$ 0.17	$ 0.42

The accompanying notes are an integral part of the consolidated financial statements.

AMBASSADORS GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Years ended December 31,		
	2012	2011	2010
Net income	$ 1,744	$ 2,956	$ 8,116
Unrealized gain (loss) on foreign currency exchange contracts, net of income tax benefit (provision) of ($913), $1,273, and ($276)	1,697	(2,364)	512
Unrealized gain (loss) on available-for-sale securities, net of income tax benefit (provision) of $169, ($168), and $281	(315)	313	(522)
Comprehensive income	**$ 3,126**	**$ 905**	**$ 8,106**

The accompanying notes are an integral part of the consolidated financial statements.

AMBASSADORS GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (in thousands)

	Common Stock				Accumulated Other Comprehensive Income (Loss)		
	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Foreign currency exchange contracts	Available-for-sale securities	Total
Balances, December 31, 2009	**19,006**	**$ 188**	**$ 2,314**	**$ 87,461**	**$ 698**	**$ 345**	**$ 91,006**
Net income	-	-	-	8,116	-	-	8,116
Stock options exercised	114	2	698	-	-	-	700
Stock-based compensation expense	-	-	2,022	-	-	-	2,022
Shortfall tax shortfall from stock-based compensation	-	-	(119)	(322)	-	-	(441)
Stock redemptions	(1,224)	(12)	(7,783)	(5,836)	-	-	(13,631)
Consideration paid for acquisition	234	2	2,868	-	-	-	2,870
Restricted stock grant	126	-	-	-	-	-	-
Dividend to shareholders (0.24 per share)	-	-	-	(4,594)	-	-	(4,594)
Other comprehensive loss, net of income taxes	-	-	-	-	512	(522)	(10)
Balances, December 31, 2010	**18,256**	**$ 180**	**$ -**	**$ 84,825**	**$ 1,210**	**$ (177)**	**$ 86,038**
Net income	-	-	-	2,956	-	-	2,956
Stock options exercised	37	-	227	-	-	-	227
Stock-based compensation expense	-	-	1,475	-	-	-	1,475
Excess tax benefit from stock-based compensation	-	-	160	-	-	-	160
Stock redemptions	(776)	(8)	(1,548)	(6,034)	-	-	(7,590)
Restricted stock grant	72	-	-	-	-	-	-
Dividend to shareholders (0.24 per share)	-	-	-	(4,258)	-	-	(4,258)
Other comprehensive loss, net of income taxes	-	-	-	-	(2,363)	312	(2,051)
Balances, December 31, 2011	**17,589**	**$ 172**	**$ 314**	**$ 77,489**	**$ (1,153)**	**$ 135**	**$ 76,957**
Net income	-	-	-	1,744	-	-	1,744
Stock-based compensation expense	-	-	1,455	-	-	-	1,455
Excess tax benefit from stock-based compensation	-	-	(347)	-	-	-	(347)
Stock redemptions	(651)	(7)	(1,422)	(1,632)	-	-	(3,061)
Restricted stock grant	109	5	-	-	-	-	5
Dividend to shareholders (0.74 per share)	-	-	-	(13,012)	-	-	(13,012)
Other comprehensive income, net of income taxes	-	-	-	-	1,697	(315)	1,382
Balances, December 31, 2012	**17,047**	**$ 170**	**$ -**	**$ 64,589**	**$ 544**	**$ (180)**	**$ 65,123**

The accompanying notes are an integral part of the consolidated financial statements.

AMBASSADORS GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

	Years Ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 1,744	$ 2,956	$ 8,116
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	5,273	4,742	4,646
Stock-based compensation	1,455	1,475	2,022
Deferred income taxes	387	420	1,399
Loss on disposition and impairment of property and equipment	24	246	1,480
Excess tax benefit (shortfall) from stock-based compensation	347	(160)	441
Change in assets and liabilities:			
Accounts receivable and other assets	545	581	68
Prepaid program costs and expenses	(3,918)	(10,069)	(55)
Accounts payable, accrued expenses, and other current liabilities	(1,977)	194	223
Participants' deposits	(1,661)	(7,040)	3,299
Net cash provided by (used in) operating activities	**2,219**	**(6,655)**	**21,639**
Cash flows from investing activities:			
Purchase of available for sale securities	(74,022)	(48,693)	(59,331)
Proceeds from sale of available-for-sale securities	80,521	83,035	59,764
Purchase of property and equipment	(5,139)	(3,101)	(4,461)
Proceeds from sale of property and equipment	-	49	253
Purchase of intangibles	(533)	(493)	(941)
Net cash provided by (used in) investing activities	**827**	**30,797**	**(4,716)**
Cash flows from financing activities:			
Repurchase of Common Stock	(3,056)	(7,590)	(13,406)
Dividend payment to shareholders	(13,012)	(4,258)	(4,594)
Proceeds from exercise of stock options	-	227	700
Excess tax (benefit) shortfall from stock-based compensation	(347)	160	(441)
Net cash used in financing activities	**(16,415)**	**(11,461)**	**(17,741)**
Net increase (decrease) in cash and cash equivalents	(13,369)	12,681	(818)
Cash and cash equivalents, beginning of period	19,519	6,838	7,656
Cash and cash equivalents, end of period	**$ 6,150**	**$ 19,519**	**$ 6,838**

See Note 15, "*Supplemental Disclosures of Consolidated Statements of Cash Flows.*"

The accompanying notes are an integral part of the consolidated financial statements.

AMBASSADORS GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

Ambassadors Group, Inc. is a leading provider of educational travel experiences and online education research materials. These consolidated financial statements include the accounts of Ambassadors Group, Inc., and our wholly owned subsidiaries, Ambassador Programs, Inc., World Adventures Unlimited, Inc., Ambassadors Unlimited, LLC, AGI Hong Kong Limited, Beijing People to People Education Consultation Co., Ltd, Marketing Production Systems LLC, and BookRags, Inc. All significant intercompany accounts and transactions, which are of a normal recurring nature, are eliminated in consolidation.

Our operations are organized in two reporting segments, 1) "Ambassador Programs and Other," which provides educational travel services to students, and professionals through multiple itineraries within four travel program types and corporate overhead, and 2) "BookRags," which provides online research capabilities through book summaries, critical essays, online study guides, lesson plans, biographies, and references to encyclopedia articles.

The large majority of our assets are located in the United States. We maintain a sufficient amount of cash held in foreign bank accounts which is utilized for operating expenses of our China operations. Revenues from our directly delivered travel programs and our internet content and advertising are derived primarily from activity in the United States. Revenue from our non-directly delivered programs is derived internationally in the following geographic areas for the years ended December 31, 2012, 2011 and 2010:

	Years Ended December 31,		
	2012	2011	2010
Europe	70%	67%	55%
South Pacific (primarily Australia and New Zealand)	13%	23%	24%
Asia (primarily China)	10%	4%	14%
Other	7%	6%	7%

2. Summary of Significant Accounting Policies

Cash, Cash Equivalents, and Available-for-Sale Securities

We invest cash in excess of operating requirements in high quality short-term money market instruments, government and municipal bonds, and other investments at high credit quality institutions. At times, such balances may be in excess of the federal depository insurance limit or may be on deposit at institutions which are not covered by this insurance.

We consider investments with original maturities at date of purchase of three months or less to be cash equivalents. We classify our marketable debt investments as available-for-sale securities, which are carried at fair value and they can be exposed to concentrations of credit risk. Unrealized gains and losses on available-for-sale securities are excluded from operations and reported as accumulated other comprehensive income, net of deferred income taxes. Realized gains and losses on the sale of available-for-sale securities are recognized on a specific identification basis in the consolidated statement of operations in the period the investments are sold.

Management evaluates investment securities for other-than-temporary declines in fair value on a quarterly basis. If the fair value of investment securities falls below their amortized cost and the decline is deemed to be other-than-temporary, the securities will be written down to current market value, resulting in a loss recorded in the statement of operations. Realized losses could occur in future periods due to a change in management's intent to hold the investments to maturity, a change in management's assessment of credit risk, or a change in regulatory or accounting requirements.

Derivative Financial Instruments

We use foreign currency exchange contracts as a means of mitigating exposure to foreign currency risk connected to anticipated travel programs. In entering into these contracts, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. However, as all contracts are with a high quality institution, we do not expect any losses as a result of counterparty defaults.

We measure derivative contracts as assets and liabilities based on their fair value. Gains or losses resulting from changes in the fair value of derivatives in each period are recorded either in current earnings or other comprehensive income ("OCI"), depending on the use of the derivative, whether it qualifies for hedge accounting and whether that hedge is effective. Amounts deferred in OCI are reclassified to "Net revenue, non-directly delivered programs" when the hedged transaction has occurred. Ineffective portions of any change in fair value of a derivative are recorded in current period other income (expense).

Other Investments

Companies in which we own 20% or less are accounted for using the cost method, while companies we own at least 20% but less than 50% are accounted for using the equity method. Companies in which we own greater than 50% are consolidated into our financial statements and are listed in Note 1, "*The Company*," to the consolidated financial statements.

In 2003, we purchased a minority interest in a company, Full On (Europe) Ltd. This company provides a one-day development activity for our delegates traveling in Europe and Australia, and is accounted for using the equity method. Additionally, during August 2005, we made an investment in a safety awareness firm to support the education of and support of safe travel practices, Safe Passage Travel I, LLC. This investment is accounted for using the cost method. Both investments are included in other long-term assets on the consolidated balance sheets.

Property and Equipment

Property and equipment are stated at acquisition cost less accumulated depreciation. Major additions and increases in functionality are capitalized, whereas cost of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of the respective assets, generally three to seven years for office furniture and computer equipment, and thirty-nine years for the building.

We perform reviews for the impairment of property and equipment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized in the consolidated statement of operations.

Intangible Assets and Goodwill

Our intangible assets include goodwill, trade name, contract license agreements, content copyrights, plagiarism software, and advertising relationships. The majority of these assets were recorded in conjunction with the acquisition of BookRags in May 2008. Intangible assets with definite lives are amortized on a straight-line basis over a weighted-average life of 12 years. Goodwill and intangible assets deemed to have an indefinite life, specifically our trade name, are not amortized but are subject to impairment tests, at least annually, which compare the carrying amount of the reporting unit to the fair value of the reporting unit. Intangible assets with definite lives are also subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount of the goodwill or intangible asset is not recoverable and exceeds its fair value.

Prepaid Program Costs and Expenses

Our prepaid expenses consist primarily of prepaid program costs for airline deposits, program delivery vendor deposits, hotel deposits and other miscellaneous costs associated with delivering our programs. Additionally, we have prepaid costs associated with merchandise used on our programs and operating expenses, such as insurance.

Revenue Recognition

We invoice delegates in advance of travel and payments made are recorded as deferred liabilities for participant deposits. The use of cash collected from participant deposits is not restricted by agreement or law, and therefore is not reported as restricted cash. We also pay for certain program costs in advance of travel, including but not limited to airfare, hotel, and transportation services. Those advanced payments are recorded as prepaid program costs. Revenue and the related costs of sales are then recognized at the time of travel as follows:

For non-directly delivered programs, we do not actively manage the operations of each program, and therefore, recognize revenue and anticipated costs from these programs on a net basis when the program convenes. For directly delivered programs in which we organize and operate all activities, we recognize the gross revenue and cost of sales of these directly delivered programs over the period the programs operate.

We charge administrative fees under our withdrawal policy for any delegate who enrolls on our programs but does not ultimately travel. The amount of the administrative fee will vary depending on when the withdrawal occurs. We recognize withdrawal fees concurrent with the revenue recognition from the related programs.

Internet content is recognized at the point of sale while advertising revenues are recognized in conjunction with an advertisement being viewed on the BookRags site. Revenue from annual subscriptions for content access to the website is deferred and recognized monthly over the term of the subscription. Cost of internet content sales include amortization of intangible assets and licensing agreement costs.

Income Taxes

The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Earnings Per Share

Earnings per share — basic is computed using the two-class method by dividing net income by the weighted-average number of common shares, including participating securities, outstanding during the period. Earnings per share — diluted is computed by increasing the weighted-average number of common shares outstanding by the additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. Participating securities include our unvested employee restricted stock awards with time-based vesting, which receive non-forfeitable dividend payments.

Other Comprehensive Income

Other comprehensive income refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States are included in comprehensive income, but are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity, net of tax. Our other comprehensive income is composed of unrealized gains and losses on foreign currency exchange contracts and available-for-sale securities.

Accounting for Stock Options and Restricted Grants

We maintain an Equity Participation Plan under which we have granted non-qualified stock options and restricted stock to employees, non-employee directors and consultants. The fair value of the equity instruments granted are estimated on the date of grant using the Black-Scholes pricing model, utilizing assumptions as described in Note 10, "*Stock-Based Compensation*," to the consolidated financial statements.

Estimates

The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those associated with available-for-sale securities, valuation of goodwill and intangible assets, income taxes, foreign currency exchange contracts, revenue recognition, stock-based compensation, and contingencies.

We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Policies

In February 2013, the FASB has issued Accounting Standards Update ("ASU") No. 2013-02, "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" to improve the transparency of reporting these reclassifications. This update is effective for reporting periods beginning after December 15, 2012. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. generally accepted accounting principles ("GAAP"). The new amendments will require an organization to present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income. Additionally, the new amendments require cross-referencing to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period.

3. Investments and Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, we consider the principal or most advantageous market, and we consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

Our financial instruments are measured and recorded at fair value. Our non-financial assets, (including: property and equipment; intangible assets; and goodwill), are measured at fair value upon acquisition, reviewed annually, and are fully assessed if there is an indicator of impairment. An adjustment would be made to record non-financial assets at fair value only when an impairment charge is recognized.

Fair value is determined for assets and liabilities using a three-tiered hierarchy, based upon significant levels of inputs as follows:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.
- Level 2 – Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following tables summarize the composition of our investments at December 31, 2012 and 2011 (in thousands):

				Classification on Balance Sheet		
December 31, 2012	**Amortized Cost**	**Unrealized Gains (Losses)**	**Aggregate Fair Value**	**Cash and cash equivalents**	**Short-term available-for-sale securities**	**Long-term available-for-sale securities**
Auction rate securities ("ARS"), greater than one year	$ 1,000	$ (277)	$ 723	$ -	$ -	$ 723
Money market funds, ninety days or less	1,150	-	1,150	1,150	-	-
Municipal securities[1]						
One year or less	26,885	(1)	26,884	-	26,884	-
After one year through three years	1,345	7	1,352	-	1,352	-
Greater than three years through five years	3,884	2	3,886	-	3,886	-
Total	$ 34,264	$ (269)	$ 33,995	$ 1,150	$ 32,122	$ 723

				Classification on Balance Sheet		
December 31, 2011	**Amortized Cost**	**Unrealized Gains (Losses)**	**Aggregate Fair Value**	**Cash and cash equivalents**	**Short-term available-for-sale securities**	**Long-term available-for-sale securities**
ARS, greater than one year	$ 1,000	$ (300)	$ 700	$ -	$ -	$ 700
Money market funds, ninety days or less	14,503	-	14,503	14,503	-	-
Municipal securities[1]						
One year or less	3,639	(1)	3,638	-	3,638	-
After one year through three years	16,679	118	16,797	-	16,797	-
Greater than three years through five years	18,295	398	18,693	-	18,693	-
Total	$ 54,116	$ 215	$ 54,331	$ 14,503	$ 39,128	$ 700

[1] Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

The following table details the fair value measurements of assets and liabilities within the three levels of the fair value hierarchy at December 31, 2012 and 2011 (in thousands):

		Fair Value Measurements at Reporting Date Using		
December 31, 2012	Fair Market Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Financial assets:				
ARS	$ 723	$ -	$ -	$ 723
Money market funds	1,150	1,150	-	-
Municipal securities[1]	32,122	32,122	-	-
Foreign currency exchange contracts	952	-	952	-
Total financial assets	$ 34,947	$ 33,272	$ 952	$ 723
Financial liabilities:				
Foreign currency exchange contracts	115	-	115	-
Total financial liabilities	$ 115	$ -	$ 115	$ -

		Fair Value Measurements at Reporting Date Using		
December 31, 2011	Fair Market Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Financial assets:				
ARS	$ 700	$ -	$ -	$ 700
Money market funds	14,503	14,503	-	-
Municipal securities[1]	39,128	39,128	-	-
Foreign currency exchange contracts	115	-	115	-
Total financial assets	$ 54,446	$ 53,631	$ 115	$ 700
Financial liabilities:				
Foreign currency exchange contracts	1,888	-	1,888	-
Total financial liabilities	$ 1,888	$ -	$ 1,888	$ -

[1] At December 31, 2012, municipal securities consisted of an 82/12/6 percent split between holdings in short-term municipal security funds, municipal revenue bonds and municipal general obligation bonds, respectively. As part of our investment policy, during the first quarter of 2012, we began investing in debt funds comprised of short-term municipal securities. At December 31, 2011, municipal securities consisted of an 83/17 split between municipal revenue bonds and municipal general obligation bonds, respectively, and no short-term municipal funds. In addition, the underlying credit rating of the municipal securities at December 31, 2012 and December 31, 2011 were A+, A1 or better as defined by S&P 500 and Moody's, respectively.

Money market funds and municipal securities are classified as Level 1 assets because market prices are readily available for these investments. Level 2 financial assets and liabilities represent the fair value of our foreign currency exchange contracts that were valued using pricing models that take into account the contract terms, as well as multiple inputs where applicable, such as equity prices, interest rate yield curve, option volatility and currency rates. Level 3 financial assets represent the fair value of our auction-rate securities ("ARS"), which were valued using a pricing model that takes into account the average life of the underlying collateral, the rate of return, and the spread used for similar issuances.

Fair value measurements on a recurring basis using Level 3 inputs only consist of available-for-sale ARS. The following table presents a reconciliation for the year ended December 31, 2012 and 2011 of available-for-sale ARS measured at fair value on a recurring basis using Level 3 inputs (in thousands):

	December 31,			
	2012		2011	
Beginning balance	$	700	$	1,250
Total realized / unrealized losses:				
Included in earnings		-		69
Included in OCI		23		(19)
Sales and settlements		-		(600)
Ending balance	$	723	$	700

During the year ended December 31, 2012, we experienced one failed ARS auction, representing principal of $1.0 million. This remaining ARS continues to be classified as a long-term asset due to the high probability that the ARS may fail in future auctions. The next scheduled auction for this ARS is in March 2013. We have determined that there is no other-than-temporary impairment on this security, since we do not intend and are not required to sell this security before we have recovered the amortized cost basis, there has been no further deterioration of the credit rating of this investment, interest payments at coupon rate continue to be received and we expect to recover the amortized cost basis of this security. We will continue to reassess liquidity in future reporting periods based on several factors, including the success or failure of future auctions, possible failure of the investment to be redeemed, deterioration of the credit rating of the investment, market risk and other factors.

In determining the fair value of our financial instruments, we consider the individual ratings of each holding. With regard to bonds, we consider the following: the underlying rating of the issuer irrespective of the insurance; the performance of the issuer; the term of the bond; and the quality of bond insurance provided by the rating of the bond insurer. With regard to valuation of our ARS, we consider the underlying credit quality of comparable student loan portfolios and the average life of the underlying student loan assets and apply a discount related to the illiquidity of our ARS due to past failed auctions. Based on these inputs, we have applied a discount of 341-basis points to the London interbank offered rate resulting in a valuation of $0.7 million from a costs basis of $1.0 million as of December 31, 2012. At the reporting dates and in the future, we recognize that this investment is subject to general credit, liquidity, market and interest rate risks, which have been exacerbated by the current global financial environment. The fair value of this investment accordingly will continue to change, and we will continue to evaluate its carrying value.

Unrealized gains or losses related to available-for-sale securities are recorded in accumulated other comprehensive income ("AOCI"). When securities are sold and a realized gain or loss is recognized, the amount is reclassified from AOCI to the income statement. For the year ended December 31, 2012 and 2011, the amounts of realized gains recognized in the income statement for the sale of investments were as follows (in thousands):

Location of gain reclassed from AOCI	Gain reclassed from AOCI	
	Year ended December 31,	
	2012	2011
Interest and dividend income	$ 652	$ 59

4. Derivative Financial Instruments

The majority of our travel programs take place outside of the United States and most foreign suppliers require payment in currency other than the U.S. dollar. Accordingly, we are exposed to foreign currency risk relative to changes in foreign currency exchange rates between those currencies and the U.S. dollar for our non-directly delivered programs. We use forward contracts that allow us to acquire foreign currency at a fixed price for a specified point in time and to provide a hedge against foreign currency risk. All of our derivatives are cash flow hedges and at December 31, 2012, all contracts qualified for cash flow hedge accounting.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income or loss and reclassified into earnings in the same period during which the hedged transaction is recognized in earnings, which is primarily during the second and third quarters of the year when our student travel programs occur. Gains or losses representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

At December 31, 2012, the following forward contracts were outstanding (in thousands):

	Notional Amount	Matures
Forward contracts:		
Euro	12,750	January 2013 - July 2013
Australian dollar	4,730	January 2013 - July 2013
British pound	2,650	January 2013 - July 2013
Canadian dollar	2,380	February 2013 - June 2013
New Zealand dollar	490	March 2013 - July 2013

The fair values of our forward contracts were as follows (in thousands):

	December 31, 2012					
	Derivatives designated as hedging instruments				Total Net	
	Assets		Liabilities		Assets	
Forward contracts	$	952	$	115	$	837

	December 31, 2011					
	Derivatives designated as hedging instruments				Total Net	
	Assets		Liabilities		Liabilities	
Forward contracts	$	115	$	1,888	$	1,773

The net liabilities and asset derivatives at December 31, 2012 and 2011 are reported in the consolidated balance sheet as current and long-term 'foreign currency exchange contracts'.

For the year ended December 31, 2012 and 2011, the amount of gains or losses recognized in the income statement for derivatives designated as hedging instruments were as follows (in thousands):

Location of gain (loss) reclassed from AOCI (effective portion)	Gain (loss) reclassed from AOCI (effective portion)			
	Year ended December 31,			
	2012		2011	
Net revenue, non-directly delivered programs	$	(1,054)	$	2,595

Unrealized gains on forward contracts recorded in AOCI at December 31, 2012, which are expected to be realized in net revenue during the next 12 months, is approximately $0.5 million as reflected in the Consolidated Statement of Changes in Stockholders' Equity. This amount was computed using the fair value of the cash flow hedges at December 31, 2012, and will change before actual reclassification from AOCI.

For the years ended December 31, 2012 and 2011, the amount of gains or losses recognized in the income statement for derivatives not designated as hedging instruments are as follows (in thousands):

		Amount of Gain			
Derivative not designated as hedging instruments	Location of Gain (Loss) Recognized in Income on Derivative	Year ended December 31, 2012		Year ended December 31, 2011	
Forward contracts	Foreign currency and other expense	$	(16)	$	183

During 2011, we recognized a gain of $0.2 million as a result of the de-designation of our Japanese yen forward contracts associated with vendor payments planned for 2011 summer travel. Due to the catastrophic events that occurred in spring of 2011, management suspended all 2011 travel programs to Japan and re-routed a majority of these delegates to other destinations throughout the world.

5. Property and equipment

Property and equipment and the changes therein consist of the following (in thousands):

	December 31,			
	2012		2011	
Land	$	1,817	$	1,817
Building		16,207		16,207
Office furniture, fixtures and equipment		2,658		2,596
Computer equipment and software		22,092		19,117
Construction in progress		1,378		1,462
Total property and equipment, gross		44,152		41,199
Less accumulated depreciation		(17,808)		(15,095)
Total property and equipment, net	$	26,344	$	26,104

The remaining cost of completion for construction in process, which consists of website and internal use software development, is approximately $0.7 million at December 31, 2012. Depreciation and amortization expense on property and equipment of approximately $4.9 million, $4.3 million, and $4.3 million for the years ended December 31, 2012, 2011, and 2010, respectively, was included in the determination of net income.

During 2012, approximately $2.2 million in property and equipment was sold, written off or impaired for a net loss of approximately $14 thousand. These assets included $2.2 million of fully depreciated assets no longer utilized in our operations. During 2011, approximately $2.2 million in property and equipment was sold, written off or impaired for a net loss of $0.2 million. These assets included $1.4 million of fully depreciated assets no longer utilized in our operations and $0.8 million of assets associated with the final stages of outsourcing of our print and production facility. During 2010, approximately $1.7 million in property and equipment was sold, written off or impaired for a net loss of $1.5 million, primarily related to the outsourcing of our print and production facilities. The net loss of $1.5 million consists of $0.7 million loss on sale of assets and $0.8 million loss on impaired assets, both of which are reported in the consolidated statement of operations as 'selling and marketing' expense. In accordance with the guidance for the impairment of long-lived assets, assets with a carrying amount of $1.0 million were adjusted to their fair value of $0.2 million.

6. Intangible Assets and Goodwill

Identified intangible assets other than goodwill and the changes therein consisted of the following (in thousands):

	December 31,	
	2012	2011
Content license agreements	$ 838	$ 838
Content copyrights	3,263	2,730
Advertising relationship	512	512
Other	130	130
Trademark	517	517
Total intangible assets, gross	5,260	4,727
Less accumulated amortization		
Content license agreements	(194)	(152)
Content copyrights	(859)	(556)
Advertising relationship	(512)	(469)
Other	(130)	(129)
Total intangible assets, net	$ 3,565	$ 3,421

Amortization expense on intangible assets of approximately $0.4 million, $0.4 million and $0.4 million for the years ended December 31, 2012, 2011 and 2010, respectively, was included in the determination of net income.

Estimated annual amortization expense for each of the next five years is as follows (in thousands):

Years Ended December 31,	
2013	$ 371
2014	$ 371
2015	$ 371
2016	$ 371
2017	$ 371

Identified goodwill consists of the following (in thousands):

	December 31,	
	2012	2011
Goodwill - BookRags	$ 9,711	$ 9,711
Goodwill - Ambassador programs and other	70	70
Goodwill	$ 9,781	$ 9,781

We completed our annual impairment test of goodwill and other indefinite lived intangible assets as of December 1, 2012, and concluded that no impairment existed. The review of goodwill requires the use of several estimates including management assumptions for future cash flows, weighted average cost of capital, discount rates, and equity multiples, all which involve a large degree of judgment. We believe estimates utilized in our analysis are likely to occur, but there can be no assurance that these estimates will materialize as projected.

7. Line of Credit

We maintain a $20.0 million Revolving Credit Agreement with Wells Fargo that expires on June 1, 2014. This Revolving Credit Agreement also provides for the issue of letters of credit not to exceed $2.5 million. Monthly interest only payments, if applicable, are paid based on a pricing grid under which the interest rate decreases or increases based on our ratio of funded debt to earnings before interest, taxes, depreciation and amortization. We can elect to borrow utilizing the London Inter-Bank Offering Rate plus an applicable spread or the prime rate. The credit agreement contains certain quarterly financial covenants, including, deployable cash greater than zero at all times, tangible net worth greater than $40.0 million, and net income after taxes greater than $2.0 million for the trailing four quarters increasing to $4.0 million as of September 30, 2013. As of December 31, 2012, we were not in compliance with the covenant which requires us to maintain a minimum net income of $2.0 million. On January 30, 2013, we received a waiver of the requirement to comply with this covenant for the period ending December 31, 2012 from Wells Fargo and there are no current restrictions on our borrowings.

At December 31, 2012 and 2011, we had no amounts outstanding on the revolving line of credit, and the availability under the total line of credit was $18.6 million, as we have utilized $1.4 million of the line in the form of letters of credit to several airline companies.

8. Income Taxes

The provision for income taxes consisted of the following (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Current tax expense (benefit)			
Federal	$ (2)	$ 322	$ 2,332
State	(90)	(93)	(250)
Deferred tax expense			
Federal	372	350	1,260
State	15	70	139
Total income tax provision	$ 295	$ 649	$ 3,481

Components of the net deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2012		
	Assets	Liabilities	Total
Amortization of goodwill and other intangibles	$ -	$ (534)	$ (534)
Accrued vacation and compensation	270	-	270
Unrealized loss on foreign currency exchange contracts	-	(292)	(292)
Unrealized loss on auction rate securities	97	-	97
Depreciation	-	(4,477)	(4,477)
Stock options	1,805	-	1,805
Restricted stock grants	529	-	529
State tax deduction	83	-	83
Prepaids	-	(228)	(228)
Other	284	(4)	280
Total deferred tax assets (liabilities)	$ 3,068	$ (5,535)	$ (2,467)

	December 31, 2011		
	Assets	Liabilities	Total
Amortization of goodwill and other intangibles	$ -	$ (166)	$ (166)
Accrued vacation and compensation	166	-	166
Unrealized gain on foreign currency exchange contracts	616	-	616
Unrealized gain on available-for-sale securities	-	(180)	(180)
Unrealized loss on auction rate securities	105	-	105
Depreciation	-	(4,105)	(4,105)
Stock options	1,653	-	1,653
Restricted stock grants	459	-	459
State tax deduction	121	-	121
Other	181	(186)	(5)
Total deferred tax assets (liabilities)	$ 3,301	$ (4,637)	$ (1,336)

The income tax provision differs from that computed using the federal statutory rate applied to income before income taxes as follows (in thousands):

	Years Ended December 31,					
	2012		2011		2010	
	Amount	%	Amount	%	Amount	%
Provision at the federal statutory rate	$ 693	34.0%	$ 1,226	34.0%	$ 4,059	35.0%
Tax-exempt interest	(362)	(17.8)	(417)	(11.6)	(521)	(4.5)
Uncertain state tax position	(75)	(3.7)	-	-	-	-
Tax rate change to deferreds - federal	-	-	(62)	(1.7)	-	-
State income tax, net of federal benefit	26	1.3	(24)	(0.7)	(110)	(0.9)
Other	13	0.7	(74)	(2.0)	53	0.4
Total income tax provision	$ 295	14.5%	$ 649	18.0%	$ 3,481	30.0%

As of December 31, 2012, $0.2 million of unrecognized tax benefits are recorded as 'accounts payable and accrued expenses' in the consolidated balance sheet. If recognized, $0.1 million would affect the annual effective tax rate. Our policy is to account for interest and penalties related to income taxes as part of income tax expense. During the year ended December 31, 2012, we recognized $11 thousand of income tax benefit in the consolidated statement of operations and $19 thousand in the consolidated balance sheet associated with interest on uncertain tax positions.

The following summarizes the unrecognized tax benefits activity during 2012 and 2011 (in thousands):

	2012	2011
Gross unrecognized tax benefit as of January 1,	$ 328	$ 423
Increases in uncertain tax benefits as a result of tax positions taken during the current period	3	30
Lapse of statute of limitations	(106)	(125)
Gross unrecognized tax benefits as of December 31,	$ 225	$ 328

It is reasonably possible that our unrecognized tax benefits will decrease between $0 and $0.2 million pending the outcome of discussions with certain tax jurisdictions regarding our activities in their jurisdictions.

We file tax returns in the U.S. federal jurisdiction and various state jurisdictions. We may be subject to examination by the Internal Revenue Service for the years after 2008. We may also be subject to examination by various state jurisdictions for the years after 2007.

9. Commitments and Contingencies

In 2009, we entered into an agreement with Discovery Education, which was renegotiated during 2011. Within the terms of the renegotiated contract, the following minimum payments are due regardless of total sales (in thousands):

Years Ended December 31,	
2013	$ 400
2014	$ 400
2015	$ 750

On July 14, 2009, a securities class action was filed against us and certain of our executive officers on behalf of all persons or entities who purchased our common stock between February 8, 2007 and October 23, 2007, in the United States District Court for the Eastern District of Washington. On February 11, 2010, we, and certain of our executive officers, moved to dismiss the class action. On June 2, 2010, the Court issued an order denying these motions to dismiss. The amended complaint alleged that the defendants violated federal securities laws by making untrue statements of material fact and/or omitting to state material facts, thereby artificially inflating the price of our common stock. On March 17, 2011, the class was certified for persons who purchased our common stock between July 24, 2007 and October 23, 2007. The parties had commenced discovery when, on April 14, 2011, an agreement was reached to settle the action following a mediation before a retired federal judge. Under the terms of the settlement, our insurance carriers agreed to pay the settlement amount of $7.5 million, in complete settlement of all claims, without any admission of wrongdoing or liability by the Company or any party in the action. Throughout the litigation, the Company and the individual defendants have denied, and continue to deny, the allegations made against them. We agreed with the insurance carriers to settle the action on these terms, because it was in the best interests of the Company to avoid the burdens, risk, uncertainties and expense that would be inherent in continued litigation. The settlement agreement included a release for all defendants and other provisions common in such agreements. On June 28, 2012, the Court entered a final order approving the settlement and related matters. On October 9, 2012, the Court entered an order directing entry of judgment and dismissal of the complaint and the claims therein with prejudice. As the settlement is covered and was funded by the Company's insurance carrier, the settlement is not expected to have a material adverse effect on our business, financial condition or results of operations.

On October 27, 2009, we were informed by the SEC that it had issued a formal order of investigation with respect to trading in the Company's securities. We believe that the investigation was for the period August through December 2007. The SEC indicated that the investigation should not be construed as an indication that any violation of law has occurred or as an adverse reflection upon any person, entity or security. In August of 2012, the Company was informed that the U.S. Department of Justice, which had been involved in the investigation, and the SEC closed their investigations and are not taking enforcement action against the Company or any of its officers, directors or employees.

Other than as disclosed herein, we are not a party to any other material pending legal proceedings other than ordinary routine litigation incidental to our business; the outcome of which we believe will not have a material adverse effect on our business, financial condition, cash flows or results of operations. These matters are subject to inherent uncertainties and management's view of these matters may change in the future. Adverse outcomes in some or all of the matters described in this section may result in significant monetary damages or injunctive relief against us that would adversely affect our results of operations.

We are subject to the possibility of various loss contingencies, including claims, suits and complaints, arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required.

Under our Bylaws, our directors and officers have certain rights to indemnification by us against certain liabilities that may arise by reason of their status or service as directors or officers. We maintain director and officer insurance, which covers certain liabilities arising from our obligation to indemnify our directors and officers and former directors in certain circumstances. No material indemnification liabilities were accrued at December 31, 2012.

10. Stock-Based Compensation

Under our Equity Participation Plan (the "Plan"), we may grant stock-based incentive compensation awards to eligible employees (including officers), non-employee directors and consultants in the form of distribution equivalent rights, incentive stock options, non-qualified stock options, performance share awards, performance unit awards, restricted stock awards, restricted stock units awards, stock appreciation rights, tandem stock appreciation rights, unrestricted stock awards or any combination of the foregoing, as may be best suited to the circumstances of the particular employee, director or consultant.

Under the terms of the Plan, options to purchase shares of our common stock are granted at a price set by the Compensation Committee of the Board of Directors (the "Compensation Committee"), not to be less than the par value of a share of common stock, and if granted as performance-based compensation or as incentive stock options, not to be less than the fair market value of the stock on the date of grant. The Compensation Committee establishes the vesting period of the awards, which is generally set at 25 percent per year for four years. Options may be exercised any time after they vest for a period up to 10 years from the grant date.

Under the terms of the Plan, restricted stock awards are granted by the Compensation Committee on the same terms as options. The Compensation Committee also establishes the vesting period of the awards, which is generally set at 100 percent at the conclusion of one to four years. Our key employees and consultants who have been awarded stock are typically subject to a four year vesting period, while members of our Board of Directors who have been awarded stock are subject to a one year vesting period.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of options. Option valuation models require the input of highly subjective assumptions, particularly for the expected term and stock price volatility. The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and our experience. Our employee stock options do not trade on a secondary exchange; therefore, employees do not derive a benefit from holding stock options unless there is an appreciation in the market price of our stock above the grant price. Such an increase in stock price would benefit all shareholders commensurately.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the years ended December 31, 2012, 2011, and 2010.

	Year ended		
	2012	**2011**	**2010**
Expected dividend yield	4.60 %	4.78 %	2.03 %
Expected stock price volatility	59.63 %	62.58 %	63.83 %
Risk-free interest rate	1.78 %	1.95 %	1.41 %
Expected life of options	4.54 Years	4.63 Years	4.94 Years
Estimated fair value per option granted	$1.69	$2.07	$5.16

The dividend yield is based on expected quarterly cash dividends paid to our shareholders. Expected stock price volatility is based on historical volatility of our stock. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term. The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. Additionally, an annualized forfeiture rate of 12.3 percent is used as a best estimate of future forfeitures based on our historical forfeiture experience. The stock-based compensation expense will be adjusted in later periods if the actual forfeiture rate is different from the estimate.

Total stock-based compensation expense recognized in the consolidated statement of operations for the years ended 2012, 2011, and 2010 was $1.5 million, $1.8 million, $2.0 million, respectively, before income taxes. Of the total stock-based compensation expense during 2012, stock option expense was $0.8 million and restricted stock grant expense was $0.7 million. Of the total stock-based compensation expense during 2011, stock option expense was $1.0 million and restricted stock grant expense was $0.8 million. Of the total stock-based compensation expense during 2010, stock option expense was $1.1 million and restricted stock grant expense was $0.9 million.

The following table presents information about the common stock options and restricted grants as of December 31, 2012:

	Options and Awards Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Restricted Stock Awards					
$0.00	446,946	2.48	N/A	N/A	N/A
Stock Options					
$4.52 - 6.93	702,051	9.40	$ 4.66	66,816	$ 4.63
6.94 - 10.39	269,424	4.57	9.19	238,066	9.28
10.40 - 13.86	434,432	7.04	11.52	277,221	11.61
13.87 - 17.32	275,734	3.37	16.90	275,734	16.90
17.33 - 20.79	7,328	5.35	18.41	7,328	18.41
20.80 - 24.25	1,000	2.61	21.09	1,000	21.09
24.26 - 27.72	176,146	3.26	27.08	176,146	27.08
27.73 - 31.18	6,937	3.80	29.48	6,937	29.48
31.19 - 34.65	4,448	4.34	34.65	4,448	34.65
Total Stock Options	1,877,500	6.64	$ 11.02	1,053,696	$ 14.88
Combined	2,324,446	5.84	$ 8.90	1,053,696	$ 14.88

At December 31, 2011, there were 1,318,906 shares of our common stock underlying exercisable stock options at the weighted-average exercise price of $13.17 per share.

At December 31, 2012, the aggregate value of restricted stock was $1.9 million and the aggregate intrinsic value of outstanding and exercisable stock options was zero, before applicable income taxes, based on our $4.26 closing stock price at December 31, 2012. This intrinsic value would have been received by the optionees had all restricted stock been vested and all stock options been exercised on that date. The weighted-average remaining contractual life of stock options and restricted grants outstanding was 7.0 years and exercisable was 4.7 years. As of December 31, 2012, total unrecognized stock-based compensation expense related to non-vested stock options and restricted stock awards was approximately $3.4 million, which is expected to be recognized over approximately 4.0 years. During the year ended December 31, 2012, the total intrinsic value of stock options exercised was zero and the total fair value of options which vested was $0.8 million while the total fair value of restricted stock awards which vested was $0.5 million.

Stock option and restricted stock grant transactions during 2012 were as follows:

	Restricted Stock Awarded	Weighted-Average Grant Date Fair Value	Stock Options	Weighted-Average Exercise Price
Balance at December 31, 2011	374,957	$ 8.82	1,962,321	$ 11.56
Granted	163,843	2.02	458,130	4.72
Forfeited	(35,898)	9.15	(542,951)	7.65
Vested	(55,956)	9.21	N/A	N/A
Exercised	N/A	N/A	-	-
Balance at December 31, 2012	446,946	$ 6.25	1,877,500	$ 11.02

11. Employee Benefit Plan

Effective March 2002, we established a 401(k) Profit Sharing Plan (the "Sharing Plan") for our employees. Employees are eligible to participate in the Sharing Plan upon six months of service and 18 years of age, and may contribute up to 92 percent of their salary, subject to the maximum contribution allowed by the Internal Revenue Service. Our matching contribution is discretionary based upon approval by management. Employees are 100 percent vested in their contributions and vest in our matching contributions after their initial four years of employment. During the years ended December 31, 2012, 2011, and 2010, we contributed approximately $0.1 million, $0.1 million, and $0.1 million to the Sharing Plan, respectively.

12. Earnings Per Share

The following table presents a reconciliation of basic and diluted EPS computations (in thousands, except per share data and anti-dilutive stock option counts):

	Year ended December 31,		
	2012	2011	2010
Numerator:			
Net income	$ 1,744	$ 2,956	$ 8,116
Denominator:			
Weighted-average shares outstanding	17,083	17,371	18,747
Effect of unvested restricted stock awards considered participating securities	447	375	338
Weighted-average shares outstanding – basic	17,530	17,746	19,085
Effect of dilutive common stock options	-	123	218
Weighted-average shares outstanding – diluted	17,530	17,869	19,303
Net income per share – basic	$ 0.10	$ 0.17	$ 0.43
Net income per share – diluted	$ 0.10	$ 0.17	$ 0.42
Cash dividends declared per share	$ 0.74	$ 0.24	$ 0.24
Stock options excluded from the calculation of diluted earnings per share because their effect would have been anti-dilutive	1,314,629	1,316,895	816,649

13. Segment Reporting

Our operations are organized in two reporting segments, 1) "Ambassador Programs and Other," which provides educational travel services to students and professionals through multiple itineraries within four travel program types and corporate overhead, and 2) "BookRags," which provides online research capabilities through book summaries, critical essays, online study guides, lesson plans, biographies, and references to encyclopedia articles.

Ambassador Programs and Others' gross margin is comprised of gross receipts less direct program costs, including accommodations, transportation, speakers, facilitators, and event costs. BookRags' gross margin is comprised of internet content and subscription and advertising revenues via www.bookrags.com, less commissions and amortization of intangible assets directly associated with sales.

Segment information for the years ended December 31, 2012 and 2011 were as follows (in thousands):

	Year ended December 31, 2012			Year ended December 31, 2011		
	Ambassador Programs and Other (1)	BookRags	Consolidated	Ambassador Programs and Other (1)	BookRags	Consolidated
Total revenue	$ 53,845	$ 4,207	$ 58,052	$ 62,392	$ 4,046	$ 66,438
Gross margin	$ 47,738	$ 3,653	$ 51,391	$ 55,570	$ 3,471	$ 59,041
Depreciation and amortization	$ 4,697	$ 576	$ 5,273	$ 4,243	$ 499	$ 4,742
Operating income	$ (1,005)	$ 1,327	$ 322	$ 934	$ 1,176	$ 2,110
Income tax provision (benefit)	$ (192)	$ 487	$ 295	$ 232	$ 417	$ 649
Net income	$ 844	$ 900	$ 1,744	$ 2,154	$ 802	$ 2,956
Total additions to property, plant, and equipment	$ 4,742	$ 406	$ 5,148	$ 2,746	$ 230	$ 2,976
Total additions to goodwill and intangible assets	$ -	$ 533	$ 533	$ -	$ 493	$ 493
Intangible assets, excluding goodwill	$ -	$ 3,565	$ 3,565	$ -	$ 3,421	$ 3,421
Total goodwill	$ 70	$ 9,711	$ 9,781	$ 70	$ 9,711	$ 9,781
Total assets	$ 83,169	$ 14,726	$ 97,895	$ 97,161	$ 16,939	$ 114,100

(1) Ambassador Programs and Other include all travel programs offered by Ambassador Programs and World Adventures Unlimited as well as corporate overhead.

Segment information for the years ended December 31, 2011 and 2010 were as follows (in thousands):

	Year ended December 31, 2011			Year ended December 31, 2010		
	Ambassador Programs and Other (1)	BookRags	Consolidated	Ambassador Programs and Other (1)	BookRags	Consolidated
Total revenue	$ 62,392	$ 4,046	$ 66,438	$ 73,041	$ 3,105	$ 76,146
Gross margin	$ 55,570	$ 3,471	$ 59,041	$ 63,450	$ 2,651	$ 66,101
Depreciation and amortization	$ 4,243	$ 499	$ 4,742	$ 4,222	$ 424	$ 4,646
Operating income	$ 934	$ 1,176	$ 2,110	$ 9,174	$ 922	$ 10,096
Income tax provision	$ 232	$ 417	$ 649	$ 3,156	$ 325	$ 3,481
Net income	$ 2,154	$ 802	$ 2,956	$ 7,517	$ 599	$ 8,116
Total additions to property, plant, and equipment	$ 2,746	$ 230	$ 2,976	$ 4,461	$ -	$ 4,461
Total additions to goodwill and intangible assets	$ -	$ 493	$ 493	$ -	$ 3,811	$ 3,811
Intangible assets, excluding goodwill	$ -	$ 3,421	$ 3,421	$ -	$ 3,367	$ 3,367
Total goodwill	$ 70	$ 9,711	$ 9,781	$ 70	$ 9,711	$ 9,781
Total assets	$ 97,161	$ 16,939	$ 114,100	$ 113,256	$ 15,300	$ 128,556

(1) Ambassador Programs and Other include all travel programs offered by Ambassador Programs and World Adventures Unlimited as well as corporate overhead.

Any intercompany sales or services provided are eliminated upon consolidation.

14. Quarterly Financial Data (unaudited)

Summarized quarterly financial data for 2012 and 2011 is as follows (unaudited, and in thousands except per share data). All adjustments necessary to fairly present the interim results have been recorded:

	Quarters Ended			
	March 31	June 30	September 30	December 31
2012				
Total revenue	$ 2,465	$ 31,806	$ 22,432	$ 1,349
Gross margin	1,409	29,660	19,041	1,281
Selling and marketing expense	8,687	6,483	11,289	8,386
General and administrative expense	4,207	4,384	3,522	4,111
Income (loss) before income taxes	(11,242)	19,406	4,823	(10,948)
Net income (loss)	(7,906)	14,198	5,485	(10,033)
Earnings (loss) per share-basic	(0.45)	0.81	0.31	(0.58)
Earnings (loss) per share-diluted	(0.45)	0.81	0.31	(0.58)

Gross revenue reflects total amounts charged for all our goods and services. Gross revenue totaled $2.7 million, $81.4 million, $53.6 million and $2.3 million for the quarters ended March 31, June 30, September 30, and December 31, 2012, respectively.

During the fourth quarter of 2012 and subsequent to our third quarter reporting period, we increased our estimated income tax provision as a result of a change in estimate related to non-taxable interest income earned throughout 2012. This change had no impact on our consolidated statement of operations for the year ended December 31, 2012.

	Quarters Ended			
	March 31	June 30	September 30	December 31
2011				
Total revenue	$ 1,662	$ 36,056	$ 26,742	$ 1,978
Gross margin	1,043	32,848	23,251	1,899
Selling and marketing expense	10,095	9,439	11,872	8,961
General and administrative expense	4,383	4,120	3,924	4,137
Income (loss) before income taxes	(12,919)	19,695	7,779	(10,950)
Net income (loss)	(8,729)	13,431	6,052	(7,798)
Earnings (loss) per share-basic	(0.48)	0.76	0.34	(0.45)
Earnings (loss) per share-diluted	(0.48)	0.75	0.34	(0.45)

Gross revenue totaled $1.8 million, $87.2 million, $61.3 million and $4.9 million for the quarters ended March 31, June 30, September 30, and December 31, 2011, respectively.

15. Supplemental Disclosures of Consolidated Statements of Cash Flows

We paid cash for taxes during 2012, 2011, and 2010 of approximately $23 thousand, $0.3 million, and $2.6 million, respectively.

Our non-cash investing and financing activities during the years ended December 31, 2012, 2011, and 2010, are as follows (in thousands):

	2012	2011	2010
Unrealized gain (loss) on foreign currency exchange contracts	$ 2,610	$ (3,637)	788
Unrealized gain (loss) on available-for-sale securities	$ (484)	$ 481	(803)
Property and equipment	$ 9	$ (24)	(229)
Purchase price allocation for goodwill	$ -	$ -	2,870
Repurchase of common stock	$ -	$ -	225

16. Listing of Corporate Headquarters for Sale

On April 4, 2012, our Board of Directors approved the listing for sale of our corporate headquarters building located in Spokane, Washington. We may relocate our headquarters to a new leased location also in Spokane upon sale. We will continue to classify the building as an asset held for use until the sale is probable within 12 months and it becomes unlikely that significant changes to the plan will be made. Based on the offers received for the building, our Board of Directors may elect not to sell the building and the planned sale could be withdrawn. The initial listing price for the building itself and underlying land is $13.3 million. The asset has a total net carrying value, including all related assets, of approximately $16.0 million and is recoverable as an asset held for use. However, we will continue to reassess the fair value of the building at each reporting period to determine whether the building qualifies as an asset held for sale and if the carrying value is recoverable as the proposed sale process continues. If the carrying value is not deemed to be recoverable based on current market conditions, we may be required to record impairment charges for these assets in the future.

17. Subsequent Events

On February 25, 2013, Jeffrey D. Thomas, President and Chief Executive Officer, and Margaret M. Thomas, Executive Vice President, tendered their resignations to our Board of Directors. In connection with Mr. and Ms. Thomas' resignations, we entered into separation agreements effective February 25, 2013. Under the terms of the separation agreements, there will be cash payouts of approximately $0.8 million and $0.4 million to Mr. and Ms. Thomas, respectively, expected to be paid within six months of the date of the agreements. In the quarter ended March 31, 2013, we expect to incur approximately $1.2 million in expense related to the cash payouts. Additionally, the separation agreements call for immediate vesting of stock options and stock grants for both Mr. Thomas and Ms. Thomas. In the quarter ended March 31, 2013, we expect to incur approximately $1.5 million in additional expense related to the accelerated vesting of stock options and stock grants.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMBASSADORS GROUP, INC.

By:/s/ ANTHONY F. DOMBROWIK
Anthony F. Dombrowik,
Interim Chief Executive Officer, Chief Financial Officer

Date: March 11, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ANTHONY F. DOMBROWIK Anthony F. Dombrowik	Interim Chief Executive Officer, Chief Financial Officer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	March 11, 2013
/s/ JAMES M. KALUSTIAN James M. Kalustian	Chairman of the Board of Directors	March 11, 2013
/s/ DANIEL G. BYRNE Daniel G. Byrne	Director	March 11, 2013
/s/ PETER H. KAMIN Peter H. Kamin	Director	March 11, 2013
/s/ NILOFER MERCHANT Nilofer Merchant	Director	March 11, 2013
/s/ LISA RAPUANO Lisa Rapuano	Director	March 11, 2013
/s/ THOMAS J. RUSIN Thomas J. Rusin	Director	March 11, 2013
/s/ RICARDO L. VALENCIA Ricardo L. Valencia	Director	March 11, 2013
/s/ TIMOTHY M. WALSH Timothy M. Walsh	Director	March 11, 2013

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of the registrant incorporated by reference to the registrant's Registration Statement on Form 10 filed on November 15, 2001.
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the registrant incorporated by reference to the registrant's Form 8-K filed on May 17, 2005.
3.3	Bylaws of the registrant incorporated by reference to the registrant's Registration Statement on Form 10 filed on November 15, 2001.
4.1	Form of Common Stock Certificate of the registrant incorporated by reference to the registrant's Form 10-K filed on March 9, 2007.
10.1	2001 Equity Participation Plan incorporated by reference to the registrant's Registration Statement on Form 10 filed on January 7, 2002.
10.2	Form of 2001 Equity Participation Plan Agreement incorporated by reference to the registrant's Registration Statement on Form 10 filed on November 15, 2001.
10.3	Form of Indemnification Agreement between the registrant and each of its executive officers and directors incorporated by reference to the registrant's Registration Statement on Form 10 filed on January 25, 2002.
10.4	Commercial Lease Agreement by and between Portolese & Sample Investments and the registrant incorporated by reference to the registrant's Form 8-K filed on January 4, 2005.
10.5	AIA Document A101, Standard Form of Agreement between Owner and Contractor by and between the registrant and Graham Construction and Management, Inc. incorporated by reference to registrant's Form 8-K filed on September 29, 2006.
10.6	Employment Agreement by and between the registrant and Jeffrey D. Thomas, incorporated by reference to the registrant's Form 8-K filed on October 3, 2006.
10.7	Stock Purchase Agreement by and between the registrant and Invemed Catalyst Fund, L.P. incorporated by reference to the registrant's Form 8-K filed on January 31, 2007.
10.8	Stock Purchase Agreement incorporated by reference to the registrant's Form 8-K filed on May 21, 2008.
10.9	Credit Agreement by and between the registrant and Wells Fargo Bank, N.A. incorporated by reference to the registrant's Form 8-K filed on May 30, 2008.
10.10	Revolving Line of Credit Note incorporated by reference to the registrant's Form 8-K filed May 30, 2008.
10.11	2009 Equity Participation Plan incorporated by reference to the registrant's Definitive Proxy Statement on Form 14A filed on April 6, 2009.
10.12	Severance Agreement by and between the registrant and Margaret M. Thomas incorporated by reference to the registrant's Form 10-K filed March 11, 2011.
10.14	Second Amendment to Credit Agreement by and between the registrant and Wells Fargo Bank, National Association incorporated by reference to the registrant's Form 8-K filed April 25, 2012.

10.15 First Modification to Promissory Note by and between the registrant and Wells Fargo Bank, National Association incorporated by reference to the registrant's Form 8-K filed April 25, 2012.

10.16 Cooperation Agreement by and among the registrant, Lane Five Partners LP, Lane Five Capital Management LP, Lane Five Capital Management, LLC, Lane Five Partners GP LLC, Lisa O'Dell Rapuano, 3K Limited Partnership, and Peter H. Kamin incorporated by reference to the registrant's Form 8-K filed May 8, 2012.

10.17 Amendment to Cooperation Agreement by and among the registrant, Lane Five Partners LP, Lane Five Capital Management LP, Lane Five Capital Management, LLC, Lane Five Partners GP LLC, Lisa O'Dell Rapuano, 3K Limited Partnership, and Peter H. Kamin incorporated by reference to the registrant's Form 8-K filed July 10, 2012.

10.18 Separation Agreement and Release by and between the registrant and Jeffrey D. Thomas incorporated by reference to the registrant's Form 10-K filed February 25, 2013.

10.19 Separation Agreement and Release by and between the registrant and Margaret Thomas incorporated by reference to the registrant's Form 10-K filed February 25, 2013.

10.20 General Contract between People to People International and International Ambassador Programs, Inc.

10.21 Consent to Assignment Agreement by and among People to People International, International Ambassador Programs, Inc., Ambassadors International, Inc. and Ambassador Programs.*

10.22 Amendment to General Contracts by and among People to People International, Ambassadors International, Inc. and Ambassador Programs, Inc.

10.23 Letter dated February 13, 2001, by Ambassadors International, Inc. to People to People International

10.24 Letter dated August 8, 2006, by the registrant to People to People International

10.25 Letter dated December 9, 2009, by the registrant to People to People International

14.1 Code of Ethics incorporated by reference to the registrant's Definitive Proxy Statement on Form 14A filed on April 13, 2010.

21.1 List of subsidiaries of the registrant as of December 31, 2012.

23.1 Consent of BDO USA, LLP, Independent Registered Public Accounting Firm.

31.1 Certification by Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(a) or Rule 15(d)-14(a).

32.1 Certification by the Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) or 15(d)-14(b) and Section 1350 of Chapter 63 of Title 13 of the United States Code (18 U.S.C. §1350).

SHAREOWNER INFORMATION

Board of Directors and Officers, Ambassadors Group, Inc.

Corporate Headquarters

Ambassadors Group, Inc.
Dwight D. Eisenhower Building
1956 Ambassador Way
Spokane, Washington 99224-4001
ambassadorsgroup.com

Stock Exchange Listing

Nasdaq National Market
Symbol "EPAX"

Investor Relations

Stacy J. Feit, CFA
Financial Relations Board
213.486.6549
ambassadorsgroup.com

Legal Counsel

Loeb and Loeb, LLP
Los Angeles, California

Transfer Agent and Registrar

Computershare
P.O. Box 43006
Providence, RI 02940-3006
www.computershare.com/investor

A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to our shareholders upon request in writing to Investor Relations, Ambassadors Group, Inc., 1956 Ambassador Way, Spokane, WA 99224.

AMBASSADORS GROUP, INC.
Dwight D. Eisenhower Building
1956 Ambassador Way
Spokane, WA 99224-4001
ambassadorsgroup.com

AMBASSADORS GROUP, INC.

Dwight D. Eisenhower Building
2001 South Flint Road
Spokane, Washington 99224

May 6, 2013

To Our Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders (the "Annual Meeting") of Ambassadors Group, Inc. (the "Company"), which will be held at 9:00 a.m., local time, on June 5, 2013, at Hilton Chicago O'Hare Airport, Room No. 2043, Chicago O'Hare International Airport, West O'Hare Avenue, Chicago, Illinois 60666. All holders of the Company's outstanding common stock as of the close of business on April 19, 2013, are entitled to vote at the Annual Meeting. Enclosed is a copy of the Notice of Annual Meeting of Stockholders, Proxy Statement and Proxy.

Your vote is very important. Whether or not you plan to attend the Annual Meeting, please vote as soon as possible. In order to facilitate your voting, you may vote in person at the meeting, by sending in your written proxy, by telephone or by using the internet. Your vote by telephone, over the internet or by written proxy will ensure your representation at the Annual Meeting if you cannot attend in person. Please review the instructions on the proxy card regarding each of these voting options.

Thank you for your ongoing support and continued interest in Ambassadors Group, Inc.

Sincerely,



Anthony F. Dombrowik
Secretary

AMBASSADORS GROUP, INC.

Dwight D. Eisenhower Building
2001 South Flint Road
Spokane, Washington 99224

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held June 5, 2013

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders (the "Annual Meeting") of Ambassadors Group, Inc., a Delaware corporation (the "Company"), will be held at 9:00 a.m., local time, on June 5, 2013, at Hilton Chicago O'Hare Airport, Room No. 2043, Chicago O'Hare International Airport, West O'Hare Avenue, Chicago, Illinois 60666, for the following purposes:

1. To amend the Company's Amended and Restated Certificate of Incorporation to declassify the Board of Directors (the "Board").

2. If Proposal 1 to declassify the Board is approved by the stockholders, to elect eight (8) directors nominated by the Board and named in this Proxy Statement to serve until the Company's 2014 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified.

3. If Proposal 1 to declassify the Board is not approved by the stockholders, to elect two (2) Class I directors nominated by the Board and named in this Proxy Statement to serve until the Company's 2016 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified.

4. To approve, in an advisory vote, the compensation of the Company's named executive officers.

5. To approve the Company's 2013 Stock Incentive Plan.

6. To ratify the selection of BDO USA, LLP as the Company's independent registered public accounting firm for the year ending December 31, 2013.

7. To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

The Board has fixed the close of business on April 19, 2013, as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting and all adjourned meetings thereof.

By Order of the Board of Directors



Anthony F. Dombrowik
Secretary

Dated: May 6, 2013

IMPORTANT: WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE, OR YOU MAY VOTE BY TELEPHONE OR VIA THE INTERNET BY FOLLOWING THE DIRECTIONS ON THE PROXY CARD. ANY ONE OF THESE METHODS WILL ENSURE REPRESENTATION OF YOUR SHARES AT THE ANNUAL MEETING.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD ON JUNE 5, 2013: THIS NOTICE AND PROXY STATEMENT AND OUR 2012 ANNUAL REPORT ARE AVAILABLE AT http://www.edocumentview.com/EPAX.

TABLE OF CONTENTS

AMBASSADORS GROUP, INC.

Dwight D. Eisenhower Building
2001 South Flint Road
Spokane, Washington 99224

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of Ambassadors Group, Inc. (the "Company") for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held at 9:00 a.m., local time, on June 5, 2013, at Hilton Chicago O'Hare Airport, Room No. 2043, Chicago O'Hare International Airport, West O'Hare Avenue, Chicago, Illinois 60666, and at any adjournment thereof. If you plan to attend the Annual Meeting and vote in person and need directions, please call Julie Strugar at (509) 568-7800. You may direct your vote without attending the Annual Meeting and may do so by telephone, over the internet or by completing and mailing your proxy card or voting instruction card in the enclosed, postage pre-paid envelope. Please refer to the proxy card for instructions. This Proxy Statement is being first mailed to stockholders on or about May 6, 2013.

When such proxy is properly executed and returned, the shares it represents will be voted in accordance with any directions noted thereon. Any stockholder giving a proxy has the power to revoke it at any time before it is voted by written notice to the secretary of the Company, by issuance of a subsequent proxy, by telephone, or by the internet as more fully described on your proxy card. In addition, a stockholder attending the Annual Meeting may revoke his or her proxy and vote in person if he or she desires to do so, but attendance at the Annual Meeting will not of itself revoke the proxy.

At the close of business on April 19, 2013, the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting, the Company had issued and outstanding 16,948,822 shares of common stock, $0.01 par value per share (the "Common Stock"). Each share of Common Stock entitles the holder of record thereof to one vote on any matter coming before the Annual Meeting. Only stockholders of record at the close of business on April 19, 2013, are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

The enclosed Proxy, when properly executed and returned, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Annual Meeting and with respect to other matters that may be properly brought before the Annual Meeting, subject to applicable laws. At the time of printing this Proxy Statement, management of the Company is not aware of any other matters to be presented for action at the Annual Meeting. If, however, other matters, which are not now known to management, should properly come before the Annual Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxy holders.

Under Delaware law and our bylaws, a majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum at a meeting of stockholders. Shares of our Common Stock represented in person or by proxy (regardless of whether the proxy has authority to vote on all matters), as well as abstentions and broker non-votes, will be counted for purposes of determining whether a quorum is present at the meeting. "Broker non-votes" means shares held of record by a broker that are not voted because the broker has not received voting instructions from the beneficial owner of the shares and either lacks or declines to exercise the authority to vote the shares in its discretion.

Proposal 1. We are proposing to amend our Amended and Restated Certificate of Incorporation to provide for the declassification of our Board of Directors and the annual election of all directors commencing immediately at the 2013 Annual Meeting of Stockholders (see Proposal 2). In order to be adopted, this proposal must be approved by the affirmative vote of the majority of the outstanding shares of our Common Stock entitled to vote on this proposal. Brokerage firms and nominees will not have the authority to vote their customers' unvoted shares on Proposal 1 or to vote their customers' shares if the customers have not furnished voting instructions within a specified period of time prior to the Annual Meeting. Abstentions and broker non-votes will have the same effect as votes cast against Proposal 1.

Proposal 2. If Proposal 1 to declassify the Board of Directors is approved by the stockholders, the stockholders will vote to elect eight (8) directors to serve until the Company's 2014 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified or until their earlier death, resignation or removal. The election of directors requires a plurality of the votes cast by the holders of the Company's Common Stock present and voting at the Annual Meeting.

Brokerage firms and nominees will not have the authority to vote their customers' unvoted shares on Proposal 2 or to vote their customers' shares if the customers have not furnished voting instructions within a specified period of time prior to the Annual Meeting. Abstentions and broker non-votes will not be counted as votes cast and will have no effect on the outcome of the vote of Proposal 2.

Proposal 3. If Proposal 1 to declassify the Board of Directors is NOT approved, the stockholders will vote to elect two Class I Directors to serve until the Company's 2016 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified or until their earlier death, resignation or removal. Directors are elected by a plurality and the nominees who receive the most votes will be elected. The election of directors requires a plurality of the votes cast by the holders of the Company's Common Stock present and voting at the Annual Meeting. Brokerage firms and nominees will not have the authority to vote their customers' unvoted shares on Proposal 3 or to vote their customers' shares if the customers have not furnished voting instructions within a specified period of time prior to the Annual Meeting. Abstentions and broker non-votes will not be counted as votes cast and will have no effect on the outcome of the vote of Proposal 3.

Proposal 4. The approval of the executive compensation paid to the Company's named executive officers requires the affirmative vote of the majority of votes cast by the shares of Common Stock present in person or by proxy at the Annual Meeting and voting. Brokerage firms and nominees will not have the authority to vote their customers' unvoted shares on Proposal 4 or to vote their customers' shares if the customers have not furnished voting instructions within a specified period of time prior to the Annual Meeting. Abstentions and broker non-votes will not affect the outcome of the vote on Proposal 4.

Proposal 5. The approval of the Company's 2013 Stock Incentive Plan (the "2013 Plan") requires the affirmative vote of the majority of votes cast by the shares of Common Stock present in person or by proxy at the Annual Meeting and voting. Brokerage firms and nominees will not have the authority to vote their customers' unvoted shares on Proposal 5 or to vote their customers' shares if the customers have not furnished voting instructions within a specified period of time prior to the Annual Meeting. Abstentions and broker non-votes will not affect the outcome of the vote on Proposal 5.

Proposal 6. To be approved, the ratification of BDO USA, LLP, as the Company's independent registered public accounting firm for the year ending December 31, 2013 must receive the affirmative vote of the majority of votes cast by the shares of Common Stock present in person or by proxy at the Annual Meeting and voting. Brokerage firms and nominees have the authority to vote their customers' unvoted shares on Proposal 2 as well as to vote their customers' shares where the customers have not furnished voting instructions within a specified period of time prior to the Annual Meeting. Abstentions and broker non-votes will not affect the outcome of the vote on Proposal 6.

The Company will pay the expenses of soliciting proxies for the Annual Meeting, including the cost of preparing, assembling and mailing the proxy solicitation materials. Proxies may be solicited personally, by mail, by telephone or via the internet, by directors, officers and regular employees of the Company who will not be additionally compensated therefore. It is anticipated that this Proxy Statement and accompanying Proxy will be mailed on or about May 6, 2013, to all stockholders entitled to vote at the Annual Meeting.

The matters to be considered and acted upon at the Annual Meeting are referred to in the preceding notice and are more fully discussed below.

AMENDMENT OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD OF DIRECTORS

(Proposal 1 of the Proxy Card)

At our 2012 Annual Meeting of Stockholders, which was held on June 7, 2012, our stockholders approved an advisory vote to declassify the Board of Directors. Subsequently, on July 9, 2012, the Board of Directors unanimously approved an amendment to our Amended and Restated Certificate of Incorporation and our Bylaws to declassify the entire Board of Directors, subject to, and effective upon, the approval by our stockholders of the amendment to our Amended and Restated Certificate of Incorporation at the 2013 Annual Meeting of Stockholders.

If approved by our stockholders, our Amended and Restated Certificate of Incorporation will be amended to provide for the annual election of all directors commencing immediately at the 2013 Annual Meeting of Stockholders (see Proposal 2). Each of our directors whose term does not expire at the 2013 Annual Meeting of Stockholders has tendered his or her resignation. Each resignation is contingent and effective upon stockholder approval of this Proposal 1. If our stockholders do not approve this Proposal 1, the Board of Directors will remain classified, the contingent resignations will be ineffective, and our stockholders will instead be asked to elect two (2) Class I directors at the 2013 Annual Meeting of Stockholders (see Proposal 3).

Current Classified Board Structure

Currently, the Board of Directors is divided into three classes (Class I, Class II and Class III) and each director is elected for a three-year term. The term of the Class I Directors is scheduled to expire at the 2013 Annual Meeting of Stockholders, the term of the Class II Directors is scheduled to expire at the 2015 Annual Meeting of Stockholders, and the term of the Class III Directors is scheduled to expire at the 2014 Annual Meeting of Stockholders. Generally, absent the earlier resignation or removal of a director, the terms of the classes are staggered, meaning that only one of the three classes stands for reelection at each annual meeting of stockholders.

Rationale for Declassification

In determining whether to propose declassifying the Board of Directors to our stockholders, the Board of Directors considered the arguments in favor of and against continuation of the classified board structure, as well as the approval by our stockholders at the 2012 Annual Meeting of the advisory vote to declassify the Board of Directors. After careful consideration, the Board of Directors determined that it would be in our best interests and the best interests of our stockholders to amend our Amended and Restated Certificate of Incorporation to declassify the Board of Directors.

The Board of Directors recognizes that a classified structure may offer several advantages, such as promoting board continuity and stability, encouraging directors to take a long-term perspective, and ensuring that a majority of the Board of Directors will always have prior experience with the Company. Additionally, classified boards provide effective protection against unwanted takeovers and proxy contests as they make it difficult for a substantial stockholder to gain control of the board without the cooperation or approval of incumbent directors.

However, the Board of Directors also recognizes that a classified structure may appear to reduce directors' accountability to stockholders, since such a structure does not provide stockholders with the opportunity to register their views on each director's performance by means of an annual vote. Moreover, many investors believe that electing directors on an annual basis is one of the best methods available to stockholders to ensure that a company will be managed in a manner that is in the best interests of the stockholders and that classified boards artificially insulate underperforming directors from the judgment of stockholders, the true owners of a company.

Proposed Declassification of the Board of Directors

Declassification of the Board of Directors requires an amendment to our Bylaws and to our Amended and Restated Certificate of Incorporation, which amendments were approved by the Board of Directors, subject to, and effective upon, the approval by our stockholders of this Proposal 1. The text of the proposed amendment to our Amended and Restated Certificate of Incorporation, marked to show the proposed deletions and insertions, is attached as *Appendix A* to this Proxy Statement. If approved by our stockholders, the amendment to our Amended and Restated Certificate of Incorporation will become effective upon the filing of a certificate of amendment with the Secretary of State of Delaware (which would occur during the 2013 Annual Meeting of Stockholders and prior to consideration of the proposal to elect directors). The Board of Directors will then be declassified immediately, so that every director will stand for election at the 2013 Annual Meeting of Stockholders (and thereafter) for a one-year term.

Stockholders are requested in this Proposal 1 to approve the proposed amendment to the Amended and Restated Certificate of Incorporation to declassify the Board of Directors effective at the 2013 Annual Meeting of Stockholders.

The Board of Directors unanimously recommends that you vote FOR this proposal. Holders of proxies solicited by this Proxy Statement will vote the proxies received by them as directed on the Proxy or, if no direction is made, in favor of this proposal. In order to be adopted, this proposal must be approved by the affirmative vote of the majority of the outstanding shares of our Common Stock entitled to vote on this proposal.

IF PROPOSAL 1 IS APPROVED, TO ELECT EIGHT (8) DIRECTORS

(Proposal 2 of the Proxy Card)

General

Jeffrey D. Thomas resigned as a Director and Chief Executive Officer of the Company effective as of February 25, 2013, resulting in a vacancy in the number of Class I Directors. By resolution of the Board of Directors, pursuant to the Company's Bylaws, the number of authorized directors of the Company has been reduced from nine to eight effective April 11, 2013. If our stockholders approve Proposal 1 at the 2013 Annual Meeting, our stockholders will be asked to consider eight nominees for election to the Board of Directors to serve for a one year term until the 2014 Annual Meeting of Stockholders and until their respective successors have been duly elected and qualified or until their earlier death, resignation or removal. The election of the individuals nominated in Proposal 2 is contingent on, and will only be effective upon, the effectiveness of the amendment to our Amended and Restated Certificate of Incorporation proposed in Proposal 1. If our stockholders do not approve Proposal 1, this Proposal 2 will not be submitted to a vote of our stockholders at the 2013 Annual Meeting, and instead Proposal 3 (Election of Two Class I Directors) will be submitted in its place.

Nominees

In the event Proposal 1 is approved by our stockholders, the Board of Directors has nominated each of James M. Kalustian, Lisa O'Dell Rapuano, Timothy M. Walsh, Ricardo Lopez Valencia, Debra Dulsky, Daniel G. Byrne, Nilofer Merchant and Peter H. Kamin for election as a director, to hold office until the annual meeting of stockholders to be held in 2014 and until their respective successors are duly elected and qualified or until their earlier death, resignation or removal. Information regarding the director nominees is set forth below under the heading "Information Regarding Directors and Director Nominees."

Thomas J. Rusin is not standing for re-election to the Board of Directors. All of the nominees for directors are current directors except Debra Dulsky, who was recommended to the Board of Directors by the Nominating Committee for election to the Board of Directors.

The enclosed Proxy will be voted in favor of Mr. Kalustian, Ms. Rapuano, Mr. Walsh, Mr. Valencia, Mr. Byrne, Ms. Merchant, Mr. Kamin and Ms. Dulsky unless other instructions are given. Directors are elected by a plurality and the nominees who receive the most votes will be elected. If any nominee declines to serve or becomes unavailable for any reason before the election (although management knows of no reason to anticipate that this will occur), the proxies may be voted for such substitute nominees as the Board of Directors may designate.

The Board of Directors unanimously recommends that you vote FOR the election of each of Mr. Kalustian, Ms. Rapuano, Mr. Walsh, Mr. Valencia, Mr. Byrne, Ms. Merchant, Mr. Kamin and Ms. Dulsky as directors of the Company. Holders of proxies solicited by this Proxy Statement will vote the proxies received by them as directed on the Proxy or, if no direction is made, for each of the above-named nominees. The election of directors requires a plurality of the votes cast by the holders of the Company's Common Stock present and voting at the Annual Meeting.

IF PROPOSAL 1 IS NOT APPROVED, TO ELECT TWO (2) CLASS I DIRECTORS

(Proposal 3 of the Proxy Card)

General

Jeffrey D. Thomas resigned as a Director and Chief Executive Officer of the Company effective as of February 25, 2013, resulting in a vacancy in the number of Class I Directors. By resolution of the Board of Directors, pursuant to the Company's Bylaws, the number of authorized directors of the Company has been reduced from nine to eight effective April 11, 2013. The Company has a classified Board of Directors, which is divided into three classes, consisting of two Class I Directors, three Class II Directors and three Class III Directors. At each annual meeting of stockholders, directors are elected for a term of three years to succeed those directors whose terms expire on that annual meeting date. Currently, the term of the three Class II Directors, James M. Kalustian, Lisa O'Dell Rapuano, and Timothy M. Walsh, is scheduled to expire at the Annual Meeting to be held in 2015, the term of the two Class I Directors, Thomas J. Rusin and Ricardo Lopez Valencia, is scheduled to expire at this year's Annual Meeting, and the term of the three Class III Directors, Daniel G. Byrne, Peter H. Kamin, and Nilofer Merchant, is scheduled to expire at the Annual Meeting to be held in 2014.

If our stockholders do not approve Proposal 1 at the 2013 Annual Meeting, our stockholders will be asked to consider two nominees for election to the Board of Directors as Class I Directors to serve for a three year term until the 2016 Annual Meeting of Stockholders and until their respective successors have been duly elected and qualified or until their earlier death, resignation or removal. If our stockholders approve Proposal 1, this Proposal 3 will not be submitted to a vote of our stockholders at the 2013 Annual Meeting, and instead Proposal 2 (Election of Eight Directors) will be submitted in its place.

Nominees

In the event Proposal 1 is not approved by stockholders, the Board of Directors has nominated each of Ricardo Lopez Valencia and Debra Dulsky for election as a Class I Director, to hold office until the annual meeting of stockholders to be held in 2016 and until their respective successors are duly elected and qualified or until their earlier death, resignation or removal. Information regarding the director nominees is set forth below under the heading "Information Regarding Directors and Director Nominees."

Thomas J. Rusin is not standing for re-election to the Board of Directors. Mr. Valencia is currently a director. Ms. Dulsky was recommended to the Board of Directors by the Nominating Committee for election to the Board of Directors.

The enclosed Proxy will be voted in favor of Mr. Valencia and Ms. Dulsky unless other instructions are given. Directors are elected by a plurality and the nominees who receive the most votes will be elected. If any nominee declines to serve or becomes unavailable for any reason before the election (although management knows of no reason to anticipate that this will occur), the proxies may be voted for such substitute nominees as the Board of Directors may designate.

The Board of Directors unanimously recommends that you vote FOR the election of each of Mr. Valencia and Ms. Dulsky as directors of the Company. Holders of proxies solicited by this Proxy Statement will vote the proxies received by them as directed on the Proxy or, if no direction is made, for each of the above-named nominees. The election of directors requires a plurality of the votes cast by the holders of the Company's Common Stock present and voting at the Annual Meeting.

Information Regarding Directors and Director Nominees

The table below sets forth for the current Class I, Class II, and Class III Directors and all new director nominees, certain information with respect to age and background.

NAME	POSITION WITH COMPANY	AGE	DIRECTOR SINCE
Class I Directors, whose term is scheduled to expire at the Annual Meeting to be held in 2013 (other than Debra Dulsky, who is a director nominee):			
Ricardo Lopez Valencia(2)(3)	Director	47	2007
Debra Dulsky	Director Nominee	43	N/A
Class III Directors, whose term is scheduled to expire at the Annual Meeting to be held in 2014:			
Daniel G. Byrne(1)	Director	59	2005
Nilofer Merchant(1)	Director	45	2011
Peter H. Kamin(1)	Director	51	2012
Class II Directors, whose term is scheduled to expire at the Annual Meeting to be held in 2015:			
James M. Kalustian(2)(3)	Director	52	2006
Lisa O'Dell Rapuano(2)(3)	Director	47	2012
Timothy M. Walsh(1)	Director	50	2012

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Nominating Committee

Business Experience

Class I Directors and Nominee

Ricardo Lopez Valencia has served as director of the Company since May of 2007. In July 2007, Mr. Valencia started, and currently serves as principal at, ZAMAS Holdings, LLC, a privately owned company that includes a consulting business and a business incubator for entrepreneurial ventures and early stage companies. From 2001 to July 2007, Mr. Valencia was a senior executive for ING. He served as the vice president of Hispanic markets for ING Group. In 2003, he became senior vice president. He had strategic, fiscal and operational responsibility for the development of wealth accumulations strategies focused on diversity markets with specific focus in the African American, Asian American, Hispanic, women, LGBT and capabilities market segments. Since returning to Arizona in 2007, Mr. Valencia was appointed by Arizona Governor Jan Brewer as Corporate Chair of the 2010 Border Governors Conference and to serve a term on the Arizona Mexico Commission to chair the strategic development committee. In 2008, Mr. Valencia was also appointed by Governor Janet Napolitano to serve on the Arizona State Charter School Board. Mr. Valencia also serves on the board of West Ed, a national nonprofit education research, development, and service agency. He serves on the board of the Children's Action Alliance, an Arizona based advocacy movement. Mr. Valencia has served on the boards of the National PTA, International Association of Marketing Students (DECA), the White House Millennium Youth Initiative and the U.S. Department of Education's Partnership for Family Involvement. Additionally he has served on the boards of the National 4-H, the National Future Farmers of America Foundation and the New York Hispanic Ballet. Prior to his role with ING, Mr. Valencia served as the Director of Education for USA Today, where he helped make K-12 outreach a major initiative for the nation's newspaper. He previously served as the executive director of the National Future Farmers of America Alumni Association. In 1983, he became the first Hispanic president of Arizona's Future Farmers of America. He also served as the Director of Professional Development for Career and Technical Education for the State of Arizona. Mr. Valencia currently advises and provides corporate oversight to Evans Newton. Evans Newton develops and implements propriety media and professional services helping K-12 school and district leaders with school transformation – achieving improvements in teacher and student performance. Mr. Valencia graduated from California Polytechnic State University in 1990 with a BS in agriculture business and attended Harvard's executive leadership program in 2005. Mr. Valencia was selected to serve as a member of our Board of Directors because of his attributes, skills and qualifications he has developed through 7 years as senior executive with a national investment and financial management company and 20 years as a senior executive with profit and loss responsibilities in a number of high profile corporations and organizations. This experience allows him to provide unique customer, sales and marketing, and community perspective to the Company. In addition, Mr. Valencia's senior executive experience provides leadership and business operations expertise to the Company. Mr. Valencia serves on a number of company boards and government agencies focused on education, agriculture, arts, and non-profit initiatives, which complement the Company's products and services. His strong and firsthand knowledge of the student education market is a valuable asset to the Company. Furthermore, his active involvement in community and civic affairs represent an ethical character that we seek in our leaders and Company culture.

Debra Dulsky (director nominee) is the chief commercial officer and board member of HomeServe USA, a subsidiary of HomeServe, PLC, a London Stock Exchange listed company providing home emergency and repair services. From 2010 to 2011, Ms. Dulsky served as the chief executive officer, marketing solutions division, for Williams Lea Group, Ltd., a global business process outsourcing company focused on marketing supply chain solutions servicing the retail, consumer package goods, media, publishing and financial services industries. From 2008 to 2010, Ms. Dulsky served as senior vice president, business development and client solutions, for Affinion Group, a privately held global engagement, loyalty, and marketing services company, that provides products and services to increase customer engagement, customer relationships, focused marketing solutions, subscription-based lifestyle services, personal protection, insurance and other product solutions to enhance customer loyalty and corporate revenue. For 6 years prior to that, Ms. Dulsky served in various capacities at Affinion Group, including group vice president, business development and strategic marketing, from 2007-2008, and vice president, business development and strategic marketing, from 2005 to 2006. From 1998 to 2002, Ms. Dulsky served as chief operating officer and partner for Total Fulfillment Services, LLC and Four Seasons Software, LLC, companies that provide customer service and fulfillment services in the areas of order management, promotion, CRM, and warehouse management. Ms. Dulsky serves on the board of directors of HomeServe USA and served on the board of directors of Total Fulfillment Services, LLC and Four Seasons Software, LLC, from 1998 to 2012. Ms. Dulsky graduated from Dartmouth College in 1991 with a BA in sociology. With over 20 years of business experience and a history of creating, growing and improving profitability and performance for global organizations, we believe Ms. Dulsky will be able to provide the Company with valuable strategic marketing, client management, customer engagement and relationships, sales and financial related insights to the Company's products and services.

Class III Directors

Daniel G. Byrne has served as a director of the Company since May 2005. Mr. Byrne is currently an independent consultant in the financial services sector. Between February 2011 and April 2012, Mr. Byrne served as executive vice president of Corporate Development and between June 1983 and January 2011 served as executive vice president of finance, chief financial officer and assistant secretary of Sterling Financial Corporation, a bank holding company. Before joining Sterling, Mr. Byrne was employed by the accounting firm of Coopers & Lybrand in Spokane, Washington. He is a past lieutenant governor of Kiwanis International. Mr. Byrne is a past member of the Board of Trustees, the Executive Committee and the Finance Committee for Gonzaga Preparatory School. He is also president of the Board of Directors of Frontier Behavioral Health. He serves as a member of the American Institute of Certified Public Accountants and the Washington Society of Certified Public Accountants and is a past member of the Financial Manager's Society and the American Community Bankers Association and its Accounting Committee. Mr. Byrne is a certified public accountant and graduated from Gonzaga University in 1977 with a bachelor's degree in Accounting. Mr. Byrne was selected to serve as a member of our Board of Directors because of his vast experience in the banking industry, his professional background and experience in business administration, accounting, operational management, and risk management. This experience lends much support to his leadership and oversight of the products and services offered by the Company. In addition, Mr. Byrne's guidance and expertise on accounting, financial and investment matters qualifies him well to perform the audit committee's oversight role and provides valuable insight to the Company's various business functions.

Nilofer Merchant has served as a director of the Company since August 2011. Since December 2010, Ms. Merchant has been a business innovator, author, keynote speaker, and university lecturer, focusing on a wide range of business leadership events, technology expos, women's conferences and universities including TED2013, AjaxWorld, TEDIndia, Web 2.0, Cisco Partner Velocity, National HR conferences, and Stanford University. From June 1999 through December 2010, Ms. Merchant served as the founder and chief executive officer of Rubicon Consulting, Inc., a management consulting company advising companies on strategic business modeling used for increasing growth, expanding into new markets, analyzing competitor markets, and optimizing revenue for companies ranging from start-ups to multi-billion dollar global enterprises. Ms. Merchant graduated from University of San Francisco in 1993 with a bachelor's of science degree in applied economics and from Santa Clara University in 2000 with a master's degree in business administration. Ms. Merchant has extensive fiduciary and governance experience and currently serves on the board of directors of the Leavey School of Business at Santa Clara University. Ms. Merchant previously served on the board of directors for the California Community College Board of Trustees, Northwest YMCA, ModeWalk, and Buyosphere. Ms. Merchant was selected to serve as a member of our Board of Directors because she has substantial experience in the social arena, building social business models, developing and expanding new markets, including specific focus in the educational realm, and establishing a culture of innovation and strategic redesign. Her demonstrated record of innovation, achievement and leadership in the areas of marketing, social media, strategic development, and culture will augment the Board of Directors with unique perspectives regarding operations and vision for the Company. Through her 20 years of experience as an industry leader in culture, innovation and strategy, she is able to provide the Board of Directors with unique evaluation and insight into a number of important areas as we develop our digital strategies, including platforms for global innovation regarding the Company's products and services, social media, brand marketing, and international distribution. In addition, Ms. Merchant's knowledge of and experience in financial matters while driving operational performance qualifies her well to perform the audit committee's oversight role and provides valuable insight to the Company's various business functions.

Peter H. Kamin has served as a director of the Company since June 2012. Mr. Kamin is the founder and Managing Partner of 3K Limited Partnership, a private investment partnership which was organized to invest the capital of a family trust. For the previous 11 years, Mr. Kamin was a co-founding Partner of ValueAct Capital. ValueAct Capital seeks to invest in companies they believe to be fundamentally undervalued and then works with management and the company's board to implement strategies that generate superior returns on invested capital. Prior to founding ValueAct Capital in 2000, Mr. Kamin founded and managed Peak Investment L.P. Peak Investment LP was a limited partnership, organized to make investments in a select number of domestic public and private companies. Mr. Kamin serves as a director at Tile Shop Holdings, Inc., Rand Worldwide, Inc., Rockford Corporation (Chairman of the Board of Directors), Sunrise Telecom, Inc., MAM Software Group, Inc. and Abatix Corporation. Mr. Kamin has previously served as a director of numerous publicly and privately held companies. Mr. Kamin graduated from Tufts University in 1984 with a BA in economics and from Harvard Business School in 1989 with a master's degree in business administration. Mr. Kamin's experience as a director of public and private boards, in addition to his long success as an investor and business analyst, enables Mr. Kamin to provide the Company with valuable financial, strategic and governance related insights.

Class II Directors

James M. Kalustian has served as chairman of the Board of Directors of the Company since June 2012, and as a director since May 2006. Mr. Kalustian also served as a director of Connance, Inc. from June 2007 to February 2009. Mr.

Kalustian currently serves as chief operating officer of RxAnte, Inc., a provider of science-based information technology solutions for improving quality and lowering the cost of healthcare. From 2009 to June of 2012, he was the co-founder and senior vice president of HRInet, Inc., a healthcare technology and services company, where he managed network development, sales and marketing, and technology systems. Mr. Kalustian served as the vice president and general manager of Emerging Industries Business Unit of Fair Isaac Corporation ("Fair Isaac") from April 2007 to January 2009. From November 2004 to February 2007, Mr. Kalustian served as vice president of the Pharmaceutical and Healthcare Business Unit of Fair Isaac. He also has managed Fair Isaac's business strategy consulting practice. From May 1999 to October 2004, Mr. Kalustian led the healthcare practice, account management discipline, and served as chief operating officer and a member of the board of directors of Braun Consulting, Inc., a professional services firm delivering customer-focused business solutions to Fortune 1000 and middle market companies and offers business intelligence and CRM/ECRM technologies. Mr. Kalustian graduated from Harvard University in 1982 with a BA in history and from Kellogg School of Management at Northwestern University in 1989 with a master's degree in business administration. Mr. Kalustian was selected to serve as a member of our Board of Directors because of his leadership experience and accomplishments as a senior executive, and his extensive business experience spanning 20 plus years in the healthcare, pharmaceutical, retail and consumer products industries. This experience makes him exceptionally qualified in overseeing the Company's business functions, objectives and short and long-term business strategies. In addition, Mr. Kalustian's business expertise, his board service, and leadership in several industry-leading companies provide meaningful perspectives to the products and services offered by the Company.

Timothy M. Walsh has served as a director of the Company since February 2012. Mr. Walsh was appointed the chief investment officer for the State of New Jersey pension fund in August 2010, where he serves as the chief fiduciary for the approximately $70 billion New Jersey pension fund as well as approximately $15 billion in money market funds, deferred compensation plans and college savings plans. Prior to joining the State of New Jersey, he was the chief investment officer managing the $8 billion Indiana State Teachers' Retirement Fund. Before joining the Indiana State Teachers' Retirement Fund, he was head of investor relations for a global macro hedge fund, VARA Capital Management, and a vice president and senior trader in fixed income securities and foreign currencies for several large money center banks in Chicago, Illinois. Mr. Walsh founded an investment advisory firm, Walsh Financial Services that provided wealth management services for individuals, private trusts and corporate clients. Mr. Wash has been a board member of various privately held companies and a trustee of the Indiana State Teachers' Retirement Fund as well as a Commissioner of the Indiana Gaming Commission. Mr. Walsh graduated from Merrimack College in North Andover, Massachusetts in 1984 with a Bachelor of Science degree in business management and from the Kellogg School of Management at Northwestern University in 1989 with a master's degree in business administration. With over 25 years of experience in the investment industry, Mr. Walsh has a deep and diverse background in the capital markets and portfolio management area. Mr. Walsh was selected to serve as a member of our Board of Directors because of his vast experience in the investment management industry, and his professional background and experience in business administration, finance, and operational management. This experience further supports his leadership and oversight roles for the products and services offered by the Company. In addition, Mr. Walsh's guidance and expertise on financial and investment matters qualifies him well to perform the audit committee's oversight role and provides valuable insight to the Company's various investment holdings and business functions.

Lisa O'Dell Rapuano has served as a director of the Company since June 2012. Ms. Rapuano is the founder and chief executive officer of Lane Five Capital Management LP ("Lane Five Capital"), the investment manager of Lane Five, a long-biased, concentrated valuation-driven investment partnership. Lane Five Capital's strategy is to buy significantly undervalued securities of businesses it believes can create long-term value for stockholders and to hold them for many years. Prior to founding Lane Five in 2006, she was the Co-Chief Investment Officer of Matador Capital Management, which ran a long/short U.S. hedge fund employing a valuation driven, bottom up approach. For ten years prior to that, Ms. Rapuano served in various capacities at Legg Mason Capital Management, including as a manager of the Legg Mason Special Investment Trust and as the Director of Research at Legg Mason Capital Management. Ms. Rapuano graduated from Yale University in 1988 with a degree in American studies and received her Chartered Financial Analyst professional designation in 1994. Ms. Rapuano's depth of experience in evaluating companies from a financial, operational, capital allocation and strategic perspective enables her to provide effective oversight of the Company. Additionally, her status as manager of one of the Company's largest stockholders gives her particular insight as a representative of the stockholders.

Arrangements and Understandings

Ms. Rapuano and Mr. Kamin were selected as directors pursuant to the terms of that certain Cooperation Agreement, dated as of May 7, 2012 (the "Cooperation Agreement"), by and among the Company on one hand, and Lane Five Partners LP, Lane Five Capital Management LP, Lane Five Capital Management, LLC, Lane Five Partners GP LLC, Lisa O'Dell Rapuano, Peter H. Kamin (the "Lane Five Parties") and certain other parties, on the other hand. As previously disclosed, the Cooperation Agreement provided for a settlement of the proxy contest initiated by the Lane Five Parties.

Relationships Among Directors or Executive Officers

There are no family relationships among the current directors or executive officers of the Company.

Meetings of the Board of Directors and Committees of the Board of Directors

During 2012, the Board of Directors met nine times and acted by written consent five times. The Board of Directors has the following standing committees: an Audit Committee, a Compensation Committee and a Nominating Committee. The members of each committee are selected by the majority vote of the Board of Directors. No director attended fewer than 75% of the aggregate number of meetings held by the Board of Directors and all committees on which such director served.

The Board of Directors has determined that each of the directors, except former director Jeffrey D. Thomas, is independent within the meaning of the rules and regulations of the Securities and Exchange Commission and the NASDAQ director independence standards ("NASDAQ Listing Standards"), as currently in effect. Furthermore, the Board of Directors has determined that each of the members of each of the committees of the Board of Directors is "independent" within the meaning of the rules and regulations of the Securities and Exchange Commission and the NASDAQ Listing Standards, as currently in effect. The Board of Directors believes, in addition, that Debra Dulsky, if appointed to the Board of Directors, would also be "independent" within the meaning of the rules and regulations of the Securities and Exchange Commission and the NASDAQ Listing Standards, as currently in effect.

Audit Committee

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act". The Audit Committee makes recommendations for selection of the Company's independent registered public accounting firm, reviews with the independent registered public accounting firm the plans and results of the audit engagement, approves professional services provided by the independent registered public accounting firm, reviews the independence of the independent registered public accounting firm, considers the range of audit and any non-audit fees, and reviews the financial statements of the Company and the adequacy of the Company's internal accounting controls and financial management practices.

The Audit Committee currently consists of Daniel G. Byrne, chairman, Nilofer Merchant, Timothy M. Walsh, and Peter H. Kamin. The Board of Directors has determined that, based upon their prior work experience and Mr. Byrne's tenure and experience on the Company's Audit Committee, both Mr. Byrne and Mr. Walsh qualify as "Audit Committee Financial Experts" as this term has been defined under the rules and regulations of the Securities and Exchange Commission. The Board of Directors has determined that each of Mr. Byrne and Mr. Walsh are independent within the meaning of the rules and regulations of the Securities and Exchange Commission and the "NASDAQ Listing Standards".

There were eleven meetings of the Audit Committee during the fiscal year ended December 31, 2012. See *Report of Audit Committee.* The charter of the Audit Committee is available on the Company's website at www.ambassadorsgroup.com/EPAX.

Compensation Committee

The Compensation Committee is responsible for determining compensation for the Company's executive officers, reviewing and approving executive compensation policies and practices, and providing advice and input to the Board of Directors in the administration of the Company's 2009 Equity Participation Plan (the "2009 Plan"). The Compensation Committee from time to time engages and consults with independent compensation consultants in the performance of its duties. In November 2011, the Compensation Committee entered into a consulting arrangement with Towers Watson, who provides market data, compensation information, and advice regarding best practices in the areas of compensation program design, executive compensation and compensation trends for executive officers and directors. Towers Watson reports directly to the Compensation Committee and does not perform any other services for the Company. None of the work of the compensation consultant has raised any conflicts of interest.

The Compensation Committee consists of Ricardo Lopez Valencia, chairman, James M. Kalustian, Thomas J. Rusin, and Lisa O'Dell Rapuano. Thomas J. Rusin is not standing for re-election to the Board of Directors and it is anticipated that Debra Dulsky will be appointed to the Compensation Committee following the 2013 Annual Meeting.

In 2012, the Compensation Committee met seven times and acted by written consent six times. See *Compensation Committee Report.* The charter of the Compensation Committee is available on the Company's website at www.ambassadorsgroup.com/EPAX.

Nominating Committee

The Nominating Committee evaluates nominations for new members of the Board of Directors. The Nominating Committee considers candidates based upon their business and financial experience, personal characteristics, expertise that is complementary to the background and experience of other Board of Directors members, willingness to devote the required amount of time to carrying out the duties and responsibilities of membership on the Board of Directors, willingness to objectively appraise management performance, and any such other qualifications the Nominating Committee deems necessary to ascertain the candidates' ability to serve on the Board of Directors. Although diversity may be a consideration in the nomination process, the Nominating Committee does not have a formal policy with regard to the consideration of diversity in identifying director nominees.

The Nominating Committee consists of James M. Kalustian, chairman, Thomas J. Rusin, Ricardo Lopez Valencia and Lisa O'Dell Rapuano. Thomas J. Rusin is not standing for re-election to the Board of Directors and it is anticipated that Debra Dulsky will be appointed to the Nominating Committee at the 2013 Annual Meeting.

During the fiscal year ended December 31, 2012, the Nominating Committee met 1 time and acted by written consent 1 time. The charter of the Nominating Committee is available on the Company's website at www.ambassadorsgroup.com/EPAX.

Director Nomination Process

The Nominating Committee will consider director candidates recommended by stockholders. Stockholders who wish to submit names of candidates for election to the Board of Directors must do so in writing. The recommendation should be sent to the following address: c/o Secretary, Ambassadors Group, Inc., Dwight D. Eisenhower Building, 2001 South Flint Road, Spokane, Washington 99224. The Company's secretary in turn, will forward the recommendation to the Nominating Committee. The recommendation should include the following information:

- A statement that the writer is a stockholder and is proposing a candidate for consideration by the Nominating Committee;

- The name and contact information for the candidate;

- A statement of the candidate's occupation and background, including education and business experience;

- Information regarding each of the factors considered by the Nominating Committee, as listed above, sufficient to enable the committee to evaluate the candidate;

- A statement detailing (i) any relationship or understanding between the candidate and the Company, or any customer, supplier, competitor, or affiliate of the Company, and (ii) any relationship or understanding between the candidate and the stockholder proposing the candidate for consideration, or any affiliate of such stockholder; and

- A statement that the candidate is willing to be considered for nomination by the committee and willing to serve as a director if nominated and elected.

Stockholders must also comply with all requirements of the Company's bylaws, a copy of which is available from the Company's secretary upon written request, with respect to nomination of persons for election to the Board of Directors. The Company may also require any proposed nominee to furnish such other information as the Company or the committee may reasonably require to determine the eligibility of the nominee to serve as a director. In performing its evaluation and review, the committee generally does not differentiate between candidates proposed by stockholders and other proposed nominees, except that the committee may consider, as one of the factors in its evaluation of stockholder recommended candidates, the size and duration of the interest of the recommending stockholder or stockholder group in the equity of the Company.

The nominees for election at the Annual Meeting as Class I Directors are Ricardo Lopez Valencia and Debra Dulsky. Stockholders wishing to submit nominations for next year's annual meeting of stockholders must notify the Company of their intent to do so on or before the date specified under "Stockholder Proposals—Other Stockholder Proposals and Director Nominations."

Board Leadership Structure and Role in Risk Oversight

The Board of Directors is responsible for risk oversight of the Company. Risks facing the Company include competitive, economic, operational, financial, accounting, liquidity, tax, regulatory, foreign dependencies, safety, work force, environmental, political and other risks. Risks are reported to the Board of Directors through the Company's executive officers, who are responsible for the identification, assessment and management of the Company's risks. The Board of Directors regularly discusses the risks reported by the Company's executive officers and reviews with management strategies and actions to mitigate the risks and the status and effectiveness of such strategies and actions.

The Board of Directors is structured, in part, to optimize its risk oversight capabilities, which is achieved primarily by separating the positions of principal executive officer and chairman of the board and delegating certain risk oversight functions to its committees. Although the Board of Directors does not have a formal policy with respect to its leadership structure, the Company believes that currently having a separate principal executive officer and chairman of the board achieves an appropriate balance with regard to Company performance and risk management. As a non-employee of the Company, the chairman of the board provides the Board of Directors with outside expertise and insight, which the Company views as important in overseeing the management of the Company's risks by its executive officers, including its principal executive officer.

Additionally, the committees of the Board of Directors are delegated with oversight responsibility for particular areas of risk. Specifically, the Audit Committee oversees management of risks related to accounting, auditing and financial reporting, and maintaining effective internal controls for financial reporting. The Nominating Committee oversees risks related to the effectiveness of the Board of Directors. The Compensation Committee oversees risks related to the Company's comprehensive compensation policies and practices.

Compensation Committee Interlocks, Insider Participation in Compensation Decisions and Certain Transactions

The Compensation Committee is composed of four non-employee directors, Ricardo Lopez Valencia, chairman, James M. Kalustian, Thomas J. Rusin and Lisa O'Dell Rapuano. Thomas J. Rusin is not standing for re-election to the Board of Directors at the 2013 Annual Meeting of Stockholders. No executive officer of the Company has served during 2012 or subsequently as a member of the board of directors or compensation committee of any entity, which has one or more executive officers who serve on the Company's Board of Directors, or the Compensation Committee. During fiscal 2012, no member of the Company's Compensation Committee had any relationship or transaction with the Company required to be disclosed pursuant to Item 404 of Regulation S-K under the Exchange Act.

ADVISORY VOTE ON EXECUTIVE COMPENSATION
(Proposal 4 of the Proxy Card)

In accordance with the requirements of Section 14A of the Exchange Act, we are providing the Company's stockholders the opportunity to vote on a non-binding, advisory resolution to approve the compensation of our Named Executive Officers, as disclosed in the section entitled "Compensation Discussion and Analysis," the accompanying compensation tables and the related narrative disclosures in this Proxy Statement. At our 2011 Annual Meeting of Stockholders, our stockholders approved a one year frequency for the advisory vote to approve the compensation of our Named Executive Officers. The next stockholder advisory vote to approve the compensation of our Named Executive Officers is expected to occur at the 2014 Annual Meeting. The following resolution will be submitted for a stockholder vote at the 2013 Annual Meeting:

> "RESOLVED, that the stockholders of the Company approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, in the section entitled "Compensation Discussion and Analysis," the accompanying compensation tables and the related narrative disclosure in the Proxy Statement for this Annual Meeting."

As described in the section entitled "Compensation Discussion and Analysis," our executive compensation philosophy is intended to ensure that executive compensation is aligned with the Company's business strategy, objectives and stockholder interests, and is designed to attract, motivate and retain highly qualified key executives and employees. The Company's executive compensation philosophy is designed to pay competitive total compensation based on continuous improvements in corporate performance, and individual and team contributions that are aligned with stated business strategies and objectives. To implement its philosophy, the Company sets base compensation at competitive levels relative to executives holding positions with similar responsibilities at comparable companies and focuses heavily on performance-based incentives to motivate and encourage employees to achieve superior results for the Company and its stockholders.

In implementing the Company's compensation program, we seek to achieve a balance between compensation and the Company's annual and long-term budgets and business objectives, encourage executive performance in furtherance of stated Company goals, provide variable compensation based on the performance of the Company, create a stake in the executive officers' efforts by encouraging stock ownership in the Company, and align executive remuneration with the long-term interests of the Company's stockholders.

We believe that the elements of our executive compensation program provide a well-proportioned mix of security-oriented compensation, at-risk or performance-based compensation, and retention-based compensation that produces short-term and long-term incentives and rewards. The Company believes this compensation mix provides the Named Executive Officers a measure of security as to the minimum levels of compensation they are eligible to receive, while motivating the Named Executive Officers to focus on the business measures that will produce a high level of performance for the Company, as well as reducing the risk of recruitment of highly qualified executive talent by our competitors. The mix of annual incentives and equity-based awards likewise provides an appropriate balance between short-term financial performance and long-term financial and stock performance. The Company believes that its compensation mix results in a pay-for-performance orientation that is aligned with its compensation philosophy to pay median pay for median performance and above-market pay for superior performance.

Stockholders are urged to read the Compensation Discussion and Analysis section of this Proxy Statement, which more thoroughly discusses how our compensation policies and procedures implement our compensation philosophy.

This vote is merely advisory and will not be binding upon the Company or the Board of Directors. However, the Board of Directors values constructive dialogue on executive compensation and other important governance topics with the Company's stockholders and encourage all stockholders to vote on this matter.

The Board of Directors unanimously recommends that you vote FOR this proposal. Holders of proxies solicited by this Proxy Statement will vote the proxies received by them as directed on the Proxy or, if no direction is made, in favor of this proposal. In order to be adopted, this proposal must be approved by the affirmative vote of the majority of votes cast by the shares of Common Stock present at the Annual Meeting.

APPROVAL OF THE COMPANY'S 2013 STOCK INCENTIVE PLAN
(*Proposal 5 of the Proxy Card*)

The Board of Directors believes that the availability of shares of the Company's Common Stock for stock-based incentives is important to the Company's ability to attract and retain experienced employees and to provide an incentive for them to exert their best efforts on behalf of the Company. In 2009, the Board of Directors adopted and the stockholders approved the 2009 Plan. As of April 11, 2013, only 471,549 shares remained available for grant under the 2009 Plan. The Company anticipates that additional shares will become available for re-grant under the 2009 Plan upon cancellation of underwater options in connection with recent resignations of Mr. and Mrs. Thomas. The Board of Directors believes additional shares will be needed to provide appropriate incentives for employees. Accordingly, on April 11, 2013 the Board of Directors, on the recommendation of the Compensation Committee, adopted the 2013 Stock Incentive Plan (the "2013 Plan"), subject to stockholder approval, and reserved 640,000 shares of Common Stock for the 2013 Plan, plus shares that are or become available for grant under the 2009 Plan. The Company expects that following stockholder approval of the 2013 Plan and the anticipated option cancellations, approximately 2,000,000 to 2,300,000 shares will be available for grant under the 2013 Plan (including shares currently available for grant under the 2009 Plan).

The approximately 2,000,000 to 2,300,000 shares expected to be available for issuance under the 2013 Plan represent approximately 11.8% to 13.6% of the total outstanding Common Stock as of April 11, 2013. The Compensation Committee may use the 2013 Plan to grant performance-based awards in addition to or as an alternative to issuing options and restricted stock with time-based vesting. Among the features under consideration by the Compensation Committee are the following:

- Multi-year performance periods, such as a three-year performance period with specific performance goals.
- Replacement of the current annual executive grant system with performance-based grants for all executives including Named Executive Officers and their direct reports. Long-term incentives could be in lieu of any further stock-based annual awards during stated performance periods.
- More direct alignment of grant levels provided to executive and Company performance.
- Continued ad hoc grants for non-executive employees for new hires, retention purposes and for recognition of outstanding performance.

Grants of stock options and restricted stock under the 2009 Plan, net of option and restricted stock cancellations (not including the anticipated cancellation of underwater options held by Mr. and Mrs. Thomas and forfeitures of restricted stock), totaled 43,134 shares in fiscal 2012, 237,571 shares in fiscal 2011 and 326,206 shares in fiscal 2010, or an average of 1.1% of the outstanding Common Stock per year.

The complete text of the 2013 Plan is attached to this proxy statement as *Appendix B*. The following description of the 2013 Plan is a summary of certain provisions of the 2013 Plan and is qualified in its entirety by reference to *Appendix B*.

Description of the 2013 Plan

Eligibility. All employees, officers and directors of the Company and its subsidiaries are eligible for selection by the Compensation Committee for participation in the 2013 Plan. As of April 11, 2013, the approximate number of employees, officers and directors eligible for selection to participate in the 2013 Plan was 221, 1 and 8, respectively. The number of persons who currently hold options or restricted stock granted under the 2009 Plan is 94.

Administration. The 2013 Plan will be administered by the Compensation Committee of the Board of Directors pursuant to a delegation of authority from the Board of Directors. The Compensation Committee may promulgate rules and regulations for the operation of the 2013 Plan and related agreements and generally will supervise the administration of the 2013 Plan. The Compensation Committee will determine the individuals to whom awards are made under the 2013 Plan, the type of awards, the amount of the awards and the other terms and conditions of the awards. The Compensation Committee may also accelerate any exercise date or waive or modify any restriction with respect to an award.

Duration of 2013 Plan; Amendments. The 2013 Plan will continue until all shares available for issuance under the 2013 Plan have been issued and all restrictions on such shares have lapsed. The Board of Directors has the power to suspend, terminate, modify or amend the 2013 Plan at any time, except that stockholder approval is required to add additional shares to the 2013 Plan or amend the provision limiting option repricing.

Types of Awards: The 2013 Plan permits the Compensation Committee to grant a variety of awards, including stock options, stock appreciation rights, restricted stock, restricted stock units and performance-based awards. The only types of awards granted as of the date of this proxy statement under the 2009 Plan were stock options and restricted stock.

Shares Reserved for the 2013 Plan. A total of 640,000 shares of Common Stock, plus any shares available for grant under the 2009 Plan and any additional shares that become available for re-grant under the 2009 Plan due to the cancelation or expiration of stock options or forfeiture of restricted stock, are reserved for issuance under the 2013 Plan. Except in connection with a change in capital structure or certain transactions, however, no change in an award already granted shall be made without the written consent of the award holder if the change would adversely affect the holder.

Stock Options. The Compensation Committee may grant stock options to eligible individuals under the 2013 Plan. No employee may be granted options or stock appreciation rights for more than an aggregate of 150,000 shares of Common Stock in any fiscal year. The Compensation Committee will determine the individuals to whom options will be granted, the exercise price of each option, the number of shares to be covered by each option, the period of each option, the times at which each option may be exercised, and whether each option is an Incentive Stock Option (intended to meet all of the requirements of an Incentive Stock Option as defined in Section 422 of the Code) or a non-statutory stock option. The exercise price of each option may not be less than 100% of the fair market value of the underlying shares on the date of grant, except that if a grantee of an Incentive Stock Option at the time of grant owns stock possessing more than 10% of the combined voting power of all classes of stock of the Company, the exercise price may not be less than 110% of the fair market value of the underlying shares on the date of grant. For purposes of determining the exercise price of options granted under the 2013 Plan, the fair market value of the Common Stock will be deemed to be the closing price of the Common Stock as reported on the NASDAQ Stock Market, or such other reported value of the Common Stock as shall be specified by the Compensation Committee, on the date of grant. No monetary consideration will be paid to the Company upon the granting of options.

Options may be granted for varying periods established at the time of grant, not to exceed 10 years from the date of grant. Incentive Stock Options are nontransferable except in the event of the death of the holder. The Compensation Committee has discretion to allow non-statutory stock options to be transferred to immediate family members of the optionee, subject to certain limitations. Options will be exercisable in accordance with the terms of an option agreement entered into at the time of the grant. In the event of the death or other termination of an optionee's employment with the Company, the 2013 Plan provides that, unless otherwise determined by the Compensation Committee, the optionee's options may be exercised for specified periods thereafter (12 months in the case of termination by reason of death or disability and 30 days in the case of termination for any other reason). The 2013 Plan also provides that upon any termination of employment, the Compensation Committee may extend the exercise period for any period up to the expiration date of the option and may increase the portion of the option that is exercisable.

The purchase price for shares purchased pursuant to the exercise of options must be paid in cash or, with the consent of the Compensation Committee, in whole or in part in shares of Common Stock. With the consent of the Compensation Committee, an optionee may request the Company to withhold shares from the exercise to cover required tax withholding or to satisfy the exercise price. Upon the exercise of an option, the number of shares subject to the option and the number of shares available for issuance under the 2013 Plan will be reduced by the number of shares issued upon exercise of the option plus the number of shares, if any, withheld upon exercise to satisfy the exercise price or required tax withholding. Option shares that are not purchased prior to the expiration, termination or cancellation of the related option will become available for future awards under the 2013 Plan.

Repricing Prohibition. The 2013 Plan provides that, unless stockholder approval is obtained, no stock option may be (1) amended to reduce the exercise price, or (2) canceled in exchange for cash, another award or any other consideration at a time when the exercise price of the option exceeds the fair market value of the Common Stock.

Stock Appreciation Rights. The Compensation Committee may grant stock appreciation rights ("SARs") to eligible individuals under the 2013 Plan. SARs may, but need not, be granted in connection with an option. An SAR gives the holder the right to payment from the Company of an amount equal in value to the excess of the fair market value on the date of exercise of one share of Common Stock over its fair market value on the date of grant (or, if granted in connection with an option, the exercise price per share under the option to which the SAR relates), multiplied by the number of shares covered by the portion of the SAR or option that is surrendered. The fair market value of the Common Stock on the date of exercise will be deemed to be the closing price of the Common Stock as reported on the NASDAQ Stock Market, or such other reported value of the Common Stock as shall be specified by the Compensation Committee, on the date of exercise, or if such date is not a trading day, then on the immediately preceding trading day. A SAR holder will not pay the Company any cash consideration upon either the grant or exercise of a SAR, except for tax withholding amounts upon exercise.

A SAR is exercisable only at the time or times established by the Compensation Committee, but not after 10 years from the date of grant. If a SAR is granted in connection with an option, it is exercisable only to the extent and on the same conditions that the related option is exercisable. Payment by the Company upon exercise of a SAR may be made in shares of Common Stock valued at fair market value, or in cash, or partly in stock and partly in cash, as determined by the Compensation Committee. If a SAR is not exercised prior to the expiration, termination or cancellation of the SAR, the unissued shares subject to the SAR will become available for future awards under the 2013 Plan. Upon the exercise of a stock appreciation right for shares, the number of shares reserved for issuance under the 2013 Plan shall be reduced by the number of shares covered by the stock appreciation right. Cash payments for SARs will not reduce the number of shares available for awards under the 2013 Plan. No SARs have been granted under the 2013 Plan.

Stock Awards, including Restricted Stock and Restricted Stock Units. The Compensation Committee may grant shares of Common Stock to eligible individuals as stock awards under the 2013 Plan. The Compensation Committee will determine the individuals to receive stock awards, the number of shares to be awarded, the time of the award and any consideration to be paid by the participant. Generally, no cash consideration (other than required tax withholding) will be paid by award recipients to the Company in connection with stock awards. Stock awards shall be subject to the terms, conditions and restrictions determined by the Compensation Committee. Restrictions may include restrictions concerning transferability, forfeiture of the shares issued, or such other restrictions as the Compensation Committee may determine. Stock awards subject to restrictions may be either restricted stock awards under which shares are issued immediately upon grant subject to forfeiture if vesting conditions are not satisfied, or restricted stock unit awards under which shares are not issued until after vesting conditions are satisfied. Upon the issuance of shares under a Stock Award, the number of shares reserved for issuance under the 2013 Plan shall be reduced by the number of shares issued.

Performance-Based Awards. The Compensation Committee may grant performance-based awards, payable in stock. All or part of the shares of Common Stock subject to the awards will be earned if performance targets established by the Compensation Committee for the period covered by the award are met and the recipient satisfies any other restrictions established by the Compensation Committee. The performance targets may be expressed as one or more targeted levels of performance with respect to one or more of the following objective measures with respect to the Company or any subsidiary, division or other unit of the Company: net revenue; gross revenue; number of travelers; net revenue as a percentage of gross revenue; cost of sales; gross margin; operating expenses; operating income; income before income tax provision; net income or earnings; net income or earnings per share (basic or diluted); net income or earnings before interest, taxes, depreciation and amortization (EBITDA); net income or earnings before interest and taxes (EBIT); free cash flow; cash flow; cash from operations; return on invested capital; return on equity; return on assets; return on capital; internal rate of return on one or more acquisitions or projects; economic value added; stock price increase; total shareholder return (stock price increase plus dividends); change in enterprise value; cost to acquire a traveler or customer; net revenue, net income or operating income per dollar spent on acquiring travelers or customers; any measure of customer satisfaction (including net promoter scores); or any of the foregoing before the effect of acquisitions, divestitures, accounting changes, restructuring or other special charges. Performance-based awards may be made as awards of restricted shares subject to forfeiture if performance goals are not satisfied or awards under which shares are not issued until the performance conditions are satisfied. No recipient may be granted in any fiscal year performance-based awards under which the maximum number of shares that may be issued exceeds 500,000 shares. The number of shares of Common Stock reserved for issuance under the 2013 Plan will be reduced by the number of shares issued upon payment of an award. The number of shares issued pursuant to stock awards and performance-based awards that are forfeited to the Company or withheld to satisfy tax withholding obligations will become available for future grants under the 2013 Plan.

Corporate Mergers. The Compensation Committee may make awards under the 2013 Plan that have terms and conditions that vary from those specified in the 2013 Plan when such awards are granted in substitution for, or in connection with the assumption of, existing awards made by another corporation and assumed or otherwise agreed to be provided for by the Company in connection with a corporate merger or other similar transaction to which the Company or an affiliated Company is a party.

Changes in Capital Structure. The 2013 Plan provides that if the outstanding Common Stock of the Company is increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation, appropriate adjustment will be made by the Board of Directors in the number and kind of shares available for grants under the 2013 Plan and in all other share amounts set forth in the Plan.

Clawback Policy. Awards under the Plan are subject to the Company's Clawback Policy.

Tax Consequences

Certain options authorized to be granted under the 2013 Plan are intended to qualify as "Incentive Stock Options" for federal income tax purposes. Under federal income tax law in effect as of the date of this proxy statement, an optionee will recognize no regular income upon grant or exercise of an Incentive Stock Option. The amount by which the market value of shares issued upon exercise of an Incentive Stock Option exceeds the exercise price, however, is included in the optionee's alternative minimum taxable income and may, under certain conditions, be taxed under the alternative minimum tax. If an optionee exercises an Incentive Stock Option and does not dispose of any of the shares thereby acquired within two years following the date of grant and within one year following the date of exercise, then any gain realized upon subsequent disposition of the shares will be treated as income from the sale or exchange of a capital asset. If an optionee disposes of shares acquired upon exercise of an Incentive Stock Option before the expiration of either the one-year holding period or the two-year holding period specified in the foregoing sentence (a "disqualifying disposition"), the optionee will realize ordinary income in an amount equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the option price or (ii) the excess of the fair market value of the shares on the date of disposition over the option price. Any additional gain realized upon the disqualifying disposition will constitute capital gain. The Company will not be allowed any deduction for federal income tax purposes at either the time of grant or the time of exercise of an Incentive Stock Option. Upon any disqualifying disposition by an optionee, the Company will generally be entitled to a deduction to the extent the optionee realizes ordinary income.

Certain options authorized to be granted under the 2013 Plan will be treated as non-statutory stock options for federal income tax purposes. Under federal income tax law in effect as of the date of this proxy statement, no income is generally realized by the grantee of a non-statutory stock option until the option is exercised. At the time of exercise of a non-statutory stock option, the optionee will realize ordinary income, and the Company will generally be entitled to a deduction, in the amount by which the fair market value of the shares subject to the option at the time of exercise exceeds the exercise price. The Company is required to withhold income taxes on such income if the optionee is an employee. Upon the sale of shares acquired upon exercise of a non-statutory stock option and held for the required capital gains holding period, the optionee will realize capital gain or loss equal to the difference between the amount realized from the sale and the fair market value of the shares on the date of exercise.

An individual who receives stock under the 2013 Plan will generally realize ordinary income at the time of receipt unless the shares are not substantially vested for purposes of Section 83 of the Code. Absent an election under Section 83(b), an individual who receives shares that are not substantially vested will realize ordinary income in each year in which a portion of the shares substantially vests. The amount of ordinary income recognized in any such year will be the fair market value of the shares that substantially vest in that year less any consideration paid for the shares. The Company will generally be entitled to a deduction in the amount includable as ordinary income by the recipient at the same time or times as the recipient recognizes ordinary income with respect to the shares. The Company is required to withhold income taxes on such income if the recipient is an employee.

Section 162(m) of the Code limits to $1,000,000 per person the amount that the Company may deduct for compensation paid to certain of its most highly compensated executive officers in any year. Under IRS regulations, compensation received through the exercise of an option or stock appreciation right will not be subject to the $1,000,000 limit if the option or stock appreciation right and the plan pursuant to which it is granted meet certain requirements. One requirement is stockholder approval at least once every five years of a per-employee limit on the number of shares as to which options and stock appreciation rights may be granted. Approval of this Proposal 5 will constitute approval of the per-employee limit under the 2013 Plan. Other requirements are that the option or stock appreciation right be granted by a committee of at least two outside directors and that the exercise price of the option or stock appreciation right be not less than fair market value of the Common Stock on the date of grant. Accordingly, the Company believes that if this proposal is approved by stockholders, compensation received on exercise of options and stock appreciation rights granted under the 2013 Plan in compliance with all of the above requirements will continue to be exempt from the $1,000,000 deduction limit.

Under IRS regulations, compensation received through a performance-based award will not be subject to the $1,000,000 limit under Section 162(m) of the Code if the performance-based award and the plan meet certain requirements. One of these requirements is stockholder approval of the performance criteria upon which award payouts may be based and the maximum amount payable under awards, both of which are set forth in Section 9 of the 2013 Plan. Other requirements are that objective performance goals and the amounts payable upon achievement of the goals be established by a committee of at least two outside directors and that no discretion be retained to increase the amount payable under the awards. The Company believes that, if this proposal is approved by the stockholders, compensation received on vesting of performance-based awards granted under the 2013 Plan in compliance with all of the above requirements will be exempt from the $1,000,000 deduction limit.

Plan Benefits

Information regarding stock options and restricted stock granted in fiscal 2012 to the Named Executive Officers under the 2009 Plan is set forth in "Grants of Plan-Based Awards Table - 2012" below. Information regarding stock options and restricted stock granted in fiscal 2012 to nonemployee directors under the 2009 Plan is set forth in "Director Compensation Table - 2012" below. Stock options to purchase a total of 149,688 shares and 52,754 shares of restricted stock were granted under the 2009 Plan in fiscal 2012 to all executive officers as a group. Stock options to purchase a total of 248,316 shares and 88,324 shares of restricted stock were granted under the 2009 Plan in fiscal 2012 to employees who are not executive officers. No grants have been made or allocated under the 2013 Plan.

Equity Compensation Plan Information

The following table provides information regarding the number of shares of Common Stock of the Company that were subject to outstanding stock options and restricted stock awards at December 31, 2012.

	(a)	(b)	(c)
Plan category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
Equity compensation plans approved by security holders	2,324,446	8.90	470,774
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	2,324,446	8.90	470,774

The Board of Directors recommends that stockholders vote FOR approval of the 2013 Plan. Holders of proxies solicited by this Proxy Statement will vote the proxies received by them as directed on the Proxy or, if no direction is made, in favor of this proposal. In order to be adopted, this proposal must be approved by the affirmative vote of the majority of votes cast by the shares of Common Stock present at the Annual Meeting.

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Proposal 6 of the Proxy Card)

The Audit Committee of the Board of Directors has selected BDO USA, LLP ("BDO") to serve as the Company's independent registered public accounting firm for the year ending December 31, 2013, and the Board of Directors recommends that the stockholders ratify such appointment at the Annual Meeting.

BDO has no financial interest in the Company and neither it nor any member or employee of the firm has had any connection with the Company in the capacity of promoter, underwriter, voting trustee, director, officer or employee. The Delaware General Corporation Law does not require the ratification of the selection of registered public accounting firm by the Company's stockholders, but in view of the importance of the financial statements to the stockholders, the Board of Directors deems it advisable that the stockholders pass upon such selection. A representative of BDO will be at this year's Annual Meeting of Stockholders. The representative will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

In the event the stockholders fail to ratify the selection of BDO, the Audit Committee will reconsider whether or not to retain the firm. Even if the selection is ratified, the Audit Committee and the Board of Directors in their discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

The Board of Directors unanimously recommends that you vote FOR this proposal. Holders of proxies solicited by this Proxy Statement will vote the proxies received by them as directed on the Proxy or, if no direction is made, in favor of this proposal. In order to be adopted, this proposal must be approved by the affirmative vote of the majority of votes cast by the shares of Common Stock present at the Annual Meeting.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Independent Registered Public Accounting Firm Fees

The following table represents fees charged for professional audit services rendered by BDO for the audit of the Company's financial statements for the years ended December 31, 2012 and 2011, and fees billed by BDO for other services during those years.

	2012	2011
Audit Fees	$348,760	$335,700
Audit-Related Fees	20,000	15,500
Tax Fees	4,000	—
All Other Fees	—	—
Total	$372,760	$351,200

Audit Fees consist of fees billed for professional services rendered for the integrated audit of the Company's consolidated financial statements and the review of the Company's interim consolidated financial statements included in quarterly reports and services that are normally provided by BDO in connection with statutory and regulatory filings or engagements.

Audit-Related Fees consist of fees billed for assurance and related services, primarily related to the audit of the Company's employee benefit plan financial statements, and are not reported under "Audit Fees."

Tax fees consist of fees billed for quarterly tax estimates and other tax related consultations.

Audit Committee's Pre-Approval Policy

During 2011 and 2012, the Audit Committee of the Board of Directors operated under policies and procedures pre-approving all audit and non-audit services provided by the independent registered public accounting firm and prohibiting certain services from being provided by the independent registered public accounting firm. None of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval with respect to the provision of services other than audit, review or attest services in certain circumstances. The Company may not engage its independent registered public accounting firm to render any audit or non-audit service unless the service is approved in advance by the Audit Committee or the engagement to render the service is entered into pursuant to the Audit Committee's pre-approval policies and procedures.

On an annual basis, the Audit Committee may pre-approve services that are expected to be provided to the Company by the independent registered public accounting firm during the fiscal year. At the time such pre-approval is granted, the

Audit Committee specifies the pre-approved services and establishes a monetary limit with respect to each particular pre-approved service, which limit may not be exceeded without obtaining further pre-approval under the policy. For any pre-approval, the Audit Committee considers whether such services are consistent with the rules of the Securities and Exchange Commission on auditor independence.

If the cost of any service exceeds the pre-approved monetary limit, such service must be approved by the Audit Committee. The Audit Committee has delegated authority to the chairman of the Audit Committee to pre-approve any audit or non-audit services to be provided to the Company by the independent registered public accounting firm for which the cost is less than $20,000 per quarter. The chairman must report any pre-approval pursuant to the delegation of authority to the Audit Committee at its next scheduled meeting.

Independence

The Audit Committee has considered whether BDO's provision of services other than its audit of the Company's annual financial statement and its review of the Company's quarterly financial statements is compatible with maintaining such independent registered public accounting firm's independence and has determined that it is compatible.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis describes the Company's compensation philosophy, objectives, and processes, including the methodology for determining executive compensation for the "Named Executive Officers," as described below and defined under the section entitled "Compensation of Executive Officers and Directors—Summary Compensation Table."

Named Executive Officers

Anthony F. Dombrowik, age 42, is currently serving as the Company's interim chief executive officer and president effective February 25, 2013, and has served as senior vice president, chief financial officer and secretary of the Company since October 2010. Mr. Dombrowik previously served as the senior vice president, chief financial officer and principal financial and accounting officer of Red Lion Hotels Corporation, a NYSE-listed hospitality and leisure company from March 2008 until October 2010. Prior to that, Mr. Dombrowik was the senior vice president, corporate controller and principal accounting officer of Red Lion Hotels Corporations since May 2003. Mr. Dombrowik was previously employed as senior manager at the public accounting firm of BDO USA, LLP, where he served as an auditor, certified public accountant and consultant from 1992 to 2003.

Jeffrey D. Thomas, age 46, resigned from the Company on February 25, 2013. Prior to his resignation, Mr. Thomas served as chief executive officer and president of the Company since November 2001. He served as president of Ambassador Programs, Inc., a wholly owned subsidiary of the Company, from August 1996 through July 2002, and chief executive officer from January 2000 until his resignation. Mr. Thomas is married to former officer, Margaret M. Thomas.

Margaret M. Thomas, age 46, resigned from the Company on February 25, 2013. Prior to her resignation, Mrs. Thomas served as executive vice president of the Company since November 2001. She served as chief financial officer and secretary of the Company from November 2001 through October 2003. She has also served as president of Ambassador Programs, Inc., from August 2002, chief operating officer of Ambassador Programs, Inc., from January 2002 until her resignation. Mrs. Thomas served as chief financial officer of Ambassador Programs, Inc., from November 1997 through April 2003. Mrs. Thomas is married to former director and officer, Jeffrey D. Thomas.

Executive Summary

In its evaluation of the Named Executive Officers and their performance, the Compensation Committee has carefully considered the continued challenges faced by the Company and its executives over the past few years and the importance of rewarding and retaining talented experienced managers to continue to guide the Company through the development of its multi-channel strategy and implementation of new and additional marketing initiatives in order to adapt to the needs and behaviors of its consumers and grow delegate counts in the future.

2012 Compensation Decisions:

- No salary increases were approved for the Named Executive Officers effective in 2012 based on financial performance remaining below desired business transition expectations;

- 2012 cash incentive opportunities were reduced by approximately 50 percent of normally-targeted externally market-competitive levels for the Named Executive Officers considering the financial performance outlook for 2012; and

- Based on the Company's stock price, the Compensation Committee continued with the practice established in 2011 where the value of stock awards to the Named Executive Officers was reduced, resulting in lower multiples used to determine the equity grants issued in 2012. The number of stock awards granted in 2012 was similar to the prior year. This decision was aimed at rewarding a financial rebound over a longer-term basis.

Please also refer to the more detailed compensation disclosures beginning with and following the "Summary Compensation Table" contained in this Proxy Statement.

Overview of Compensation Philosophy and Guiding Principles

The Company recognizes and values the critical role that executive leadership plays in its performance. The Company's executive compensation philosophy is intended to ensure that executive compensation is aligned with its business strategy, objectives and stockholder interests, and is designed to attract, motivate and retain highly qualified and key executives and employees. The Company's executive compensation philosophy is designed to pay competitive total compensation based on corporate performance, and individual and team contributions that are aligned with stated business strategies and objectives. To implement its philosophy, the Company sets base compensation at competitive levels relative to executives holding positions with similar responsibilities at comparable companies and focuses heavily on performance-based incentives to motivate and encourage employees to achieve superior results for the Company and its stockholders. Compensation elements generally consist of a base salary, an annual cash incentive award, and for key employees and executives, long-term equity compensation.

Role of the Compensation Committee

The Company's Board of Directors appoints members to the Compensation Committee to assist in recommending, managing and reviewing executive compensation for the Named Executive Officers. The Compensation Committee reviews and approves salaries, annual awards, long-term incentive compensation, benefits, and other compensation in order to ensure that the Company's executive compensation strategy and principles are aligned with its business strategy, objectives and stockholder interests. The Compensation Committee meets quarterly prior to the quarterly meeting of the Board of Directors and on an ad-hoc basis as needed between quarterly meetings. Each member of the Compensation Committee is independent within the meaning of the rules and regulations of the Securities and Exchange Commission and the NASDAQ Listing Standards, as currently in effect. Further, the Board of Directors has determined that each member of the Compensation Committee is an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code (the "Code").

The Compensation Committee engages consulting firms to provide external advisory services with respect to the Company's executive compensation and pay-for-performance alignment. The Compensation Committee maintains the sole authority to enter into or terminate the relationship with any independent compensation consultants.

Say-On Pay Proposals

The Dodd-Frank Wall Street Reform and Consumer Protection Act that was passed by Congress in July of 2010 requires that companies include in their annual proxy statement a non-binding resolution seeking stockholder approval of Named Executive Officer compensation at stockholder meetings at least once every three years. It also mandated a separate vote to determine how often the Say-On-Pay vote will be held (every one, two or three years), with such separate vote to be held at least once every six years. In 2011, stockholders voted to hold the Say-On-Pay vote every year and in 2012 approved the compensation of the Company's Named Executive Officers. The Compensation Committee reviewed the results of the advisory votes and determined to hold the Say-On-Pay vote at the 2013 Annual Meeting and not make material changes to the Company's executive compensation philosophy, policy, or structure.

Executive Compensation Methodology

The Compensation Committee takes into account various qualitative and quantitative indicators of corporate and individual performance in determining the level and composition of compensation to be paid to the Named Executive Officers. The Compensation Committee considers such corporate performance measures as net income, earnings per share, cash flow, and operational excellence, execution of strategic plans, growth, enrollment, new channel enrollments and return on invested capital. The Compensation Committee also appreciates the importance of achievements that may be difficult to quantify, and accordingly recognizes qualitative factors such as individual performance, new responsibilities or positions within the Company, leadership ability and overall management contributions to the Company. The Committee also considers stockholder feedback provided from the Say-On-Pay advisory vote. The Compensation Committee may vary its quantitative measurements from employee to employee, and from year to year. The Company's chief executive officer and vice president of human resources consult with the Compensation Committee and provide recommendations with respect to the compensation of other Named Executive Officers. The Compensation Committee determines the compensation of the chief executive officer and other executive officers in its executive sessions. Compensation consultants provide information to the Compensation Committee, which is responsible for aligning the Company's practices with the marketplace for talent, appropriate peer group definition and comparisons, internal equity and performance requirements unique to the Company.

In general, the process by which the Compensation Committee makes decisions relating to executive compensation includes, but is not limited to, consideration of the following factors:

- The Company's executive compensation philosophy and practices
- The Company's performance relative to peers and industry standards
- Success in attaining annual and long-term goals and objectives
- Alignment of executive interests with stockholder interests through equity-based awards and performance-based compensation
- Individual and team contributions, performance and experience
- Total compensation and the mix of compensation elements for each Named Executive Officer
- Competitive market practices

The Compensation Committee assesses the competitive market of each component of the executives' compensation and in the aggregate. Based upon these competitive reference points, the Compensation Committee establishes base salary ranges and target short-term and long-term incentive amounts. The Compensation Committee then considers each individual's experience and performance in determining base salary levels and determines the required performance for short and long-term target incentives.

In November 2011, the Compensation Committee engaged Towers Watson to perform a review of the current comprehensive compensation program offered by the Company, including the philosophy, policies, and structure of the program with respect to executive and director compensation. The engagement also provides for assistance in implementing any approved design changes that result from the study as well as building, implementing and supporting Compensation Committee activities and best-practices. The compensation study was considered by the Compensation Committee in connection with executive compensation decisions for 2012 and is being used as it makes executive compensation decisions in 2013.

Towers Watson provided significant analysis regarding the Company's peer group definition and implementation, pay-for-performance alignment, executive compensation and benefits benchmark assessments, performance reviews, change in control and severance agreements, executive retention strategy, executive agreements and executive compensation philosophy. The Towers Watson consultants were utilized to provide advice associated with total compensation packages for the current executive team as well as analysis and consideration of means for improved alignment of pay-for-performance in future long-term incentive designs.

In 2012, the Compensation Committee retained Towers Watson to provide an updated peer group analysis to ensure an accurate reflection of business strategy and representation of the labor market that is guided by external perspectives as well as internal perspectives. Data from peer companies is used in assessing competitiveness, determining compensation opportunities and design, setting incentive plan performance goals and shaping the design and levels of board of director compensation. In designing the new peer group, we recognize that there are no direct business competitors for the Company that are publicly traded. Therefore, our peer group captures different components of our business that are relevant from a labor market standpoint such as industry (e.g., education services, direct marketing and luxury goods), geography and current peer group. Considering these criteria, 65 companies were initially identified as potential peers. These were reviewed by management and the following 24 companies were recommended and approved by the Compensation Committee for inclusion in the peer group:

American Public Education, Inc. (Education Services)	Archipelago Learning, Inc. (Education Services)	Blue Nile, Inc. (Internet Retail)	Cambium Learning Group, Inc. (Educational Services)
Capella Education Co. (Education Services)	Constant Contact, Inc. (Direct Marketing)	DGSE Companies Inc. (Luxury Goods)	Educational Development Corp. (Education Services)
Gaiam, Inc. (Catalog Retail)	Golfsmith International Holdings, Inc. (Specialty Stores)	Grand Canyon Education, Inc. (Education Services)	Joe's Jeans, Inc. (Luxury Goods)
K-Swiss, Inc. (Luxury Goods)	LeapFrog Enterprises, Inc. (Leisure Products / Education Services)	Learning Tree International, Inc. (Education Services)	Martha Stewart Omnimedia, Inc. (Publishing)
National American University Holdings, Inc. (Education Services)	People's Educational Holdings, Inc. (Publishing/ Education Services)	Premier Exhibitions, Inc. (Leisure Facilities)	Princeton Review, Inc. (Education Services)
Responsys, Inc. (Direct Marketing)	Rosetta Stone, Inc. (Education Services)	Scientific Learning (Education Services)	US Ecology, Inc. (Other)

The peer group was established and adopted for use in May 2012. The Company's ranking in the peer group was at the 45th percentile of the peer group for revenue ($155 million, with peer group revenue ranging from $91 million at the 25th percentile to $263 million at the 75th percentile), and at the 26th percentile of the peer group for market capitalization ($79.0 million, with the peer group ranging from $76 million at the 25th percentile to $422 million at the 75th percentile).

In implementing the Company's compensation program, the Compensation Committee seeks to achieve a balance between compensation and the Company's annual and long-term budgets and business objectives, encourage executive performance in furtherance of stated Company goals, provide variable compensation based on the performance of the Company, create a stake in the executive officer's efforts by encouraging stock ownership in the Company, and align executive remuneration with the long-term interests of the Company's stockholders.

Executive Compensation Program Elements

For 2012, Named Executive Officers were Jeffrey D. Thomas, chief executive officer and president of the Company, Margaret M. Thomas, executive vice president of the Company, Anthony F. Dombrowik, senior vice president, chief financial officer, and secretary of the Company. Effective February 25, 2013, Mr. Thomas and Mrs. Thomas submitted their resignations to the Company's board of directors.

Base Salary. Base salary is set to attract and retain executive talent taking into consideration competitive market conditions with respect to comparable companies. Base salaries for the Named Executive Officers are established at levels considered appropriate in light of the duties and scope of responsibilities of each executive officer's position, and the experience the individual brings to the position. Each Named Executive Officer has a salary band associated with such officer, which determines the minimum, median and maximum cash compensation level for such officer. Salaries are reviewed periodically and adjusted by the Compensation Committee as warranted. Factors that are considered in this review of executive officers base salary include, but are not limited to, sustained individual performance and long-term business growth and development. Base salaries are managed within a competitive range for each position, reflecting both job performance and market forces, using data provided by the Company's compensation consultants.

The Compensation Committee annually reviews the Company's compensation program to ensure that pay levels and incentive opportunities are competitive with the market and reflect the performance of the Company. In 2012, Towers Watson conducted an updated peer group study for competitive market analysis of total compensation and benefits of the Named Executive Officers. This analysis included both market analysis and an assessment of chief executive officer pay-for-performance alignment relative to the established peer group. Based on the results of the study and considering Company performance factors in relation to the peer group, no base pay increases or changes were made for 2012 by the Compensation Committee for the Named Executive Officers.

Annual Cash Incentive Awards.

Annual cash incentive awards are designed to focus the Company's Named Executive Officers on annual operating achievement by compensating individuals based on achievement of specific goals related to Company performance and long-term stockholder value. Each Named Executive Officer is eligible for an annual incentive award, established by the Compensation Committee using the target percentage aligned with the executive officer's base salary. For 2012, the target award for each Named Executive Officer was set at 50% of base salary with a maximum potential award of 60%, 75%, and 94% of base salary for Mr. Dombrowik, Mrs. Thomas, and Mr. Thomas, respectively. For 2012, Mr. Thomas received an award of $109,519 (58.4% of target), Mrs. Thomas received an award of $9,405 (8.4% of target), and Mr. Dombrowik received an award of $36,026 (50.0% of target).

The Company pays annual incentive awards to its Named Executive Officers based upon the achievement of pre-established targets that are indicative of the Company's performance, as well as individual performance milestones to the extent they are met by the executive officer. Each Named Executive Officer has performance targets that align with the Company's short-term and long-term goals. In determining the goals of each individual, the Compensation Committee also considers job responsibilities and may align individual goals with areas of the business that the Named Executive Officer directly influences. For the 2012 goals, all Named Executive Officers had 2012 pre-tax net income before special items, 2013 enrolled revenue, and 2013 non-traditional enrolled revenue goals. These goals reward overall financial performance for the current year and growth of the travel business for the upcoming year as well as business transformation to multi-channel marketing strategies that deliver non-traditional enrollments. Mrs. Thomas and Mr. Dombrowik were assigned an additional special opportunity goal of return on invested capital related to achieving objectives of the Company's core product lines for Ambassadors Programs. Mr. Thomas was assigned a special opportunity goal related to achieving objectives related to 2013 non-traditional enrolled revenue aimed at aligning the business with future growth and accelerating the multi-channel marketing strategy.

Due to the decreased financial performance anticipated for 2012, the Compensation Committee reduced cash incentive eligibility of each Named Executive Officer by approximately 50 percent from the Company's historical incentive target levels. In February 2013, the Compensation Committee reviewed actual performance achieved during 2012 against the pre-established targets and individual milestones. For 2013, total cash incentive eligibility levels, which had been decreased by approximately 50% for 2012 due to financial performance, are being increased to normal target levels. A summary of goal achievement for Named Executive Officers and amounts approved for payment by the Compensation Committee are set forth below:

Name	Target and Maximum Amounts Under Annual Cash Incentive Plan Awards[1]			2012 Payouts Made Under Pre-established Targets and Individual Milestones			
	Date Target Established	Target ($)	Maximum ($)	2012 Pre-tax Income[2]	2013 Enrolled Revenue[3]	2013 Non-traditional Enrolled Revenue[4]	2012 Return on Invested Capital[5]
Jeffrey D. Thomas *Former Chief Executive and President*	2/16/2012	187,500	375,000	$ 70,331	$ -	$ 39,188	$ -
Margaret M. Thomas *Former Executive Vice President*	2/16/2012	112,500	225,000	$ -	$ -	$ 9,405	$ -
Anthony F. Dombrowik *Senior Vice President Chief Financial Officer and Secretary*	2/16/2012	72,000	144,000	$ 30,383	$ -	$ 5,643	$ -

(1) The amounts in these columns include the target and maximum amounts for each Named Executive Officer under individual incentive compensation plans as approved by the Compensation Committee. The plans have a payout at 50% of target for meeting minimum acceptable levels for each goal, and no payments are made for performance below the target levels.

(2) Achievement of 2012 Pre-tax Income for Mr. Thomas and Mr. Dombrowik was based on consolidated pre-tax income before special items in excess of $2.0 million up to a maximum payout at $6.0 million. This goal represented 50% and 45% of target for Mr. Thomas and Mr. Dombrowik, respectively. Pre-tax income before special items is a non-generally accepted accounting principles ("GAAP") method of determining income which the Company believes better reflects results by excluding certain expenses such as severance payments and certain legal fees. Consolidated pre-tax income before special items for the year ended December 31, 2012 was $3.75 million. Achievement of 2012 Pre-tax Income for Mrs. Thomas was based on pre-tax income before special items for our largest operating subsidiary, Ambassador Programs, Inc. ("Ambassador Programs") in excess of $10.2 million up to a maximum of $14.2 million. This goal represented 60% of target for Mrs. Thomas. The minimum payout threshold was not met in 2012 for Mrs. Thomas.

(3) Achievement of 2013 Enrolled Revenue for Mr. Thomas and Mr. Dombrowik was based on consolidated 2013 enrolled revenue as of December 31, 2012 in excess of $140.0 million up to a maximum payout at $200.0 million. This goal represented 25% and 15% of target for Mr. Thomas and Mr. Dombrowik, respectively. Mrs. Thomas' achievement threshold was based on enrolled revenue for Ambassador Programs in excess of $147.0 million up to a maximum of $187.0 million. This goal represented 20% of target for Mrs. Thomas. The minimum payout thresholds were not met in 2012.

(4) Achievement of 2013 Non-traditional Enrolled Revenue for Mr. Thomas, Mrs. Thomas, and Mr. Dombrowik was based on 2013 enrolled revenue from non-direct mail sources as of December 31, 2012 in excess of $14.0 million up to a maximum payout at $54.0 million. This goal represented 25%, 20%, and 15% of target for Mr. Thomas, Mrs. Thomas, and Mr. Dombrowik, respectively. Non-traditional enrolled revenue as of December 31, 2012 was $14.9 million. Additionally, a special opportunity incentive goal was established for Mr. Thomas in line with achieving specific objectives set forth by the Compensation Committee. Mr. Thomas was assigned a special opportunity goal related to achievement of 2013 Non-Traditional Enrolled Revenue, listed above, resulting in an additional payout for meeting the minimum threshold for this goal. This goal represented an additional 25% of target for Mr. Thomas.

(5) Achievement of 2012 return on invested capital of the Company's core product lines was set at a minimum rate of return of 1.3 up to a maximum payout at 1.7. This goal was provided for Mr. Dombrowik as 25% of target

opportunity. The minimum payout threshold was not met in 2012. Additionally, a special opportunity incentive goal was established for Mrs. Thomas in line with achieving specific objectives set forth by the Compensation Committee. Mrs. Thomas was assigned an additional special opportunity goal related to return on invested capital of the Company's core product lines set at a minimum rate of return of 1.3 up to a maximum payout at 1.7. This goal represented an additional 25% of target for Mrs. Thomas. The minimum payout threshold was not met in 2012 for Mrs. Thomas.

Information regarding the annual incentive compensation for 2012 awarded to each of the Named Executive Officers is also shown in the "Non-Equity Incentive Plan Information" column of the "Summary Compensation Table" and the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" column of the "Grants of Plan-Based Awards Table".

Long-Term Incentive Compensation/Equity-Based Awards.

The Company's long-term incentive program is designed to retain the Named Executive Officers and to align the interests of the Named Executive Officers with the interests of the Company's stockholders. The Company's long-term incentive program consists of periodic grants of stock options and restricted stock, which are made at the discretion of the Compensation Committee under the 2009 Plan. Decisions made by the Compensation Committee regarding the amount of the grant and other discretionary aspects of the grant take into consideration Company performance, growth, individual performance and experience, contributions to the Company's development, competitive forces to attract and retain senior management, and the nature and terms of grants made in prior years. The Compensation Committee considers the compensation data, provided by consultants, which sets forth median annualized long-term incentive values for the peer group companies, the objectives of the long-term incentives, the availability of shares and the perceived value of the available instruments. A combination of stock options and time-based restricted stock were granted to the Named Executive Officers in 2012 to achieve the objectives of the Company's long-term incentive program. Stock options create incentive for increasing the Company's stock price by aligning executives' interests with the stockholders' interests. Time-based restricted stock awards that have cliff vesting and pay dividends are intended to provide retention value even with fluctuations in the equity market.

The Company's officers, directors and employees are eligible to receive restricted stock awards and options to purchase shares of the Company's Common Stock under the Company's 2009 Plan. Stock options have an exercise price equal to 100% of the fair market value of the Company's Common Stock on the date of grant. Stock options expire ten years after the date of grant and vest over four years, at 25% per year. Restricted stock vests 100% after four years from the date of grant for employees and vests 100% after one year from the date of grant for directors.

During the fiscal year ended December 31, 2012, options to purchase 458,130 shares of the Company's Common Stock were granted under the 2009 Plan. In addition, during the Company's 2012 fiscal year 163,843 shares of restricted stock were granted under the 2009 Plan. During the fiscal year ended December 31, 2012, options to purchase 542,951 shares of Common Stock and 35,898 restricted shares of Common Stock were forfeited under the 2009 Plan. At December 31, 2012, an aggregate of 2,324,446 shares of Common Stock, consisting of shares of Common Stock underlying outstanding options and outstanding shares of restricted stock, were held by 98 officers, directors, employees. As of December 31, 2012, the weighted average exercise price of the outstanding options and stock grants was $8.90.

The Compensation Committee typically grants equity awards to the Named Executive Officers under the incentive plan at its fourth-quarter meeting. Except in limited circumstances, the Compensation Committee does not grant equity awards to Named Executive Officers at other times during the year. All equity awards are made at fair market value on the date of grant, which is the date on which the Compensation Committee authorizes the grant. Under the plans, fair market value is determined by the closing price of the Company's Common Stock on the date of grant.

Each Named Executive Officer has a salary band associated with such officer that determines the minimum, median and maximum cash compensation level as well as the possible multiples used to calculate equity awards for such officer. Each Named Executive Officer is assigned to a salary band and therefore has different starting points and ranges for multiples. These multiples are general guidelines and awards may fall below such guidelines when Company performance falls below expectations, as was the case for awards granted in 2012.

In December 2012, a combination of stock options and restricted stock were granted to the Named Executive Officers, based upon a fixed-grant guideline similar to which was provided in 2011, recognizing the need for improved performance. The Compensation Committee awarded Mr. Thomas an equity grant award valued at $281,864 based upon his base salary of $400,000 and a multiple of 0.70 which was in the 24th percentile of competitive equity award multiples in the peer group of companies. The Compensation Committee chose a multiple of 0.70 due to the following factors:

- Mr. Thomas exhibited high individual focus in leading the Company's efforts to identify new strategic initiatives and continuing to aggressively build a change team to drive non-mail, digital and multi-channel marketing initiatives;
- Mr. Thomas' salary has not increased since 2004; and
- Objective of providing a competitive total compensation package that considers the decline in financial performance yet rewards continued progress in the long-term.

The Compensation Committee awarded Mrs. Thomas an equity grant award valued at $110,166 based upon her base salary of $300,000 and a multiple of 0.37, which was the 35th percentile of competitive equity award multiples. The Compensation Committee chose a multiple of 0.37 due to the following factors:

- Mrs. Thomas implemented digital and non-mail marketing strategies which continues to improve lead generation, customer service and support and improve customer acquisition costs in the long-term; and
- Objective of providing a competitive total compensation package that considers the decline in financial performance yet rewards continued progress in the long-term.

The Compensation Committee awarded Mr. Dombrowik an equity grant award valued at $83,367 based upon his base salary of $240,000 and a multiple of 0.35, which was the 26th percentile of competitive equity award multiples in the peer group of companies. The Compensation Committee chose a multiple of 0.35 due to the following factors:

- Mr. Dombrowik successfully managed expenses in the face of a complex financial market and declining Company performance, returning dividends to stockholders and maintaining profitability.
- Mr. Dombrowik supported the continued acceleration of change in the business and championed the transition from a direct mail marketing model towards a multi-channel marketing model.

Proposed 2013 Stock Incentive Plan

The Compensation Committee has engaged Towers Watson to help the committee develop stock-based long–term incentives that would more closely align the interests of executive officers with the interests of the Company's stockholders. The Board of Directors has approved a new plan, the 2013 Stock Incentive Plan, and is submitting this plan to stockholders for approval. See "Proposal 5."

Benefits and Perquisites.

Benefits and perquisites are designed to attract and retain key employees in light of competitive market conditions. Currently, the Named Executive Officers are eligible to participate in benefit plans available to all employees including our 401(k) Plan. Other benefits and perquisites are limited and are provided at the discretion of the Compensation Committee. These benefits include medical, dental, and vision health insurance plans, life, and short- and long-term disability insurance plan benefits. Short-term disability is a Company paid benefit as it is for all regular employees. Long-term disability insurance is provided at 60% of base salary up to a maximum of $15,000 per month and basic life insurance is provided at 1x base salary up to a maximum of $300,000. Under the Company's life insurance plan, the Company pays premiums for life insurance equal to 1 times annual salary up to maximum of $300,000. The 401(k) Plan and the medical, dental and vision plans require each participant to pay a contributory amount consistent with all other employees. The Company provides a matching contribution to its 401(k) Plan that is discretionary for participating employees, including the Named Executive Officers. Employees are eligible to participate in the 401(k) Plan the first day of the month following 30 days of employment and 18 years of age. Employees may contribute up to 100% of their salary, subject to the maximum contribution allowed by the Internal Revenue Service. Employees are 100% vested in their contributions and vest in Company matching contributions equally over four years. During the year ended December 31, 2012, the Company contributed approximately $89,000 to the 401(k) Plan. Although the benefits and perquisites are considered when determining the overall compensation of the Named Executive Officers, the amounts involved are not deemed to be so material as to significantly impact the other types of compensation provided to them.

Severance Benefits.

Anthony F. Dombrowik. On March 9, 2011, the Company entered into a severance agreement with Anthony F. Dombrowik, which provides for certain severance benefits upon: (i) termination of his employment by the Company without cause or by Mr. Dombrowik with good reason; and (ii) termination of his employment by the Company without cause or by Mr. Dombrowik with good reason in connection with a change in control. The Company designed Mr. Dombrowik's severance package to be commensurate with the marketplace and set payout amounts at levels it deemed appropriate to retain the services of Mr. Dombrowik in light of his significant business experience, and established record of accomplishment in the public company and accounting sectors.

The terms of Mr. Dombrowik's severance benefits and certain information regarding severance benefits payable to Mr. Thomas and Mrs. Thomas in connection with their resignations from the Company are summarized below under the heading "Employment Contracts, Termination of Employment and Change in Control Arrangements."

Total Compensation Mix

The Compensation Committee believes that the elements described above provide a well-proportioned mix of at-risk or performance-based compensation, fixed compensation, and retention-based compensation that produces short-term and long-term incentives and rewards. The Compensation Committee believes this compensation mix provides the Named Executive Officers a measure of security as to the minimum levels of compensation they are eligible to receive, while motivating the Named Executive Officers to focus on the business measures that will produce a high level of performance for the Company, as well as reducing the risk of recruitment of highly qualified executive talent by our competitors. The mix of annual incentives and equity-based awards is similarly designed to provide an appropriate balance between short-term financial performance and long-term financial and stock performance. The Compensation Committee believes that its compensation mix results in a pay-for-performance orientation that is aligned with its compensation philosophy to pay median pay for median performance and above-market pay for superior performance.

Impact of Accounting and Tax on the Form of Compensation

The Compensation Committee considers applicable tax, securities laws and accounting regulation in structuring and modifying its compensation arrangements and employee benefit plans. The Compensation Committee has considered the impact of the GAAP on the Company's use of equity-based awards. This consideration factors heavily in the Compensation Committee's decision with respect to restricted stock and stock options grants made annually, limiting the total equity-based awards granted to non-executives. The Compensation Committee also considers the limits on deductibility of compensation imposed by Section 162(m) of the Code with respect to annual compensation exceeding $1.0 million and Section 280(b) of the Code with respect to change in control payments exceeding specified limits. Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for annual compensation over $1 million paid to their chief executive officer and the next three most highly compensated executive officers (other than the chief financial officer). The Internal Revenue Code generally excludes from the calculation of the $1 million cap compensation that is based on the attainment of pre-established, objective performance goals established under a shareholder-approved plan. Our stock option grants are structured in a manner intended to qualify any compensation paid thereunder as "performance-based compensation" excluded from the calculation of the $1 million annual cap.

Compensation Policies and Practices as They Relate to the Company's Risk Management

In determining whether its compensation policies and procedures could have a material adverse effect on the Company, the Company conducted an assessment and assigned oversight of risk associated with compensation to the Compensation Committee. In completing this assessment, the Company developed a complete list of its compensation programs for all employees, including executives, and analyzed each aspect, including salaries, cash incentives, 401(k) benefits, sales compensation plans, and equity grants and/or awards to identify potential risks each component might pose. The Company evaluated the compensation program's features and design and potential risks associated with each, as well as Company policy and procedures that enable management to monitor or mitigate potential risks. The Company engaged Towers Watson to review its risk assessment.

The Company concluded it does not have high-risk compensation policies and that as monitored and managed, risks relating to its compensation policies are not reasonably likely to have a material adverse effect on the Company as a whole.

Summary Compensation Table—2012, 2011, and 2010

The following table sets forth the compensation for the principal executive officer, the principal financial officer, and the Company's only other executive officer serving on December 31, 2012 whose individual remuneration exceeded $100,000 for the fiscal year ended December 31, 2012 (the "Named Executive Officers"):

Name	Year	Salary ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation[3] ($)	Total ($)
Jeffrey D. Thomas[4],	2012	400,000	140,751	141,113	109,519	4,250	795,633
Former Chief Executive Officer and	2011	400,000	205,457	160,396	-	4,125	769,978
President	2010	400,000	500,005	500,001	-	4,558	1,404,564
Margaret M. Thomas[5],	2012	300,000	55,013	55,154	9,405	2,715	422,287
Former Executive Vice President	2011	300,000	61,635	48,119	36,987	2,638	449,379
	2010	300,000	149,996	150,000	60,480	3,152	663,628
Anthony F. Dombrowik[6], *Senior Vice*	2012	240,000	41,630	41,738	36,026	-	359,394
President, Chief Financial	2011	240,000	82,052	75,022	-	-	397,074
Officer and Secretary	2010	50,769	78,001	78,002	50,000	-	256,772

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(1) The amounts in the "Stock Awards" column reflect the aggregate grant date fair value of awards (based on the closing price of the stock on the grant dated) in accordance with accounting guidance applicable to stock based compensation. See Note 10 of the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2012 regarding assumptions underlying the valuation of these equity awards.

(2) The amounts in the "Option Awards" column reflect the aggregate grant date fair value of options in accordance with accounting guidance applicable to stock based compensation and calculated using a Black-Sholes option pricing model. See Note 10 of the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2012 regarding assumptions underlying the valuation of these equity awards.

(3) The amounts set forth in "All Other Compensation" for the fiscal year ended December 31, 2012 reflect Company matching 401(k) contributions.

(4) Mr. Thomas resigned February 25, 2013.

(5) Mrs. Thomas resigned February 25, 2013.

(6) Mr. Dombrowik has served as the Company's senior vice president, chief financial officer and secretary since October 18, 2010 and was named interim chief executive officer effective February 25, 2013.

Grants of Plan-Based Awards Table—2012

The following table sets forth the plan-based grants made during the fiscal year ended December 31, 2012 to each of our Named Executive Officers.

Name	Grant Date	Payouts Under Non-Equity Incentive Plan Awards[1] Target ($)	Payouts Under Non-Equity Incentive Plan Awards[1] Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units[2,6] (#)	All Other Option Awards: Number of Securities Underlying Options[3,6] (#)	Exercise or Base Price of Option Awards[4] ($/Sh)	Grant date Fair Value of Stock and Options Awards[5] ($)
Jeffrey D. Thomas	12/20/2012			31,278			140,751
Former Chief Executive	12/20/2012				88,750	4.50	141,113
Officer and President	2/16/2012	187,500	375,000				
Margaret M. Thomas	12/20/2012			12,225			55,014
Former Executive Vice President	12/20/2012				34,688	4.50	55,153
	2/16/2012	112,500	225,000				
Anthony F. Dombrowik	12/20/2012			9,251			41,630
Senior Vice President, Chief	12/20/2012				26,250	4.50	41,737
Financial Officer and Secretary	2/16/2012	72,000	144,000				

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(1) The amounts in these columns include the target and maximum amounts under the goals applicable for each Named Executive Officer under annual cash incentive plans approved by the Compensation Committee for the 2012 fiscal year. No payments are made for a goal for performance below the target levels for that goal. Please refer to the information set forth above under the heading "Compensation Discussion and Analysis - Annual Cash Incentive Awards" for the methodology and rationale behind granting non-equity incentive awards during 2012.

(2) Restricted stock vests 100% after four years from the date of grant.

(3) The option grants vest over four years at 25% per year and expire after ten years.

(4) The exercise price for grants of stock options is determined using the closing price of the Company's Common Stock on the date of grant.

(5) For stock awards, represents the value of restricted stock granted based on the closing market price of the stock on the grant date. For option awards, represents the grant date fair value of options granted calculated using the Black-Scholes option pricing model. These are the same values for these equity awards used under accounting guidance applicable to stock-based compensation. The assumptions made in determining option values are disclosed in Note 10 of Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

(6) Please refer to the information set forth above under the heading "Compensation Discussion and Analysis - Long-Term Incentive Compensation/Equity-Based Awards" for the methodology and rationale behind granting stock awards and options awards during 2012.

Outstanding Equity Awards at Fiscal Year-End Table—2012

The following table sets forth the outstanding equity awards as of December 31, 2012.

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable[1] (#)	Option Exercise Price[2] ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[3] (#)	Market Value of Shares or Units of Stock That Have Not Vested[4] ($)
Jeffrey D.	11/7/2003	60,236	-	$9.75	11/7/13		
Thomas[5]	11/18/2004	101,504	-	$16.74	11/18/14		
Former	11/11/2005	85,646	-	$26.80	11/11/15		
Chief	11/9/2006	65,000	-	$27.46	11/9/16		
Executive	11/8/2007	119,000	-	$17.11	11/8/17		
Officer	11/13/2008	82,500	-	$9.19	11/13/18		
and	11/12/2009	90,750	30,250	$12.04	11/12/19	46,000	$195,960
President	11/10/2010	49,505	49,505	$11.00	11/10/20	45,455	$193,638
	11/9/2011	24,752	74,258	$4.52	11/9/21	45,455	$193,638
	12/20/2012	-	88,750	$4.50	12/20/22	31,278	$133,244
Margaret M.	11/7/2003	19,592	-	$9.75	11/7/13		
Thomas[5]	11/18/2004	11,278	-	$16.74	11/18/14		
Former	11/11/2005	12,000	-	$26.80	11/11/15		
Executive	11/9/2006	6,000	-	$27.46	11/9/16		
Vice	11/8/2007	12,600	-	$17.11	11/8/17		
President	11/13/2008	34,100	-	$9.19	11/13/18		
	11/12/2009	27,949	9,317	$12.04	11/12/19	14,161	$60,326
	11/10/2010	14,851	14,852	$11.00	11/10/20	13,636	$58,089
	11/9/2011	7,425	22,278	$4.52	11/9/21	13,636	$58,089
	12/20/2012	-	34,688	$4.50	12/20/22	12,225	$52,079
Anthony F.	11/10/2010	7,723	7,723[6]	$11.00	11/10/20	7,091[9]	$30,208
Dombrowik	11/9/2011	11,577	34,733[7]	$4.52	11/9/21	18,153[10]	$77,332
Senior Vice President Chief Financial Officer and Secretary	12/20/2012	-	26,250[8]	$4.50	12/20/22	9,251[11]	$39,409

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(1) Each option grant vests pro rata over four years beginning on the first anniversary of the grant date and has a ten-year term. All unvested options for Mr. Thomas and Mrs. Thomas vested on February 25, 2013 as part of their separation agreements.

(2) The exercise price for grants of stock options is determined using the closing price of the Company's Common Stock on the date of grant.

(3) Restricted stock vests 100% after four years from the date of grant.

(4) The market value of shares of restricted stock that has not vested was determined using the closing date market price of the Company's Common Stock on December 31, 2012, $4.26 per share.

(5) Mr. Thomas and Mrs. Thomas resigned February 25, 2013. All of their restricted stock awards shown in the above table vested in full immediately upon their resignation. Additionally, all of their outstanding unvested options vested immediately on resignation and they will have until May 25, 2013 to exercise outstanding options.

(6) Vests as to approximately 3,861 shares on each of November 10, 2013 and November 10, 2014.

(7) Vests as to approximately 11,578 shares on each of November 9, 2013, November 9, 2014 and November 9, 2015.

(8) Vests as to approximately 6,562 shares on each of December 20, 2013, December 20, 2014, December 20, 2015 and December 20, 2016.

(9) Vests 100% on November 10, 2014.

(10) Vests 100% on November 9, 2015.

(11) Vests 100% on December 20, 2016.

Option Exercises and Stock Vested Table—2012

The following table sets forth certain information with respect to exercised options and vested stock awards for the fiscal year ended December 31, 2012.

	Option Awards		**Stock Awards**	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Jeffrey D. Thomas *Former Chief Executive Officer and President*	-	-	28,900	129,183
Margaret M. Thomas *Former Executive Vice President*	-	-	11,900	53,193
Anthony F. Dombrowik *Senior Vice President, Chief Financial Officer and Secretary*	-	-	-	-

Pension Benefits

The Company does not sponsor any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

The Company does not maintain any non-qualified defined contribution or deferred compensation plans.

Employment Contracts, Termination of Employment and Change in Control Arrangements

Potential Payments to Mr. Dombrowik upon Termination or Change in Control

On March 9, 2011, the Company entered into a Severance Agreement with its senior vice president, chief financial officer and secretary, Anthony F. Dombrowik. The description of the Severance Agreement set forth below does not purport to be complete and is qualified in its entirety by reference to the text of the Severance Agreement, which was attached as an exhibit to the Company's Form 10-K filed on March 11, 2011 with the Securities and Exchange Commission and is incorporated by reference herein.

In the event Mr. Dombrowik is terminated for any of the reasons set forth below, Mr. Dombrowik will be entitled to receive certain compensation as more fully described herein.

Termination without "Cause" or with "Good Reason"

Under the terms of the Severance Agreement, the Company may terminate Mr. Dombrowik's employment without "Cause" by delivering written notice to him. The term "Cause" means any of the following events: (i) the executive's conviction, pleading guilty or no contest with respect to a felony or a misdemeanor involving dishonesty or moral turpitude; (ii) the executive's commission of any act of theft, fraud, dishonesty, or falsification of any employment or Company records; (iii) the executive's engagement in misconduct that is materially detrimental to the Company's reputation or business, as determined by at least two thirds ($^{2}/_{3}$) of the members of the Board; (iv) upon written notice to the executive of executive's insubordination or refusal without proper legal reason to substantially perform the duties and responsibilities required by the Chief Executive Officer of the Company or the Board, other than by reason of mental or physical illness or incapacity, and the executive's failure to cure such insubordination or to perform such duties and responsibilities, as determined by the Chief Executive Officer of the Company or the Board, in his or its sole discretion, within thirty (30) days of the date of such notice; or (v) upon written notice to executive of any breach by the executive of any material term of the Severance Agreement and/or of the executive's fiduciary duties to the Company and, if the breach is reasonably susceptible of cure, the executive's failure to cure such breach within thirty (30) days of the date of such notice, as determined by the Chief Executive Officer of the Company or the Board, in his or its sole discretion. In addition, under the terms of the Severance Agreement, Mr. Dombrowik may terminate his employment with "Good Reason" by delivering written notice to the Company. The term "Good Reason" means any of the following events: (i) a material reduction in executive's base compensation; (ii) a material reduction in executive's authority, titles, duties and responsibilities; or (iii) the relocation of the executive's principal office location of more than 50 miles from his or her present location, where such reduction or change is made without the executive's prior consent, and is not cured by the Company within forty-five (45) days of its receipt of written notice of such adverse circumstances from the executive.

In the event the Company terminates Mr. Dombrowik's employment without "Cause" or Mr. Dombrowik terminates his employment with "Good Reason," then on the effective date of termination, the Company will pay Mr. Dombrowik any unpaid salary, unpaid expenses, unpaid vacation days, unpaid bonus and any benefits provided to him under the Company's benefit programs. In addition, the Company will be required to pay Mr. Dombrowik continued salary for six (6) months immediately following termination of service, an annual bonus equal to 100% of his target annual bonus immediately preceding his termination, and an amount equal to the projected costs of his medical insurance for six (6) months immediately following termination. Furthermore, all of Mr. Dombrowik's unvested stock options and stock grants will fully vest upon the date his termination becomes effective.

If Mr. Dombrowik had been terminated on December 31, 2012 without "Cause" or Mr. Dombrowik resigned with "Good Reason" on December 31, 2012, the maximum severance payments owed to Mr. Dombrowik would have been as follows:

	Termination without "Cause" or resignation for "Good Reason"
Unpaid Bonus	36,026
Continued salary (six months)	120,000
Annual target bonus	72,000
Medical Insurance	8,656
Accelerated Vesting of Stock Options and Restricted Stock(1)	146,949
Total(2)	$383,631

(1) The stock option value is calculated by multiplying the number of unvested shares by the difference between the exercise price and the closing stock price on December 31, 2012 ($4.26). The value of restricted stock is calculated by multiplying the number of unvested shares by the closing stock price on December 31, 2012.

(2) Any payments or other consideration to be received are subject to the deduction limitations and tax imposed by Sections 280G and 4999 of the Code, or to any Excise Tax. Any such payments and value of the other consideration will be reduced, or refunded, as the case may be, by the minimum amount necessary to avoid the application of any Excise Tax.

Termination without "Cause" or with "Good Reason" in Connection with a "Change in Control"

In the event the Company terminates Mr. Dombrowik's employment without "Cause" or Mr. Dombrowik terminates his employment with "Good Reason," and the notice of termination is given in anticipation of, or within an eighteen (18) month period immediately following a "Change in Control," Mr. Dombrowik will be entitled to receive, in addition to the amounts provided for in the section entitled *"Termination without 'Cause' or with 'Good Reason;"* set forth previously, continued base salary payments for an additional six (6) month period (12 months total). For purposes of the Severance Agreement, "Change in Control" means the occurrence of any of the following events: (i) any sale, lease, license, exchange or other transfer to a party not affiliated with the Company (in one transaction or a series of related transactions) of all, or substantially all, of the business and/or assets of Company; (ii) a merger or consolidation of the Company and the Company is not the surviving entity; (iii) a reorganization or liquidation of the Company; or (iv) a merger, consolidation, tender offer or any other transaction involving the Company, if the equity holders of the Company immediately before such merger, consolidation, tender offer or other transaction do not own, directly or indirectly, immediately following such merger, consolidation, tender offer or other transaction, more than fifty percent (50%) of the combined voting power of the outstanding voting securities of the entity resulting from such merger, consolidation, tender offer or other transaction.

If Mr. Dombrowik had been terminated on December 31, 2012 without "Cause" or Mr. Dombrowik resigned with "Good Reason" on December 31, 2012 in connection with a "Change in Control," the maximum severance payments owed to Mr. Dombrowik would have been as follows:

	Termination without "Cause" or for "Good Reason" in connection with a "Change in Control"
Unpaid Bonus	36,026
Continued salary (twelve months)	240,000
Annual target bonus	72,000
Medical Insurance	8,656
Accelerated Vesting of Stock Options and Restricted Stock(1)	146,949
Total(2)	$503,631

(1) The stock option value is calculated by multiplying the number of unvested shares by the difference between the exercise price and the closing stock price on December 31, 2012 ($4.26). The value of restricted stock is calculated by multiplying the number of unvested shares by the closing stock price on December 31, 2012.

(2) Any payments or other consideration to be received are subject to the deduction limitations and tax imposed by Sections 280G and 4999 of the Code, or to any Excise Tax. Any such payments and value of the other consideration will be reduced, or refunded, as the case may be, by the minimum amount necessary so as to avoid the application of any Excise Tax.

Payments to Mr. Thomas upon Termination

In connection with the resignation of Mr. Thomas, our former chief executive officer on February 25, 2013, we entered into a separation agreement and release with Mr. Thomas providing for the payment of a total of $824,475 as severance payments and benefits to Mr. Thomas. This amount is equal to the payments required to be paid in connection with Mr. Thomas' resignation under his employment agreement. Additionally, all unvested stock awards and stock options vested immediately as part of the terms of the separation agreement. Additional information regarding the separation agreement and release entered into with Mr. Thomas is included in the Company's Form 8-K filed with the Securities and Exchange Commission on February 25, 2013.

Payments to Mrs. Thomas upon Termination

In connection with the resignation of Mrs. Thomas, our senior vice president on February 25, 2013, we entered into a separation agreement and release with Mrs. Thomas providing for the payment of a total of $359,371 as severance payments and benefits. This amount is equal to the payments required to be paid in connection with Mrs. Thomas' resignation under her severance agreement. Additionally, all unvested stock awards and stock options vested immediately as part of the terms of the separation agreement. Additional information regarding the separation agreement and release entered into with Mrs. Thomas is included in the Company's Form 8-K filed with the Securities and Exchange Commission on February 25, 2013.

Director Compensation Table—2012

The following table provides compensation information for the fiscal year ended December 31, 2012 for each member of the Company's Board of Directors.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards[2] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation[3] ($)	Total ($)
Daniel G. Byrne	54,526	12,504	12,501	-	-	-	79,531
Rafer L. Johnson[4]	12,000	-	-	-	-	-	12,000
James M. Kalustian	68,058	30,001	30,000	-	-	-	128,059
Peter Kamin[5]	18,000	12,504	12,501	-	-	-	43,005
Nilofer Merchant	24,000	12,504	12,501	-	-	-	49,005
Lisa Rapuano[6]	18,000	12,504	12,501	-	-	-	43,005
Thomas J. Rusin	44,968	12,504	12,501	-	-	-	69,973
Jeffrey D. Thomas[7]	-	-	-	-	-	-	-
John A. Ueberroth[8]	45,376	-	-	-	-	-	45,376
Ricardo L. Valencia	72,823	12,504	12,501	-	-	80,000	177,828
Timothy M. Walsh	24,000	12,498	12,480	-	-	-	48,978

(1) After being appointed as the Company's Chairman of the Board, James M. Kalustian received a $20,000 additional fee paid in cash. Each of the Company's other non-employee directors receive an annual fee of approximately $50,000 per year, paid $24,000 in cash and approximately $25,000 in equity. Inclusive in these amounts, each of the Company's non-employee directors receive $1,000 per Board meeting attended. Equity compensation is split between options and restricted stock grants. Pursuant to the 2009 Plan, each grant of non-qualified stock options is granted at the fair market value of the Common Stock on the date of grant, and vests in four equal annual installments commencing one year from the date of grant. Each grant of restricted stock is granted at the fair market value of the Common Stock on the date of grant and vests one year from the date of grant. Committee chairpersons receive an additional $7,000 annually. These amounts are payable in cash. Additionally, each director is compensated for special committee fees as designated by the board of directors and reimbursed for certain out-of-pocket expenses incurred in connection with attendance at Board and committee meetings.

(2) These amounts reflect the aggregate grant date fair value of the stock awards and option awards, respectively, granted during 2012 and computed in accordance with GAAP. For a description of accounting policies and the assumptions used in determining the value of the stock options and restricted stock awards, see the notes to the financial statements included in our Annual Report on Form 10-K, filed on March 11, 2013.

The following table presents the number of outstanding and unexercised option awards and the number of outstanding stock awards held by each of the non-employee directors as of December 31, 2012.

Director	Number of Outstanding Option Awards	Number of Outstanding Stock Awards
Daniel G. Byrne	20,739	2,447
Peter H. Kamin[5]	6,511	2,447
James M. Kalustian	27,665	5,871
Nilofer Merchant	9,236	4,228
Thomas J. Rusin	11,890	2,447
Lisa Rapuano[6]	6,511	2,447
Ricardo L. Valencia	17,572	2,447
Timothy M. Walsh	5,435	2,212

(3) Amount consists of consulting fees paid to Mr. Valencia.

(4) Resigned from the Board of Directors effective June 2012.

(5) Joined the Board of Directors in June 2012.

(6) Joined the Board of Directors in June 2012.

(7) See "Summary Compensation Table" for disclosure related to Mr. Thomas who is a Named Executive Officer. Mr. Thomas resigned as a director and as the Chief Executive Officer of the Company in February 2013.

(8) Mr. Ueberroth did not stand for reelection at the 2012 Annual meeting and ceased to be a director effective June 2012.

INTERESTS OF DIRECTORS, OFFICERS AND OTHERS IN CERTAIN TRANSACTIONS

The Company recognizes that transactions between the Company and related persons present a potential for actual or perceived conflicts of interest. Pursuant to the rules of the Securities and Exchange Commission, the Company deems a related party transaction to be any transaction or series of related transactions in excess of $120,000 in which the Company is a party and in which a Related Party has a material interest (each a "Related Party Transaction"). For this purpose, a Related Party is defined to include directors, director nominees, executive officers, 5% beneficial owners and members of their immediate families.

The Company does not have a written policy regarding the review and approval of Related Party Transactions, but collects information about potential Related Party Transactions in its annual questionnaires completed by directors and executive officers of the Company. Potential related party transactions are first reviewed and assessed by the Company's executive management to consider the materiality of the transaction. A material related party transaction is approved or ratified only if the disinterested members of the Board of Directors determine that it is in, or is not inconsistent with, the best interests of the Company and its stockholders and in compliance with the rules of the Securities and Exchange Commission.

There were no transactions in excess of $120,000 between the Company and related persons during 2012.

During 2012, the Company engaged Mr. Valencia, a member of the Board, in a consulting arrangement to assist the Company in creating partnership affiliations with various education associations aimed to increase non-mail lead generation. As noted in his business experience, Mr. Valencia has a vast network in the educational space, which combined with his knowledge of our Company and processes, positions him as a qualified candidate to perform this work. Payments made for these consulting fees were below $120,000 as measured on a rolling twelve-month basis and therefore meet the independence thresholds outlined by the rules and regulations of the Securities and Exchange Commission and the NASDAQ director independence standards.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed with management the Compensation Discussion and Analysis provisions to be included in the Company's 2013 Proxy Statement. Based on the reviews and discussions referred to above, we recommend to the Board of Directors that the Compensation Discussion and Analysis referred to above be included in the Company's Proxy Statement and incorporated by reference into our Annual Report on form 10-K.

COMPENSATION COMMITTEE

Ricardo Lopez Valencia, Chairman
James M. Kalustian
Thomas J. Rusin
Lisa O'Dell Rapuano

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the amount of stock of the Company beneficially owned as of April 19, 2013, by each person (other than Named Executive Officers, directors and director nominees) known by the Company to own beneficially more than 5% of the outstanding shares of the Company's outstanding Common Stock.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock(1)	Percent of Class of Common Stock
Jefferson Gramm (Bandera Partners) (2)	2,744,989	16.5%
FMR LLC (Fidelity Management and Research Company) (3)	1,770,356	10.4%
Stadium Capital Management, LLC(4)	1,198,320	7.1%

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(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or dispositive power with respect to securities. Shares of Common Stock, which are purchasable under options which are currently exercisable, or which will become exercisable no later than 60 days after April 19, 2013, are deemed outstanding for computing the percentage of the person holding such options, but are not deemed outstanding for computing the percentage of any other person. The Percent of Class of Common Stock set forth above is based upon 16,948,822 shares of Common Stock outstanding as of April 19, 2013. Except as indicated by footnote and subject to community property laws, where applicable, the persons named in the table have sole voting and dispositive power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) The Company is reporting this stock ownership based upon a Schedule 13D report filed on July 23, 2012 with the Securities and Exchange Commission. Bandera Partners LLC may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,725,193 shares of Common Stock directly owned by Bandera Master Fund L.P. As Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners LLC, each of Gregory Bylinsky, Jefferson Gramm and Andrew Shpiz may be deemed to have the shared power to dispose of, direct the disposition of, vote or direct the vote of 2,725,193 shares of Common Stock directly owned by Bandera Master Fund L.P. Mr. Gramm may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 19,796 shares owned directly by him. The address of the beneficial owners is 50 Broad Street, Suite 1820, New York, New York, 10004.

(3) The Company is reporting this stock ownership based upon a Schedule 13G/A report filed on December 12, 2011 with the Securities and Exchange Commission. The address of the beneficial owner is 82 Devonshire Street, Boston, MA 02109.

(4) The Company is reporting this stock ownership based upon a Schedule 13G/A report filed on February 14, 2013 with the Securities and Exchange Commission. Stadium Capital Management, LLC, Alexander M. Seaver and Bradley R. Kent may be deemed to share voting power and dispositive power with respect as to 1,198,320 shares of Common Stock. Stadium Capital Partners, L.P., Stadium Capital Management, LLC, Alexander M. Seaver and Bradley R. Kent may be deemed to share voting power and dispositive power with respect to 1,061,354 shares of Common Stock. The address of the beneficial owners is 199 Elm Street, New Canaan, CT 06840-5321.

The following table sets forth the amount of Common Stock of the Company beneficially owned as of April 19, 2013, by each director of the Company, each Named Executive Officer, each director nominee and prospective director and all directors and executive officers as a group:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock(1)	Percent of Class of Common Stock
Lisa O'Dell Rapuano(2)	1,193,074	7.04%
Jeffrey D. Thomas (3)	1,156,681	6.47%
Margaret M. Thomas (4)	282,962	1.65%
Peter H. Kamin (5)	221,312	1.31%
Anthony F. Dombrowik (6)	53,795	*
James M. Kalustian (7)	24,737	*
Daniel G. Byrne (8)	23,222	*
Ricardo Lopez Valencia (9)	17,607	*
Thomas J. Rusin (10)	9,095	*
Nilofer Merchant (11)	6,536	*
Timothy M. Walsh (12)	3,570	*
Debra Dulsky (13)	-	*
All directors and Named Executive Officers as a group (12 people)(14)	2,992,591	16.47%

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* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or dispositive power with respect to securities. Shares of Common Stock, which are purchasable under options which are currently exercisable, or which will become exercisable no later than 60 days after April 19, 2013, are deemed outstanding for computing the percentage of the person holding such options, but are not deemed outstanding for computing the percentage of any other person. The Percent of Class of Common Stock set forth above is based upon 16,948,822 shares of Common Stock outstanding as of April 19, 2013. Except as indicated by footnote and subject to community property laws, where applicable, the persons named in the table have sole voting and dispositive power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Director. Lane Five Capital Management LP, Lane Five Capital Management, LLC and Lisa O'Dell Rapuano may be deemed to share voting power and dispositive power with respect to 1,189,000 shares of Common Stock. Lane Five Partners GP LLC, Lane Five Partners LP, Lane Five Capital Management LP, Lane Five Capital Management, LLC and Lisa O'Dell Rapuano may be deemed to share voting and dispositive power with respect to 830,537 shares of Common Stock. The address of Ms. Rapuano is 1122 Kenilworth Drive, Suite 313, Towson, MD 21204

(3) Former chief executive officer and president of the Company. Includes options to purchase 921,656 shares of Common Stock issued under the 2009 Plan that expire May 25, 2013. Mr. Thomas' address is 1525 East Westminster, Spokane, WA 99223.

(4) Former executive vice president of the Company. Includes options to purchase 226,930 shares of Common Stock issued under the 2009 Plan that expire May 25, 2013. Mrs. Thomas' address is 1525 East Westminster, Spokane, WA 99223.

(5) Director. Mr. Kamin has the sole power to vote or direct the vote of and to dispose or direct the disposition of the 219,685 shares of Common Stock held by the Peter H. Kamin Revocable Trust, the Peter H. Kamin Roth IRA and the Peter H. Kamin Family Foundation. Includes options to purchase 1,627 shares of Common Stock issued under the 2009 Plan. The address of Mr. Kamin is 3K Limited Partnership, 20 Custom House Street, Suite 610, Boston, Massachusetts 02110.

(6) Interim chief executive officer and president, senior vice president, chief financial officer and secretary of the Company. Includes options to purchase 19,300 shares of Common Stock issued under the 2009 Plan. Mr. Dombrowik's address is 2001 South Flint Road, Spokane, WA 99224.

(7) Chairman of the Board of Directors of the Company. Includes options to purchase 13,957 shares of Common Stock issued under the 2009 Plan. Mr. Kalustian's address is 215 Wachusett Ave., Arlington, MA 02476.

(8) Director. Includes options to purchase 13,866 shares of Common Stock issued under the 2009 Plan. Mr. Byrne's address is 2001 South Flint Road, Spokane, WA 99224.

(9) Director. Includes options to purchase 10,699 shares of Common Stock issued under the 2009 Plan. Mr. Valencia's address is 12641 S. 35th Place, Phoenix, AZ, 85044.

(10) Director. Includes options to purchase 4,316 shares of Common Stock issued under the 2009 Plan. Mr. Rusin's address is 750 E. Main Street, 8th Floor, Stamford, CT 06902.

(11) Director. Includes options to purchase 2,308 shares of Common Stock issued under the 2009 Plan. Ms. Merchant's address is 359 Johnson Avenue, Los Gatos, CA 95030.

(12) Director. Includes options to purchase 1,358 shares of Common Stock issued under the 2009 Plan. Mr. Walsh's address is 50 W. State St., Trenton, NJ 08625.

(13) Director nominee. Ms. Dulsky's address is 35 Marion Road, Westport, CT 06880.

(14) Includes 1,217,644 shares of Common Stock issuable upon exercise of stock options.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the executive officers, directors, and persons who beneficially own more than 10% of a class of securities registered under Section 12(b) the Exchange Act to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Such officers, directors and stockholders are required by Securities and Exchange Commission regulations to furnish the Company with copies of all such reports that they file. Based solely upon the Company's review of such forms furnished to the Company during the fiscal year ended December 31, 2012, and written representations from certain reporting persons, the Company believes that all filing requirements applicable to the Company's executive officers, directors and more than 10% stockholders have been complied with, except as follows: John A. Ueberroth, our former director, failed to timely file one Form 4 with respect to one transaction and Timothy M. Walsh, our director, failed to timely file one Form 4 with respect to one transaction.

REPORT OF AUDIT COMMITTEE

The Audit Committee is currently composed of four non-employee directors, Daniel G. Byrne, chairman and financial expert, Nilofer Merchant, Timothy M. Walsh and Peter H. Kamin, all of whom meet the independence and experience requirements of the Securities and Exchange Commission and the NASDAQ Listing Standards, as currently in effect. The Audit Committee met eleven times during 2012.

At each of its meetings, the Committee met with the senior members of the Company's financial management team and representatives from the independent registered public accounting firm. The Committee's agenda is established by the Committee's chairman and the Company's chief financial officer. During the year, the Committee had private sessions with the Company's independent registered public accounting firm at which candid discussions of financial management, accounting and internal control issues took place.

The Committee recommended to the Board of Directors the engagement of BDO USA, LLP as the Company's independent registered public accounting firm. The Committee reviewed with the Company's financial managers and the independent registered public accountants overall audit scopes and plans, the results of internal and external audit examinations, evaluations by the auditors of the Company's internal controls, and the quality of the Company's financial reporting.

The Committee has reviewed with management the audited financial statements in the Annual Report, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. In addressing the quality of management's accounting judgments, members of the Audit Committee asked for management's representations that the audited consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles and have expressed to both management and the independent registered public accountants their general preference for conservative policies when a range of accounting options is available.

In its meetings with representatives of the independent registered public accounting firm, the Committee asks them to address and discuss their responses to several questions that the Committee believes are particularly relevant to its oversight. These questions include:

- Based on the independent registered public accounting firm's experience and their knowledge of the Company, do the Company's financial statements fairly present in all material respects, to investors, with clarity and completeness, the Company's financial position and performance for the reporting period in accordance with generally accepted accounting principles and Securities and Exchange Commission disclosure requirements?

- Based on the independent registered public accounting firm's experience and their knowledge of the Company, has the Company implemented internal controls and internal audit procedures that are appropriate for the Company?

The Committee believes that by thus focusing its discussions with the independent registered public accounting firm, it can promote a meaningful dialogue that provides a basis for its oversight judgments.

The Committee also discussed with the independent registered public accounting firm all other matters required to be discussed by the auditors with the Committee under Statement on Auditing Standards No. 61, as amended, ("Communication with Audit Committees"). The Committee received and discussed with the independent registered public accounting firm their annual written report on their independence from the Company and its management, which is made under requirements of the Public Company Accounting Oversight Board and considered with the independent registered public accounting firm whether the other non-audit services provided by them to the Company during 2012 was compatible with the independent registered public accountants' independence.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. The Committee reviews the Company's Securities and Exchange Commission reports prior to filing and all quarterly earnings announcements in advance of their issuance with management and representatives of the independent registered public accounting firm. In its oversight role, the Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm, who, in their report, express an opinion on the conformity of the Company's annual financial statements to generally accepted accounting principles.

In reliance on these reviews and discussions, and the report of the independent registered public accounting firm, the Audit Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

Daniel G. Byrne, Chairman
Nilofer Merchant
Timothy M. Walsh
Peter H. Kamin

CODE OF ETHICS AND CONDUCT

The Company has adopted a Code of Ethics and Conduct, which is a code of conduct and ethics that applies to all of its directors, officers and employees. A copy of the Code of Ethics and Conduct may be obtained, without charge, upon written request addressed to the attention of the secretary, Dwight D. Eisenhower Building, 2001 South Flint Road, Spokane, Washington 99224.

ANNUAL MEETING ATTENDANCE

The Company has adopted a formal policy with regard to directors' attendance at annual meetings of stockholders. All members of the Board of Directors of the Company are strongly encouraged to prepare for, attend and participate in all annual meetings of stockholders. All of the Company's directors attended the 2012 annual meeting of stockholders in person, except for Mr. Kamin, who attended the meeting telephonically.

STOCKHOLDER COMMUNICATIONS

Stockholders interested in communicating directly with the Board of Directors, or specified individual directors, may do so by writing the secretary of the Company, Anthony F. Dombrowik, Ambassadors Group, Inc., Dwight D. Eisenhower Building, 2001 South Flint Road, Spokane, Washington 99224. The secretary will review all such correspondence and will regularly forward to the Board copies of all such correspondence that, in the opinion of the secretary, deals with the functions of the Board or committees thereof or that he otherwise determines requires their attention. Directors may at any time review a log of all correspondence received that is addressed to members of the Board of Directors and request copies of such correspondence. Concerns relating to accounting, internal controls or auditing matters will immediately be brought to the attention of the Audit Committee and handled in accordance with procedures established by the Audit Committee with respect to such matters.

AVAILABILITY OF ANNUAL REPORT ON FORM 10-K

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available upon written request and without charge to stockholders by writing to Anthony F. Dombrowik, Secretary, Ambassadors Group, Inc., 2001 South Flint Road, Spokane, Washington 99224.

HOUSEHOLDING OF PROXY MATERIALS

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement and annual report addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Company stockholders may be "householding" our proxy materials. A single annual report and proxy statement may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, you may (1) if you are not a stockholder of record, notify your broker, or (2) if you are a stockholder of record, direct your written request to Anthony F. Dombrowik, Secretary, Ambassadors Group, Inc., 2001 South Flint Road, Spokane, Washington 99224.

STOCKHOLDER PROPOSALS

Stockholder Proposals for Inclusion in Next Year's Proxy Statement

Any proposals of stockholders that are intended to be considered for inclusion in the Company's proxy materials relating to next year's annual meeting must be received by the Company at its principal executive offices on or before January 6, 2014, which is 120 calendar days before the anniversary date of this year's Proxy Statement. However, if the date of next year's annual meeting is changed by more than 30 days from the date of this year's Annual Meeting, then the deadline is a reasonable time before the Company begins to print and send its proxy materials.

Other Stockholder Proposals and Director Nominations

If a stockholder wishes to present a stockholder proposal at the Company's next annual meeting that is not intended to be included in the Company's proxy statement or to nominate a person for election to the Company's Board of Directors at the next annual meeting, the stockholder must provide the information required by the Company's bylaws and give timely notice to the secretary of the Company in accordance with the bylaws, which require that notice be received by the secretary not less than 45 days or more than 75 days prior to the Company's first anniversary of the date on which the Company first mailed its proxy materials for the preceding year's annual meeting of stockholders. If the date of the stockholder meeting is changed by more than 30 days from the anniversary of the Company's annual meeting for the prior year, then notice of a stockholder proposal that is not intended to be included on the Company's proxy statement under Rule 14a-8 promulgated under the Exchange Act or that nominates a director must be received no later than the close of business on the later of 90 days prior to the meeting and 10 days after public pronouncement of the meeting date is first made. Notices of intention to present proposals or to nominate persons for election to the Company's Board of Directors at the next annual meeting should be addressed to the secretary, Ambassadors Group, Inc., Dwight D. Eisenhower Building, 2001 South Flint Road, Spokane, Washington 99224. You may also contact the secretary at the Company's principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals.

OTHER BUSINESS

The Company does not know of any other business to be presented at the Annual Meeting and does not intend to bring any other matters before such meeting. If any other matters properly do come before the Annual Meeting, however, the persons named in the accompanying Proxy are empowered, in the absence of contrary instructions, to vote according to their best judgment.

It is important that your stock be represented at the Annual Meeting, regardless of the number of shares you hold. You are, therefore, urged to execute and return the accompanying Proxy in the envelope provided or to vote by telephone or over the internet at your earliest convenience.

By Order of the Board of Directors



Anthony F. Dombrowik
Secretary

Spokane, Washington

May 6, 2013

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PROPOSED AMENDMENT TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE VI

~~The Board of Directors shall be and is divided into three classes, designated Class I, Class II and Class III. The number of directors in each class shall be the whole number contained in the quotient arrived at by dividing the authorized number of directors by three, and if a fraction is also contained in such quotient then if such fraction is one-third (1/3) the extra director shall be a member of Class III and if the fraction is two-thirds (2/3) one of the extra directors shall be a member of Class III and the other shall be a member of Class II. The directors appointed in Class III shall initially serve for a term ending on the date of the 2002 annual meeting of stockholders and the directors appointed to Class II shall initially serve for a term ending on the date of the 2003 annual meeting of stockholders. Thereafter, each director shall serve for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. In the event or any increase of decrease in the authorized number of directors, (a) each director then serving as such shall nevertheless continue as a director of the class of which he is a member until the expiration of his current term, or his prior death, retirement, resignation or removal, and (b) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board of Directors to such class or classes as shall, so far as possible, bring the number of directors in the respective classes into conformity with the formula in this Article VI, as applied to the new authorized number of directors. Notwithstanding any of the foregoing provisions of this Article VI, a director shall hold office until the annual meeting of stockholders for the year in which his or her term expires and until his or her successor is elected and qualified or until his death, retirement, resignation or removal. Should a vacancy occur or be created, the remaining directors (even though less than a quorum) may fill the vacancy for the full term of the class in which the vacancy occurs or is created.~~ All of the directors of the Corporation shall be of one class and shall be elected at least annually. Each director shall serve for a term ending at the next following annual meeting of stockholders, and until his or her successor is elected and qualified or until his or her death, retirement, resignation or removal. Should a vacancy occur or be created, the remaining directors (even though less than a quorum) may fill the vacancy, and the director so chosen shall serve for a term expiring at the next following annual meeting of stockholders, and until his or her successor is elected and qualified or until his or her death, retirement, resignation or removal.

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AMBASSADORS GROUP, INC.

2013 STOCK INCENTIVE PLAN

1. **Purpose**. The purpose of this 2013 Stock Incentive Plan (the "Plan") is to enable Ambassadors Group, Inc. (the "Company") to attract and retain the services of selected employees, officers and directors of the Company. For purposes of this Plan, a person is considered to be employed by or in the service of the Company if the person is employed by or in the service of any entity (the "Employer") that is the Company, a parent or subsidiary of the Company or a corporation, limited liability company, partnership, joint venture or other entity in which the Company has an interest.

2. **Shares Subject to the Plan**. Subject to adjustment as provided below and in Section 10, the shares to be offered under the Plan shall consist of Common Stock of the Company, and the total number of shares of Common Stock that may be issued under the Plan shall be 640,000 shares plus (i) shares that are available under the Company's 2009 Equity Participation Plan (the "Prior Plan") as of the Effective Date of the Plan (as defined in Section 3.1), (ii) shares subject to outstanding options under the Prior Plan as of the Effective Date of the Plan if the options are cancelled or terminated or expire after the Effective Date of the Plan without the issuance of the shares subject to the options and (iii) restricted shares outstanding as of the Effective Date of the Plan if the restricted shares are forfeited to the Company after the Effective Date of the Plan. If an option, stock appreciation right, Stock Award (as defined in Section 7) or Performance-Based Award (as defined in Section 9) granted under the Plan expires, terminates or is cancelled, the unissued shares thereto shall again be available under the Plan. If shares subject to a Stock Award or Performance-Based Award are forfeited to or repurchased by the Company, the number of shares forfeited or repurchased shall again be available under the Plan.

3. **Effective Date and Duration of Plan.**

3.1. ***Effective Date***. The Plan shall become effective upon approval by shareholders of the Company in accordance with the Nasdaq Stock Market regulations (the "Effective Date of the Plan"). Awards may be made under the Plan at any time after the Effective Date of the Plan and before termination of the Plan.

3.2. ***Duration***. The Plan shall continue in effect until all shares available for issuance under the Plan have been issued and all restrictions on the shares have lapsed. The Board of Directors of the Company ("Board of Directors") may suspend or terminate the Plan at any time except with respect to awards then outstanding or subject to restrictions under the Plan. Termination shall not affect any outstanding awards or any right of the Company to repurchase shares or the forfeitability of shares issued under the Plan.

4. **Administration.**

4.1. ***Board of Directors***. The Plan shall be administered by the Board of Directors, which shall determine and designate the individuals to whom awards shall be made, the amount of the awards and the other terms and conditions of the awards. Subject to the provisions of the Plan, the Board of Directors may adopt and amend rules and regulations relating to administration of the Plan, accelerate any exercise or vesting date, extend any exercise period, waive or modify any restriction applicable to shares (except those restrictions imposed by law) and make all other determinations in the judgment of the Board of Directors necessary or desirable for the administration of the Plan. The interpretation and construction of the provisions of the Plan and related agreements by the Board of Directors shall be final and conclusive. The Board of Directors may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any related agreement in the manner and to the extent it deems expedient to carry the Plan into effect, and the Board of Directors shall be the sole and final judge of such expediency.

4.2. ***Committee***. The Board of Directors may delegate to any committee of the Board of Directors (the "Committee") any or all authority for administration of the Plan. If authority is delegated to the Committee, all references to the Board of Directors in the Plan shall mean and relate to the Committee, except (i) as otherwise provided by the Board of Directors and (ii) that only the Board of Directors may amend or terminate the Plan as provided in Sections 3 and 11.

5. **Types of Awards, Eligibility, Limitations**. The Board of Directors may, from time to time, take the following actions, separately or in combination, under the Plan: (i) grant Incentive Stock Options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), as provided in Sections 6.1 and 6.2; (ii) grant options other

than Incentive Stock Options ("Non-Statutory Stock Options") as provided in Sections 6.1 and 6.3; (iii) grant Stock Awards as provided in Section 7; (iv) grant stock appreciation rights as provided in Section 8; and (v) grant Performance-Based Awards as provided in Section 9. Awards may be made to employees, officers and directors selected by the Board of Directors; provided, however, that only employees of the Company or any parent or subsidiary of the Company (as defined in subsections 424(e) and 424(f) of the Code) are eligible to receive Incentive Stock Options under the Plan. The maximum number of shares that can be issued under the Plan as Incentive Stock Options is 640,000 shares. No employee may be granted options or stock appreciation rights for more than an aggregate of 150,000 shares of Common Stock in any fiscal year.

6. **Option Grants.**

6.1. ***General Rules Relating to Options.***

6.1-1 **Terms of Grant**. With respect to each option grant, the Board of Directors shall determine the number of shares subject to the option, the exercise price, the period of the option, the time or times at which the option may be exercised (except that no options are exercisable after the expiration of 10 years after the date of grant) and whether the option is an Incentive Stock Option or a Non-Statutory Stock Option.

6.1-2 **Option Price**. The option price per share shall be determined by the Board of Directors at the time of grant. The option price shall not be less than 100 percent of the fair market value of the Common Stock covered by the Incentive Stock Option at the date the option is granted. The fair market value shall be deemed to be the closing price of the Common Stock of the Company as reported on the Nasdaq Stock Market on the date the option is granted, or if there has been no sale on that date, on the last preceding date on which a sale occurred, or such other reported value of the Common Stock of the Company as shall be specified by the Board of Directors.

6.1-3 **Exercise of Options**. Except as provided in Section 6.1-5 or as determined by the Board of Directors, no option granted under the Plan may be exercised unless at the time of exercise the optionee is employed by or in the service of the Company and shall have been so employed or provided such service continuously since the date the option was granted. Except as provided in Sections 6.1-1, 6.1-5, 6.2-2 and 10, options granted under the Plan may be exercised from time to time over the period stated in each option in amounts and at times prescribed by the Board of Directors, provided that options may not be exercised for fractional shares. Unless otherwise determined by the Board of Directors, if an optionee does not exercise an option in any one year for the full number of shares to which the optionee is entitled in that year, the optionee's rights shall be cumulative and the optionee may purchase those shares in any subsequent year during the term of the option.

6.1-4 **Nontransferability**. Except as provided below, each Incentive Stock Option granted under the Plan by its terms shall be nonassignable and nontransferable by the optionee, either voluntarily or by operation of law, and during the optionee's lifetime, shall be exercisable only by the optionee. A stock option may be transferred by will or by the laws of descent and distribution of the state or country of the optionee's domicile at the time of death. A Non-Statutory Stock Option shall also be transferable pursuant to a qualified domestic relations order as defined under the Code or Title I of the Employee Retirement Income Security Act. The Committee may, in its discretion, authorize all or a portion of a Non-Statutory Stock Option granted to an optionee to be on terms which permit transfer by the optionee to (i) the spouse, children or grandchildren of the optionee ("Immediate Family Members"), (ii) a trust or trusts for the exclusive benefit of Immediate Family Members, or (iii) a partnership in which Immediate Family Members are the only partners, provided that (x) there may be no consideration for any transfer, (y) the stock option agreement pursuant to which the options are granted must expressly provide for transferability in a manner consistent with this paragraph, and (z) subsequent transfers of transferred options shall be prohibited except by will or by the laws of descent and distribution. Following any transfer, options shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, provided that for purposes of Section 6.1-6 the term "optionee" shall be deemed to refer to the transferee. The events of termination of employment of Section 6.1-5, shall continue to be applied with respect to the original optionee, following which the options shall be exercisable by the transferee only to the extent, and for the periods specified, and all other references to employment, termination of employment, life or death of the optionee, shall continue to be applied with respect to the original optionee.

6.1-5 **Termination of Employment or Service.**

6.1-5(a) **General Rule**. Unless otherwise determined by the Board of Directors, if an optionee's employment or service with the Company terminates for any reason other than because of total disability or death as provided in Sections 6.1-5(b) and (c), his or her option may be exercised at any time before the expiration date of the option or the expiration of 30 days after the date of termination, whichever is the shorter period, but only if and to the extent the optionee was entitled to exercise the option at the date of termination.

6.1-5(b) **Termination Because of Total Disability.** Unless otherwise determined by the Board of Directors, in the event of the termination of employment or service because of total disability, the option may be exercised at any time prior to the expiration date of the option or the expiration of 12 months after the date of termination, whichever is the shorter period, but only if and to the extent the optionee was entitled to exercise the option at the date of termination. The term "total disability" means a mental or physical impairment which is expected to result in death or which has lasted or is expected to last for a continuous period of 12 months or more and which causes the optionee to be unable, in the opinion of the Company, to perform his or her duties as an employee, director or officer of the Company. Total disability shall be deemed to have occurred on the first day after the Company has made a determination of total disability.

6.1-5(c) **Termination Because of Death.** Unless otherwise determined by the Board of Directors, in the event of the death of an optionee while employed by or providing service to the Company or a subsidiary, the option may be exercised at any time prior to the expiration date of the option or the expiration of 12 months after the date of death, whichever is the shorter period, but only if and to the extent the optionee was entitled to exercise the option at the date of death and only by the person or persons to whom such optionee's rights under the option shall pass by the optionee's will or by the laws of descent and distribution of the state or country of domicile at the time of death.

6.1-5(d) **Amendment of Exercise Period Applicable to Termination.** The Board of Directors may at any time extend the 30-day and 12-month exercise periods any length of time not longer than the original expiration date of the option. The Board of Directors may at any time increase the portion of an option that is exercisable, subject to terms and conditions determined by the Board of Directors.

6.1-5(e) **Failure to Exercise Option.** To the extent that the option of any deceased optionee or any optionee whose employment or service terminates is not exercised within the applicable period, all further rights to purchase shares pursuant to the option shall terminate.

6.1-5(f) **Leave of Absence.** Absence on leave approved by the Employer or on account of illness or disability shall not be deemed a termination or interruption of employment or service. Unless otherwise determined by the Board of Directors, vesting of options shall continue during a medical, family or military leave of absence, whether paid or unpaid, and vesting of options shall be suspended during any other unpaid leave of absence.

6.1-6 **Purchase of Shares.**

6.1-6(a) **Notice of Exercise.** Unless the Board of Directors determines otherwise, shares may be acquired pursuant to an option granted under the Plan only upon the Company's receipt of written notice from the optionee of the optionee's binding commitment to purchase shares, specifying the number of shares the optionee desires to purchase under the option and the date on which the optionee agrees to complete the transaction, and, if required to comply with the Securities Act of 1933, containing a representation that it is the optionee's intention to acquire the shares for investment and not with a view to distribution.

6.1-6(b) **Payment.** Unless the Board of Directors determines otherwise, on or before the date specified for completion of the purchase of shares pursuant to an option exercise, the optionee must pay the Company the full purchase price of those shares in cash or by check or, with the consent of the Board of Directors, in whole or in part, in Common Stock of the Company valued at fair market value and other forms of consideration. With the consent of the Board of Directors, an optionee may pay the exercise price, in whole or in part, by instructing the Company to withhold from the shares to be issued upon exercise shares of Common Stock valued at fair market value. The fair market value of Common Stock of the Company provided or withheld in payment of the purchase price shall be the closing price of the Common Stock of the Company as reported on the Nasdaq Stock Market or such other reported value of the Common Stock of the Company as shall be specified by the Board of Directors, on the date the option is exercised, or if such date is not a trading day, then on the immediately preceding trading day.

6.1-6(c) **Tax Withholding.** Each optionee who has exercised an option shall, immediately upon notification of the amount due, if any, pay to the Company in cash or by check amounts necessary to satisfy any federal, state and local tax withholding requirements. If additional withholding is or becomes required (as a result of exercise of an option or as a result of disposition of shares acquired pursuant to exercise of an option) beyond any amount deposited before delivery of the certificates, the optionee shall pay the additional withholding amount, in cash or by check, to the Company on demand. If the optionee fails to pay the amount demanded, the Company or the Employer may withhold that amount from other amounts payable to the optionee, including salary, subject to applicable law. With the consent of the Board of Directors, an optionee may satisfy this obligation, in whole or in part, by instructing the Company to withhold some of the shares to be issued upon exercise or by delivering to the Company other shares of Common Stock; provided, however, that the number of shares so withheld or delivered shall not exceed the minimum amount necessary to satisfy the required withholding obligations. The fair market value of Common Stock of the Company withheld or delivered to satisfy withholding obligation shall be the closing price of the Common Stock of the Company as reported on the Nasdaq Stock Market or such other reported value of the Common Stock of the Company as shall be specified by the Board of Directors, on the date the option is exercised, or if such date is not a trading day, then on the immediately preceding trading day.

6.1-6(d) **Reduction of Reserved Shares.** Upon the exercise of an option, the number of shares reserved for issuance under the Plan shall be reduced by the number of shares issued upon exercise of the option plus any shares withheld in payment of the exercise price or to satisfy withholding requirements.

6.1-7 **No Repricing**. Except for actions approved by the shareholders of the Company or adjustments made pursuant to Section 10, the option price for an outstanding option granted under the Plan may not be decreased after the date of grant nor may the Company grant a new option or pay any cash or other consideration (including another award under the Plan) in exchange for any outstanding option granted under the Plan at a time when the option price of the outstanding option exceeds the fair market value of the Shares covered by the option.

6.2 ***Incentive Stock Options***. Incentive Stock Options shall be subject to the following additional terms and conditions:

6.2-1 **Limitation on Amount of Grants**. If the aggregate fair market value of stock, determined as of the date the option is granted, for which Incentive Stock Options granted under this Plan (and any other stock incentive plan of the Company or its parent or subsidiary corporations, as defined in subsections 424(e) and 424(f) of the Code) are exercisable for the first time by an employee during any calendar year exceeds $100,000, the portion of the option or options not exceeding $100,000, to the extent of whole shares, will be treated as an Incentive Stock Option and the remaining portion of the option or options will be treated as a Non-Statutory Stock Option. The preceding sentence will be applied by taking options into account in the order in which they were granted. If, under the $100,000 limitation, a portion of an option is treated as an Incentive Stock Option and the remaining portion of the option is treated as a Non-Statutory Stock Option, unless the optionee designates otherwise at the time of exercise, the optionee's exercise of all or a portion of the option will be treated as the exercise of the Incentive Stock Option portion of the option to the full extent permitted under the $100,000 limitation. If an optionee exercises an option that is treated as in part an Incentive Stock Option and in part a Non-Statutory Stock Option, the Company will designate the portion of the stock acquired pursuant to the exercise of the Incentive Stock Option portion as Incentive Stock Option stock by issuing a separate certificate for that portion of the stock and identifying the certificate as Incentive Stock Option stock in its stock records.

6.2-2 **Limitations on Grants to 10 percent Shareholders**. An Incentive Stock Option may be granted under the Plan to an employee possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or any parent or subsidiary (as defined in subsections 424(e) and 424(f) of the Code) only if the option price is at least 110 percent of the fair market value, as described in Section 6.1-2, of the Common Stock subject to the option on the date it is granted and the option by its terms is not exercisable after the expiration of five years from the date it is granted.

6.2-3 **Duration of Options**. Subject to Sections 6.1-3, 6.1-5 and 6.2-2, Incentive Stock Options granted under the Plan shall continue in effect for the period fixed by the Board of Directors, except that by its terms no Incentive Stock Option shall be exercisable after the expiration of 10 years from the date it is granted.

6.2-4 **Limitation on Time of Grant**. No Incentive Stock Option shall be granted on or after the tenth anniversary of the last action by the Board of Directors adopting the Plan or approving an increase in the number of shares available for issuance under the Plan, which action was subsequently approved within 12 months by the shareholders.

6.2-5 **Early Dispositions**. If, within two years after an Incentive Stock Option is granted or within 12 months after an Incentive Stock Option is exercised, the optionee sells or otherwise disposes of Common Stock acquired on exercise of the Option, the optionee shall within 30 days of the sale or disposition notify the Company in writing of (i) the date of the sale or disposition, (ii) the amount realized on the sale or disposition and (iii) the nature of the disposition (e.g., sale, gift, etc.).

6.3 ***Non-Statutory Stock Options***. Non-Statutory Stock Options shall be subject to the following terms and conditions, in addition to those set forth in Section 6.1 above:

6.3-1 **Duration of Options**. Non-Statutory Stock Options granted under the Plan shall continue in effect for the period fixed by the Board of Directors.

7. **Stock Awards**. The Board of Directors may issue shares, including restricted stock, or rights to receive shares, including restricted stock units, under the Plan ("Stock Awards") for any consideration, including services, determined by the Board of Directors. A restricted stock unit represents the right to receive one share of Common Stock subject to satisfaction of the conditions set forth in the applicable award agreement. Stock Awards shall be subject to the terms, conditions and restrictions determined by the Board of Directors and set forth in an award agreement. The terms may include restrictions concerning transferability, repurchase by the Company and forfeiture of the shares issued or awarded, deferral of the date for receipt of any shares and any other terms determined by the Board of Directors. The Company may require any recipient of a Stock Award to pay to the Company in cash or by check upon demand amounts necessary to satisfy any federal, state or local tax withholding requirements. If the recipient fails to pay the amount demanded, the Company or the Employer may withhold that amount from other amounts payable to the purchaser, including salary, subject to applicable law. With the consent of the Board of Directors, a participant may satisfy this obligation, in whole or in part, by instructing the Company to withhold some of the shares to be issued or by delivering to the Company shares of Common Stock; provided, however, that the number of shares withheld or delivered shall not exceed the minimum amount necessary to satisfy the required withholding obligation. The fair market value of Common Stock of the Company withheld to satisfy withholding obligations shall be the closing price of the Common Stock of the Company as reported on the Nasdaq Stock Market or such other reported value of the Common Stock of the Company as shall be specified by the Board of Directors, on the date the shares are withheld, or if such date is not a trading day, then on the immediately preceding trading day. Upon the issuance of shares under a Stock Award, the number of shares reserved for issuance under the Plan shall be reduced by the number of shares issued, net of any shares withheld to satisfy tax withholding obligations.

8. **Stock Appreciation Rights**.

8.1 *Grant*. Stock appreciation rights may be granted under the Plan by the Board of Directors, subject to such rules, terms, and conditions as the Board of Directors prescribes, except that no stock appreciation rights are exercisable after the expiration of 10 years after the date of grant.

8.2 *Exercise*.

8.2-1 **General**. Each stock appreciation right shall entitle the holder, upon exercise, to receive from the Company in exchange therefor an amount equal in value to the excess of the fair market value on the date of exercise of one share of Common Stock of the Company over its fair market value on the date of grant or such higher amount as the Board of Directors shall determine (or, in the case of a stock appreciation right granted in connection with an option, the excess of the fair market value of one share of Common Stock of the Company over the exercise price per share under the option to which the stock appreciation right relates), multiplied by the number of shares covered by the stock appreciation right or the option, or portion thereof, that is surrendered. No stock appreciation right shall be exercisable at a time that the amount determined under this subsection is negative. Payment by the Company upon exercise of a stock appreciation right may be made in Common Stock valued at fair market value, in cash, or partly in Common Stock and partly in cash, all as determined by the Board of Directors.

8.2-2 **Time of Exercise**. A stock appreciation right shall be exercisable only at the time or times established by the Board of Directors. If a stock appreciation right is granted in connection with an option, the following rules shall apply: (i) the stock appreciation right shall be exercisable only to the extent and on the same conditions that the related option could be exercised; (ii) upon exercise of the stock appreciation right, the option or portion thereof to which the stock appreciation right relates terminates; and (iii) upon exercise of the option, the related stock appreciation right or portion thereof terminates.

8.2-3 **Conditions**. The Board of Directors may impose any conditions upon the exercise of a stock appreciation right or from time to time adopt rules affecting the rights of holders of stock appreciation rights. These rules may govern the right to exercise stock appreciation rights granted prior to adoption or amendment of the rules as well as stock appreciation rights granted thereafter.

8.2-4 **Fair Market Value**. For purposes of this Section 8, the fair market value of the Common Stock (i) at the time of grant shall be determined using the methods set forth in Section 6.1-2 and (ii) at the time of exercise shall be determined using the methods set forth in Section 6.1-6(b).

8.2-5 **Fractional Shares**. No fractional shares shall be issued upon exercise of a stock appreciation right. In lieu thereof, cash may be paid in an amount equal to the value of the fraction or, if the Board of Directors determines, the number of shares may be rounded to the next whole share.

8.2-6 **Nontransferability**. Each stock appreciation right granted in connection with an Incentive Stock Option and, unless otherwise determined by the Board of Directors, each other stock appreciation right granted by its terms shall be nonassignable and nontransferable by the holder, either voluntarily or by operation of law, except by will or by the laws of descent and distribution of the state or country of the holder's domicile at the time of death, and each stock appreciation right by its terms shall be exercisable during the holder's lifetime only by the holder; provided, however, that a stock appreciation right not granted in connection with an Incentive Stock Option shall also be transferable pursuant to a qualified domestic relations order as defined under the Code or Title I of the Employee Retirement Income Security Act.

8.2-7 **Taxes**. Each participant who has exercised a stock appreciation right shall, upon notification of the amount due, pay to the Company in cash amounts necessary to satisfy any federal, state and local tax withholding requirements. If the participant fails to pay the amount demanded, the Company may withhold that amount from other amounts payable by the Company to the participant including salary, subject to applicable law. With the consent of the Board of Directors a participant may satisfy this obligation, in whole or in part, by having the Company withhold from shares to be issued upon the exercise that number of shares that would satisfy the withholding amount due or by delivering Common Stock to the Company to satisfy the withholding amount. The fair market value of Common Stock of the Company withheld or delivered to satisfy withholding requirements shall be the closing price of the Common Stock of the Company as reported on the Nasdaq Stock Market or such other reported value of the Common Stock of the Company as shall be specified by the Board of Directors, on the date the stock appreciation right is exercised, or if such date is not a trading day, then on the immediately preceding trading day.

8.2-8 **Reduction of Reserved Shares**. Upon the exercise of a stock appreciation right for shares, the number of shares reserved for issuance under the Plan shall be reduced by the number of shares covered by the stock appreciation right. Cash payments of stock appreciation rights shall not reduce the number of Shares reserved for issuance under the Plan.

9. **Performance-Based Awards**. The Board of Directors may grant awards intended to qualify as qualified performance-based compensation under Section 162(m) of the Code and the regulations thereunder ("Performance-Based Awards"). Performance-Based Awards shall be denominated at the time of grant in Common Stock. Performance-Based Awards shall be subject to the following terms and conditions:

9.1 ***Award Period***. The Board of Directors shall determine the period of time for which a Performance-Based Award is made (the "Award Period").

9.2 ***Performance Goals and Payment***. The Board of Directors shall establish in writing objectives ("Performance Goals") that must be met by the Company or any subsidiary, division or other unit of the Company ("Business Unit") during the Award Period as a condition to payment being made under the Performance-Based Award. The Performance Goals for each award shall be one or more targeted levels of performance with respect to one or more of the following objective measures with respect to the Company or any Business Unit or on a per traveler basis or by source or channel (including directly delivered programs, non-directly delivered programs and internet and advertising): net revenue; gross revenue; number of travelers; net revenue as a percentage of gross revenue; cost of sales; gross margin; operating expenses; operating income; income before income tax provision; net income or earnings; net income or earnings per share (basic or diluted); net income or earnings before interest, taxes, depreciation and amortization (EBITDA); net income or earnings before interest and taxes (EBIT); free cash flow; cash flow; cash from operations; return on invested capital; return on equity; return on assets; return on capital; internal rate of return on one or more acquisitions or projects; economic value added; stock price increase; total shareholder return (stock price increase plus dividends); change in enterprise value; cost to acquire a traveler or customer; net revenue, net income or operating income per dollar spent on acquiring travelers or customers; any measure of customer satisfaction (including net promoter scores); or any of the foregoing before the effect of acquisitions, divestitures, accounting changes, and restructuring and special charges (determined according to criteria established by the Board of Directors). The Board of Directors shall also establish the number of Performance Shares or the amount of cash payment to be made under a Performance-Based Award if the Performance Goals are met or exceeded, including the fixing of a maximum payment (subject to Section 9.4). The Board of Directors may establish other restrictions to payment under a Performance-Based Award, such as a continued employment requirement, in addition to satisfaction of the Performance Goals. Some or all of the Performance-Based Award may be issued at the time of the award as restricted shares subject to forfeiture in whole or in part if Performance Goals or, if applicable, other restrictions are not satisfied.

9.3 ***Computation of Payment.*** During or after an Award Period, the performance of the Company or Business Unit, as applicable, during the period shall be measured against the Performance Goals. If the Performance Goals are not met, no payment shall be made under a Performance-Based Award. If the Performance Goals are met or exceeded, the Board of Directors shall certify that fact in writing and certify the number of shares earned under the terms of the Performance-Based Award.

9.4 ***Maximum Awards.*** No participant may receive in any fiscal year Stock Performance Awards under which the aggregate maximum amount payable under the Awards exceeds 500,000 shares of Common Stock.

9.5 ***Tax Withholding.*** Each participant who has received Performance Shares shall, upon notification of the amount due, pay to the Company in cash or by check amounts necessary to satisfy any applicable federal, state and local tax withholding requirements. If the participant fails to pay the amount demanded, the Company or the Employer may withhold that amount from other amounts payable to the participant, including salary, subject to applicable law. With the consent of the Board of Directors, a participant may satisfy this obligation, in whole or in part, by instructing the Company to withhold from any shares to be issued or by delivering to the Company other shares of Common Stock; provided, however, that the number of shares so delivered or withheld shall not exceed the minimum amount necessary to satisfy the required withholding obligation.

9.6 ***Reduction of Reserved Shares.*** The number of shares of Common Stock reserved for issuance under the Plan shall be reduced by the number of shares issued upon payment of an award, net of any shares withheld to satisfy withholding obligations.

10. **Changes in Capital Structure.**

10.1 ***Stock Splits, Stock Dividends.*** If the outstanding Common Stock of the Company is hereafter increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of any stock split, combination of shares, dividend payable in shares, recapitalization or reclassification, appropriate adjustment shall be made in the number and kind of shares available for grants under the Plan and in all other share amounts set forth in the Plan. In addition, appropriate adjustment shall be made in the number and kind of shares subject to Stock Awards as to which shares have not been issued and as to which outstanding options and stock appreciation rights, or portions thereof then unexercised, shall be exercisable, so that the holder's proportionate interest before and after the occurrence of the event is maintained. Notwithstanding the foregoing, the Board of Directors shall have no obligation to effect any adjustment that would or might result in the issuance of fractional shares, and any fractional shares resulting from any adjustment may be disregarded or provided for in any manner determined by the Board of Directors. Any adjustments made by the Board of Directors pursuant to this Section 10.1 shall be conclusive.

10.2 ***Corporate Transactions.*** Unless otherwise provided at the time of grant, if during the term of an option, stock appreciation right or restricted stock unit award, there shall occur a merger, consolidation or plan of exchange involving the Company pursuant to which outstanding shares are converted into cash or other stock, securities or property, or a sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, the assets of the Company, then the Board of Directors, may, in its sole discretion, provide that outstanding awards under the Plan shall be treated in accordance with any of the following alternatives:

10.2-1 The option, stock appreciation right, restricted stock unit award shall be converted into an option, stock appreciation right or restricted stock unit award to acquire stock of the surviving or acquiring corporation in the applicable transaction for a total purchase price equal to the total price applicable to the unexercised portion of the option, stock appreciation right or restricted stock unit award, and with the amount and type of shares subject thereto and exercise price per share thereof to be conclusively determined by the Board of Directors, taking into account the relative values of the companies involved in the applicable transaction and the exchange rate, if any, used in determining shares of the surviving corporation to be held by holders of shares of Common Stock of the Company following the applicable transaction, and disregarding fractional shares;

10.2-2 The option, stock appreciate right or restricted stock unit shall be cancelled effective immediately prior to the consummation of the transaction, and, in full consideration of the cancellation, pay at such time or at other times as determined by the Board of Directors to the holder thereof an amount in cash, for each share subject to the award, equal to the value, as determined by the Board of Directors, of the award, provided that with respect to any outstanding option such value shall be equal to the excess of (A) the value, as determined by the Board of Directors, of the property (including cash) received by the holder of a share of stock as a result of the transaction over (B) the exercise price of such option; or

10.2-3 All unissued shares subject to restricted stock unit awards shall be issued immediately prior to the consummation of such transaction, all options and stock appreciation rights will become exercisable for 100 percent of the shares subject to the option or stock appreciation right effective as of the consummation of such transaction, and the Board of Directors shall approve some arrangement by which holders of options and stock appreciation rights shall have a reasonable opportunity to exercise all such options and stock appreciation rights effective as of the consummation of such transaction or otherwise realize the value of these awards, as determined by the Board of Directors. Any option or stock appreciation right that is not exercised in accordance with procedures approved by the Board of Directors shall terminate.

10.3 ***Rights Issued by Another Corporation***. The Board of Directors may also grant options, stock appreciation rights, Stock Awards and Performance-Based Awards under the Plan with terms, conditions and provisions that vary from those specified in the Plan, provided that any such awards are granted in substitution for, or in connection with the assumption of, existing options, stock appreciation rights, Stock Awards and Performance-Based Awards or other awards granted, awarded or issued by another corporation and assumed or otherwise agreed to be provided for by the Company pursuant to or by reason of a merger, combination consolidation, acquisition or similar corporate transaction. In the case of any award under this Section 10.3, shares issued or issuable in connection with the substitute award shall not be counted against the number of shares reserved under the Plan, but shall be governed by the Plan by virtue of the Company's assumption of the plan or arrangement of the acquired company or business.

11. **Amendment of the Plan**. The Board of Directors may at any time modify or amend the Plan in any respect, except that shareholder approval in accordance with the Nasdaq Stock Market regulations shall be required to (i) increase the number of shares reserved for the Plan or (ii) amend Section 6.1-7 of the Plan. Except as provided in Section 10, no change in an award already granted shall be made without the written consent of the holder of the award if the change would adversely affect the holder.

12. **Approvals**. The Company's obligations under the Plan are subject to the approval of state and federal authorities or agencies with jurisdiction in the matter. The Company will use its best efforts to take steps required by state or federal law or applicable regulations, including rules and regulations of the Securities and Exchange Commission and any stock exchange on which the Company's shares may be listed, in connection with the grants under the Plan. The foregoing notwithstanding, the Company shall not be obligated to issue or deliver Common Stock under the Plan if issuance or delivery would violate state or federal securities laws.

13. **Employment and Service Rights**. Nothing in the Plan or any award pursuant to the Plan shall (i) confer upon any employee any right to be continued in the employment of an Employer or interfere in any way with the Employer's right to terminate the employee's employment at will at any time, for any reason, with or without cause, or to decrease the employee's compensation or benefits, or (ii) confer upon any person engaged by an Employer or the Company any right to be retained or employed by the Employer or the Company or to the continuation, extension, renewal or modification of any compensation, contract or arrangement with or by the Employer or the Company.

14. **Rights as a Shareholder**. The recipient of any award under the Plan shall have no rights as a shareholder with respect to any shares of Common Stock until the recipient becomes the holder of record of those shares. Except as otherwise expressly provided in the Plan, no adjustment shall be made for dividends or other rights for which the record date occurs before the date the recipient becomes the holder of record.